UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 30, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission file number: 001-34249

FARMER BROS. CO.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	95-0725980
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

14501 N Fwy, Fort Worth, Texas 76177
(Address of Principal Executive Offices; Zip Code)

682-549-6600
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, par value $1.00 per share	FARM	Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒ NO ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officer during the relevant recovery period pursuant to §240.10D-1(b).   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES ☐   NO ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant as of December 31, 2023, the last business day of the registrant's most recently completed second fiscal quarter, was $47.6 million based upon the closing price reported for such date on the Nasdaq Global Select Market.

As of September 4, 2024 the registrant had 21,254,343 shares outstanding of its common stock, par value $1.00 per share, which is the registrant's only class of common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Specified portions of the registrant's definitive proxy statement to be filed with the U.S. Securities and Exchange Commission pursuant to Regulation 14A in connection with the registrant's 2024 Annual Meeting of Stockholders are incorporated by reference into Part III of this report. Such proxy statement will be filed with the SEC not later than 120 days after the conclusion of the registrant's fiscal year ended June 30, 2024.

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K ("Form 10-K") and other documents we file with the Securities and Exchange Commission (the "SEC") contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are based on current expectations, estimates, forecasts and projections about us, our future performance, our financial condition, our products, our business strategy, our beliefs and our management's assumptions. In addition, we, or others on our behalf, may make forward-looking statements in press releases or written statements, or in our communications and discussions with investors and analysts in the normal course of business through meetings, webcasts, phone calls and conference calls. These forward-looking statements can be identified by the use of words like "anticipates," "estimates," "projects," "expects," "plans," "believes," "intends," "will," "could," "may," "assumes" and other words of similar meaning. These statements are based on management's beliefs, assumptions, estimates and observations of future events based on information available to our management at the time the statements are made and include any statements that do not relate to any historical or current fact. These statements are not guarantees of future performance and they involve certain risks, uncertainties and assumptions that are difficult to predict. Actual outcomes and results may differ materially from what is expressed, implied or forecast by our forward-looking statements due in part to the risks, uncertainties and assumptions set forth below in Part I, Item 1.A., *Risk Factors* as well as Part II, Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, of this Form 10-K, as well as those discussed elsewhere in this Form 10-K and other factors described from time to time in our filings with the SEC.

Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, severe weather, levels of consumer confidence in national and local economic business conditions, developments related to pricing cycles and volumes, the impact of labor shortages, the increase of costs due to inflation, an economic downturn caused by any pandemic, epidemic or other disease outbreak, decreased consumer spending, the success of our turnaround strategy, the impact of capital improvement projects, the adequacy and availability of capital resources to fund our existing and planned business operations and our capital expenditure requirements, our ability to meet financial covenant requirements in our Credit Facility, which could impact, among other things, our liquidity, the relative effectiveness of compensation-based employee incentives in causing improvements in our performance, the capacity to meet the demands of our customers, the extent of execution of plans for the growth of our business and achievement of financial metrics related to those plans, our success in retaining and/or attracting qualified employees, our success in adapting to technology and new commerce channels, the effect of the capital markets as well as other external factors on stockholder value, fluctuations in availability and cost of green coffee, competition, organizational changes, the effectiveness of our hedging strategies in reducing price and interest rate risk, changes in consumer preferences, our ability to provide sustainability in ways that do not materially impair profitability, changes in the strength of the economy, including any effects from inflation, business conditions in the coffee industry and food industry in general, our continued success in attracting new customers, variances from budgeted sales mix and growth rates, weather and special or unusual events, as well as other risks described in this Form 10-K and other factors described from time to time in our filings with the SEC.

Given these risks and uncertainties, you should not rely on forward-looking statements as a prediction of actual results. Any or all of the forward-looking statements contained in this Form 10-K and any other public statement made by us, including by our management, may turn out to be incorrect. We are including this cautionary note to make applicable and take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 for forward-looking statements. We expressly disclaim any obligation to update or revise any forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise, except as required under federal securities laws and the rules and regulations of the SEC.

PART I

Item 1.   Business

Overview

Farmer Bros. Co., a Delaware corporation (including its consolidated subsidiaries unless the context otherwise requires, the "Company," "we," "us," "our" or "Farmer Bros."), is a leading coffee roaster, wholesaler, equipment servicer and distributor of coffee, tea and other allied products. We serve a wide variety of customers, from small independent restaurants and foodservice operators to large institutional buyers like restaurant, department and convenience store chains, hotels, casinos, healthcare facilities, and gourmet coffee houses, as well as grocery chains with private brand and consumer-branded coffee and tea products, and foodservice distributors. With a robust product line, including organic, Direct Trade, Project D.I.R.E.C.T.® and other sustainably-produced coffees, iced and hot teas, cappuccino, spices, and baking/biscuit mixes, among others, we offer not only a breadth of high-quality products to our customers but also a comprehensive approach by providing value added services such as market insight, beverage planning, and equipment placement and service. Our principal office and product development lab is located in Fort Worth, Texas ("Fort Worth facility"). We were founded in 1912, incorporated in California in 1923, and reincorporated in Delaware in 2004. Our principal office is located in Forth Worth, Texas. We operate in one business segment.

Products and Services

Our product and service categories consist of the following:

- a robust line of roast and ground coffee, including organic, Direct Trade, Project D.I.R.E.C.T.®, Fair Trade Certified™® and other sustainably-produced offerings;
- frozen liquid coffee;
- ambient liquid coffee;
- flavored and unflavored iced and hot teas, including organic and Rainforest Alliance Certified™;
- culinary products including premium spices, pancake and biscuit mixes, gravy and sauce mixes, soup bases, dressings, syrups and sauces, and coffee-related products such as coffee filters, cups, sugar and creamers;
- other beverages including cappuccino, cocoa, granitas and other blender-based beverages and concentrated and ready-to-drink cold brew and iced coffee; and
- installation, repair & refurbishment services for a wide array of coffee, tea and juice equipment using state of the art restoration techniques, managing full equipment lifecycle and providing enhanced service capabilities, maintenance and value addition.

Our owned brand products are sold primarily into the foodservice channel. Our primary brands include Farmer Brothers®, Artisan Collection by Farmer Brothers™, Metropolitan™, China Mist® and Boyds®. Our Artisan coffee products include Direct Trade, Project D.I.R.E.C.T.®, Fair Trade Certified™®, Rainforest Alliance Certified™, organic and proprietary blends. We sell whole bean and roast and ground flavored and unflavored coffee products under the Cain's™, McGarvey® and Boyds® brands and iced and hot teas under the China Mist® brand through foodservice distributors at retail. Our roast and ground coffee products are primarily sold in traditional packaging, including bags and fractional packages, as well as single-serve packaging. Our tea products are sold in traditional tea bags and sachets, as well as single-serve tea pods and capsules. Our fiscal year ends on June 30, and our discussion is as of and for the fiscal years ended June 30, 2024 ("fiscal 2024") and June 30, 2023 ("fiscal 2023"). See *Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations* included in Part II, Item 7 of this Form 10-K.

Business Strategy

Overview

We are a coffee company dedicated to delivering the coffee people want, the way they want it. We build partnerships with customers who value quality, a wide array of services and sustainable sourcing and are passionate about delivering great coffee, tea, and culinary experiences to their communities.

In order to achieve our mission, increase cash optimization, and improve margins, we have grown existing capabilities and continue to develop new capabilities to deliver value to our customers. More recently, we have undertaken initiatives such as, but not limited to, the following:

- **Executing Manufacturing and Network Optimization**. We continue to develop and execute manufacturing network optimization. We utilize our Portland, Oregon, facility and separate distribution centers, including our Rialto, California distribution center, to improve production efficiencies and balance volume across our manufacturing and distribution networks to facilitate sustainable long-term growth. In fiscal 2023, we sold our Northlake, Texas production facility and now utilize our Portland, Oregon facility and third-party co-manufacturers for the entirety of our Direct-Store-Delivery ("DSD") production operations. We also continue to execute branch and route rationalization, optimize product offerings through SKU rationalization, individualize customer delivery methods, and enhance inventory management, which improves our cost structure without sacrificing service to our customers.

- **Leveraging our Direct-Store-Delivery Network for growth.** The DSD system is central to our operational framework, and we are making significant enhancements to drive profitability, ensure customer retention and utilize our national reach to improve inventory management across our network. The enhancements include optimizing the management of the route network to focus on business development, higher profitable sales and customer penetration; while utilizing key performance indicators to create better focus, accountability and alignment toward business objectives. We are also utilizing dedicated new business resources to capture market share. Additionally, we are focused on building partnerships that utilize our current distribution capabilities to expose us to industry and product innovation.

- **Product Innovation Pipeline.** We are continuing to enhance our premium and specialty coffee and tea programs, developing strategic partnerships, and building an advantaged allied product portfolio that resonates with our customers. We will continue to provide leadership in sustainable product solutions for our customers.

- **Driving Customer Satisfaction**. Providing our customers the products they want, when they want them, is key to customer satisfaction and retention. We have invested in systems and processes to improve our ability to service our customers. We are driving continuous improvement on "On-Time and In-Full" and other key service metrics. In addition, we are focused on optimizing our product commercialization process and bringing innovation to our customers.

- **Service Excellence in Revive Service & Restoration ("Revive").** We continue to have one of the largest coffee service networks in the industry and are able to install, repair, and refurbish commercial brewing equipment. We are focused on continually improving time-to-install, time-to-repair and restoration of equipment. We have successfully built partnerships with leading equipment manufacturers and are invested in training our team on the latest equipment offerings to enhance our service capabilities and ability to add value.

- **Enhance Processes and Systems.** We are implementing IT applications which we expect to enhance our supply chain optimization and flexibility. We are also continuing to invest in and enhance other IT capabilities to provide back-office support which will enable enhanced customer analytics, better product targeting and pricing, and create a more robust demand and supply process. We continue to use an integrated AI-backed pricing model that enhances our ability to evaluate and implement optimal pricing changes.

We differentiate ourselves in the marketplace by providing coffee, tea, and culinary expertise, service excellence, and equipment program support. We tailor solutions to our customers' needs, helping them deliver a great experience for their customers, including by:

- Offering a wide variety of sustainably sourced coffee, tea, and culinary products, thereby helping our customers achieve their sustainability goals and objectives;

- Providing consumer, channel, and market insights, including ideation to support customer menu and product evaluation in line with consumer trends;

- Delivering comprehensive commercial brewing equipment program support from installation to preventative maintenance to timely repair;

- Providing DSD service where our trained Route Sales Representative ("RSR") orders product to keep our customers in-stock, merchandises the beverage station, rotates products, cleans and inspects equipment on-site, and performs "cup quality checks," all to ensure a great experience for the consumer. Our services provided to DSD customers are conducted primarily in person through our RSRs, who develop business relationships with chefs, restaurant owners and food buyers at their delivery locations; and

- Providing comprehensive coffee programs to our key account customers, including private brand development, green coffee procurement, hedging, category management, sustainable sourcing, limited time specialty products, packaging design and supply chain management.

Industry and Market Leadership

We have made the following investments in an effort to ensure we are well-positioned within the industry to take advantage of category trends, industry insights, and general coffee, tea and allied product knowledge to grow our business:

- *Coffee Industry Leadership*. Through our dedication to the craft of sourcing, blending and roasting coffee, and our participation with the Specialty Coffee Association ("SCA"), National Coffee Association, Coffee Quality Institute ("CQI"), Coalition for Coffee Communities, International Women's Coffee Alliance, Pacific Coast Coffee Association, and Roasters Guild, we work to help shape the future of the coffee industry. We believe that due to our commitment to the industry, large retail and foodservice operators are drawn to working with us.

- *Market Insight and Consumer Research.* We have developed a market insight capability internally that reinforces our business-to-business positioning as a thought leader in the coffee, tea and food service industries. We invest in proprietary consumer and customer segmentation studies and provide trend insights and product development support that helps our customers create winning products and integrated marketing strategies. We are focused on understanding key demographic groups and their attitudes and behaviors to better position the Company as a consumer brand at retail and meet the market needs of all our customers.

Sustainability Leadership

- *Sustainability.* We believe that our collective efforts in measuring our social and environmental impact, creating programs for waste, water and energy reduction, promoting partnerships in our supply chain that aim at supply chain stability and food security, and focusing on employee engagement place us in a unique position to help retailers and foodservice operators create differentiated coffee and tea programs that can include sustainable supply chains, direct trade purchasing, training and technical assistance, recycling and composting networks, and packaging material reductions.
- *Project D.I.R.E.C.T.® Program.* In fiscal 2024, we continued to utilize our direct trade sourcing model, Project D.I.R.E.C.T.® This program involves direct long-term partnerships with coffee growing communities based on principles of sustainability, transparent pricing and consumer education. This model is an impact-based product or raw material sourcing framework that utilizes data-based sustainability metrics to influence an inclusive, collaborative approach to sustainability along the supply chain. To evaluate whether coffee is Project D.I.R.E.C.T.®, we follow an outcome-based evaluation framework. The result of this evaluation impacts where we invest our resources within our supply chain and has led to an increased level of transparency for us. Overall, Project D.I.R.E.C.T.® builds community partnerships for decision making, training, and reporting that benefits all members of the coffee supply chain.
- *Green Coffee Traceability.* We are committed to the inclusion of more sustainably-sourced coffees in our supply chain. Regulatory and reputational risks can increase when customers, roasters and suppliers cannot see back into their supply chain. To address these concerns, as well as to deepen our commitment to the longevity of the coffee industry, we track traceability levels from all green coffee suppliers on a per-contract basis. This helps us to bring transparency to our supply chain, rank our suppliers, and also to identify opportunities to select trusted providers, cooperatives, mills, exporters, and other suppliers, when offering sustainable coffees to our customers. It also helps us deepen our understanding of greenhouse gas emissions generated upstream in our supply chain.
- *Supplier Sustainability.* We are committed to working with suppliers who share our social, environmental and economic sustainability goals. Regulatory and reputational risks can increase when suppliers are not held to the same strict standards to which we hold ourselves. To address this concern, all existing suppliers and new suppliers must acknowledge and adhere to our Supplier Standards of Engagement. These Standards of Engagement are aligned with the United Nations Global Compact and set minimum standards for suppliers that are designed to provide Farmer Bros. visibility into all aspects of its supply chain and meets these objectives. Our suppliers also execute a Supplier's Certificate of Compliance, representing supplier's receipt and acknowledgment of the Standards of Engagement and agreement to comply with the same.

Charitable Activities

We view charitable involvement as a part of our corporate responsibility and sustainability model: Social, Environmental, and Economic Development, or SEED. We endorse and support communities where our customers, employees, businesses, and suppliers are located, and who have enthusiastically supported us over the past 100 years. Our objective is to provide support toward a mission of supply chain stability with a focus on food security.

Recipient organizations include those with strong local and regional networks that ensure families have access to nutritious food. Donations may take the form of corporate cash contributions, product donations, employee volunteerism, and workplace giving (with or without matching contributions).

- Recipient organizations include Feeding America, Ronald McDonald House, and local food banks.
- Our usable and near expiring products or products with damaged packaging that can be donated are donated to Feeding America affiliated food banks nationwide, in an effort to keep all edible food waste from going to landfills.

Human Capital

On June 30, 2024, we employed approximately 1,003 employees, 206 of whom are subject to collective bargaining agreements expiring on or before September 30, 2027.

Achieving our vision of building a leading specialty products distributor and service company starts with our people. We believe our human capital management philosophy and programs align with developing and sustaining a culture that embraces our team member values of family, service and quality, collaboration, simplicity and sustainability. We emphasize our value of family by striving for inclusive and equitable approaches in hiring practices, pay practices and team member engagement.

We continue to attract, develop and retain our team members with the following programs:

Team Member Benefits

We value each team member and, as a result, we provide a Total Rewards Program that strives to deliver the features that our team members value. To accomplish this, we have conducted surveys of our team members over the last three years to make sure we are investing in areas that our people value. Based on team member feedback and in alignment with our values of family, we have emphasized:

- Stability of our team member benefits costs and expansion of the scope of our benefit programs and options. This has included company-paid short-term disability as well as paid parental leave for all non-union team members.
- Focused improvement of our overall team member experience, including investments in HR technology, well-being initiatives and a comprehensive Benefits Assistance Center to help employees understand their benefits better.

Health and Safety

The health and safety of our team members is crucial. In addition to tracking common indicators, such as injury rates, we have taken a proactive approach to work place safety, including regular company-wide safety training, extensive driver safety curriculum to help keep our team members and others safer on the road, and fleet safety reviews. We will continue to focus on all aspects of team member health and safety by creating a Safety First Culture. This includes, but is not limited to, tracking and analyzing injury rates and incident trends, safety training, and team member engagement in the safety process.

Raw Materials and Supplies

Our primary raw material is green coffee, an exchange-traded agricultural commodity that is subject to price fluctuations. Over the past five years, the coffee "C" market near month price per pound ranged from approximately $0.90 to $2.60. The coffee "C" market near month price as of June 30, 2024 and 2023 was $2.29 and $1.65 per pound, respectively. Our principal packaging materials include carton board, corrugate and plastic. We also use a significant amount of electricity, natural gas, and other energy sources to operate our production and distribution facilities.

We purchase green coffee beans from multiple coffee regions around the world. Coffee "C" market prices in fiscal 2024 traded in a $1.44 to $2.54 per pound range during the fiscal year, and averaged 13% above the historical average for the past five years. There can be no assurance that green coffee prices will remain at these levels in the future. Some of the Arabica coffee beans we purchase do not trade directly on the commodity markets. Rather, we purchase these coffee beans on a negotiated basis from coffee brokers, exporters and growers, including Direct Trade and Fair Trade Certified™® sources and Rainforest Alliance Certified™ farms. Fair Trade Certified™® provides an assurance that farmer groups are receiving the Fair Trade minimum price and an additional premium for certified organic products through arrangements with cooperatives. Direct Trade products provide similar assurance except that the arrangements are provided directly to individual coffee growers instead of to cooperatives, providing these farmers with price premiums and dedicated technical assistance to improve farm conditions and increase both quality and productivity of sustainable coffee crops at the individual farm level. Rainforest Alliance Certified™ coffee is grown using methods that help promote and preserve biodiversity, conserve scarce natural resources, and help farmers build sustainable lives. Our business model strives to reduce the impact of green coffee price fluctuations on our financial results and to protect and stabilize our margins, principally through customer arrangements and derivative instruments, as further explained in Note 5, *Derivative Instruments,* of the Notes to Consolidated Financial Statements included in this Form 10-K.

Intellectual Property

We own a number of United States trademarks and service marks that have been registered with the United States Patent and Trademark Office. We also own other trademarks and service marks for which we have filed applications for U.S. registration. We have licenses to use certain trademarks outside of the United States and to certain product formulas, all subject to the terms of the agreements under which such licenses are granted. We believe our trademarks and service marks are integral to customer identification of our products. It is not possible to assess the impact of the loss of such identification. Depending on the jurisdiction, trademarks are generally valid as long as they are in use and/or their registrations are properly maintained and they have not been found to have become generic. Registrations of trademarks can also generally be renewed indefinitely as long as the trademarks are in use. In addition, we own numerous copyrights, registered and unregistered, registered domain names, and proprietary trade secrets, technology, know-how, and other proprietary rights that are not registered.

Seasonality

We experience some seasonal influences. The winter months historically have generally been our strongest sales months. However, our product line and geographic diversity provide some sales stability during the warmer months when coffee consumption ordinarily decreases. Additionally, we usually experience an increase in sales during the summer and early fall months from seasonal businesses located in vacation areas and from retailers ramping up inventory for the winter selling season. Because of the seasonality of our business, results for any quarter are not necessarily indicative of the results that may be achieved for the full fiscal year.

Sale of Direct Ship Business

On June 30, 2023, the Company completed its previously announced sale of certain assets related to its direct ship and private label business, including its production facility and corporate office building in Northlake, Texas (the "Sale"), pursuant to that certain Asset Purchase Agreement, dated as of June 6, 2023, by and between the Company and TreeHouse Foods, Inc. (the "Buyer"), as amended by that certain Amendment to Asset Purchase Agreement, dated June 30, 2023, for a purchase price of $100 million in cash, subject to customary working capital and certain other adjustments, including a reduction for liabilities associated with a specified retained litigation matter. In connection with the Sale, the Company and the Buyer agreed to a mutual transitional co-manufacturing agreement where the Company manufactured certain products for Buyer and Buyer manufactured certain products for the Company for an initial period of twelve months which ended June 30, 2024.

Distribution

We operate a production facility in Portland, Oregon. Distribution takes place out of the Portland facility, as well as separate distribution centers in Northlake, Illinois; Rialto, California; and Moonachie, New Jersey. Our products reach our customers primarily through our nationwide DSD network of 243 delivery routes and 104 branch warehouses as of June 30, 2024. We operate a large fleet of trucks and other vehicles to distribute and deliver our products through our DSD network, and we rely on third-party logistics service providers ("3PL") for our long-haul distribution. We maintain inventory levels at each branch warehouse to promote minimal interruption in supply. We also sell coffee and tea products directly to consumers through our websites and sell certain products at retail and through foodservice distributors.

Customers

We serve a wide variety of customers, from small independent restaurants and foodservice operators to large institutional buyers and large national account customers like restaurant, department and convenience store chains, hotels, casinos, healthcare facilities, and gourmet coffee houses, as well as retail with private brand and consumer-branded coffee and tea products, foodservice distributors, and consumers through e-commerce. During fiscal 2024, our top five customers accounted for approximately 3% of our net sales from continuing operations.

Most of our customers rely on us for distribution; however, some of our customers use third-party distribution or conduct their own distribution. Some of our customers are "price" buyers, seeking a low-cost provider with less concern for service, while others find great value in the service programs we provide. We offer a full return policy to ensure satisfaction and extended terms for those customers who qualify. Historically, our product returns have not been significant.

Competition and Trends

The coffee industry is highly competitive, including with respect to price, product quality, service, convenience, technology and innovation, and competition could become more intense due to the relatively low barriers to entry and industry consolidation. We face competition from many sources, certain of which have greater financial and other resources than we do, such as The J.M. Smucker Company (Folgers Coffee) and The Kraft Heinz Company (Maxwell House Coffee), wholesale foodservice distributors such as Sysco Corporation and US Foods Holding Corp., regional and national coffee roasters such as Westrock Coffee Company, Massimo Zanetti Beverage USA, Trilliant Food and Nutrition LLC, Gaviña & Sons, Inc., Royal Cup, Inc., Ronnoco Coffee, LLC, and Community Coffee Company, L.L.C., specialty coffee suppliers such as Rogers Family Company (San Francisco Bay Coffee), Distant Lands Coffee Company, Mother Parkers Tea & Coffee Inc., Starbucks Corporation and JAB Holding Company (Peet's Coffee & Tea), and retail brand beverage manufacturers such as Keurig Dr. Pepper Inc. As many of our customers are small foodservice operators, we also compete with cash and carry and club stores (physical and on-line) such as Costco, Sam's Club and Restaurant Depot and on-line retailers such as Amazon, including the institutional foodservice divisions of multi-national manufacturers of retail products. We also face competition from growth in the single-serve, ready-to-drink coffee beverage and cold-brewed coffee channels, as well as competition from other beverages, such as soft drinks (including highly caffeinated energy drinks), juices, bottled water, teas and other beverages.

We believe our longevity, product quality and offerings, national distribution and equipment service network, industry and sustainability leadership, market insight, comprehensive approach to customer relationship management, and superior customer service are the major factors that differentiate us from our competitors. We compete well when these factors are valued by our customers, and we are less effective when only price matters. Our customer base is price sensitive, and we are often faced with price competition.

Regulatory Environment

The conduct of our businesses, including, among other things, the production, storage, distribution, sale, labeling, quality and safety of our products, and occupational safety and health practices, are subject to various laws and regulations administered by federal, state and local governmental agencies in the United States. Our facilities are subject to various laws and regulations regarding the release of material into the environment and the protection of the environment in other ways. We are not a party to any material legal proceedings arising under these regulations except as described in Note 19, Commitments and Contingencies, of the Notes to Consolidated Financial Statements included in this Form 10-K. For additional information, see "Risk Factors" under the sub-captions "Risks Related to Our Business and Industry" and "Risks Related to Governance, Regulatory, Legislative and Legal Matters."

Other

The nature of our business does not provide for maintenance of or reliance upon a sales backlog. None of our business is subject to renegotiation of profits or termination of contracts or subcontracts at the election of the government. We have no material revenues from foreign operations or long-lived assets located in foreign countries.

Available Information

Our Internet website address is http://www.farmerbros.com, where we make available, free of charge, through a link maintained on our website under the heading "Investor Relations—SEC Filings," copies of our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, including amendments thereto, proxy statements and annual reports to stockholders, and from time to time, other documents, as soon as reasonably practicable after filing such material electronically or otherwise furnishing it to the SEC. In addition, these reports and the other documents we file with the SEC are available at a website maintained by the SEC at http://www.sec.gov. Copies of our Corporate Governance Guidelines, the Charters of the Audit, Compensation and Nominating and Corporate Governance Committees of the Board of Directors, our Code of Conduct and Ethics and our Amended and Restated Bylaws can also be found on our website.

Item 1A.   Risk Factors

You should carefully consider each of the following factors, as well as the other information in this report, in evaluating our business and prospects. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also negatively affect our business operations, reputation, financial condition, results of operations or the trading price of our common stock. If any of the following risks actually occurs, our business, financial condition and results of operations could be harmed. In that case, the trading price of our common stock could decline.

Risks Related to our Business and Industry

Deterioration of global economic conditions, an economic recession, periods of inflation, rising interest rates, or economic uncertainty in our key markets may adversely affect customer and consumer spending, as well as demand for our products.

Global economic conditions can be uncertain and volatile. Our business and results of operations have in the past been, and may continue to be, adversely affected by changes in global economic conditions including inflation, interest rates, consumer spending rates, energy availability and costs, the negative impacts caused by public health crises, such as the COVID-19 pandemic, as well as the potential impacts of geopolitical uncertainties, and the effect of governmental initiatives to manage economic conditions. As global economic conditions continue to be volatile or economic uncertainty remains, trends in consumer spending also remain unpredictable and subject to reductions due to credit constraints and uncertainties about the future. Most of our products are purchased by our customers based on end-user demand from consumers. Some of the factors that may influence consumer spending include general economic conditions, high levels of unemployment, health crises, higher consumer debt levels, reductions in net worth based on market declines and uncertainty, home foreclosures and reductions in home values, fluctuating interest rates and credit availability, fluctuating fuel and other energy costs, inflationary pressure, tax rates, and general uncertainty regarding the overall future economic environment. Unfavorable economic conditions may lead customers and consumers to delay or reduce purchases of our products and could present challenges in collecting our account receivables on a timely basis. Customer demand for our products may not reach our targets or may decline as distributors and retailers seek to reduce inventory positions if there is an economic downturn or economic uncertainty in our key markets. Economic cycles and related fluctuations in customer demand may have a material adverse effect on our business, financial condition, and results of operations.

We depend on the expertise of key personnel to operate our business. The unexpected loss of one or more of these key employees or difficulty recruiting and retaining qualified personnel could have a material adverse effect on our operations and competitive position.

Our success depends on the efforts and abilities of key personnel and a consistent workforce, including frontline workers, support staff and executive team members. The competition for talent is extremely high and candidates' preferences and expectations are evolving. We must continue to recruit, retain, motivate and develop management and other employees sufficiently to maintain our current business and support our projected growth and strategic initiatives. This may require us to adapt to evolving labor conditions and make significant investments in training, coaching and other career development and retention activities. Activities related to identifying, recruiting, hiring and integrating qualified individuals require significant time and attention. In this competitive environment, our business has been and may continue to be adversely impacted by increases in labor costs, including wages and benefits, including those increases triggered by regulatory actions regarding wages, scheduling and benefits; increased health care and workers' compensation insurance costs; increased wages and costs of other benefits necessary to attract and retain high quality employees with the right skill sets.

We may also need to invest significant amounts of cash and equity to attract talented new employees and to invest in our employee experience and culture, and we may never realize returns on these investments. We do not maintain key person life insurance policies on any of our executive officers. If we are not able to effectively retain our talent, our ability to achieve certain strategic objectives may be adversely affected, which may impact our financial condition and results of operations. Further, any unplanned turnover or failure to develop or implement an adequate succession plan for our senior management and other key employees, could deplete our institutional knowledge base, erode our competitive advantage, and negatively affect our business, financial condition and results of operations.

We have undergone, and may continue to experience, changes to our executive leadership team and senior management, and our future success will depend in part on our ability to manage these transitions successfully.

From time to time, there may be changes to our executive leadership team and senior management for various reasons, including as a result of the hiring, departure or realignment of key personnel. Such changes may adversely impact our operations, programs, growth, financial condition and results of operations. In 2023 and 2024, we had several changes to our executive leadership team and senior management as a result of organizational changes, including the transition of our chief executive officer and our chief financial officer and the departure of our former chief human resources officer. Any significant leadership change or senior management transition involves inherent risk and any failure to ensure the timely and suitable replacement and a smooth transition could hinder our strategic planning, business execution and future performance. In particular, these or any future leadership transitions may result in a loss of personnel with deep institutional or technical knowledge and changes in business strategy or objectives and have the potential to disrupt our operations and relationships with employees and customers due to added costs, operational inefficiencies, changes in strategy, decreased employee morale and productivity, and increased turnover. If we are unable to successfully manage changes to our executive leadership team and senior management, we could experience significant delays or difficulty in the achievement of our development and strategic objectives and our business, financial condition and results of operations could be materially and adversely harmed.

Competition in the coffee industry and beverage category could impact our profitability or harm our competitive position.

The coffee industry is highly competitive, including with respect to price, product quality, service, convenience, technology and innovation, and competition could become more intense due to the relatively low barriers to entry and industry consolidation. We face competition from many sources, including the institutional foodservice divisions of multi-national manufacturers of retail products, wholesale foodservice distributors, regional and national coffee roasters, specialty coffee suppliers, and retail brand beverage manufacturers, many of which have greater financial and other resources than we do and may have lower fixed costs and/or are substantially less leveraged than us. As many of our customers are small foodservice operators, we also compete with cash and carry and club stores and on-line retailers. Companies smaller than ours may be more innovative, better able to bring new products to market and better able to quickly exploit and serve niche markets.

We consider our roasting and blending methods essential to the flavor and richness of our coffees and, therefore, essential to our brand. Because our roasting methods cannot be patented, we would be unable to prevent competitors from copying these methods if such methods became known. In addition, competitors may be able to develop roasting or blending methods that are more advanced than our production methods, which may also harm our competitive position.

Increased competition in coffee or other beverage channels may have an adverse impact on sales of our products. If we do not succeed in differentiating ourselves through, among other things, our product and service offerings, or if we are not effective in setting proper pricing, then our competitive position may be weakened, we could fail to retain our existing customer base and our sales and profitability may be materially adversely affected.

We may be unable to anticipate changes in customer preferences or successfully develop new products; also, if we do not effectively manage the introduction of new products, our results may be adversely impacted.

Our success depends, in part, on our ability to innovate and develop new brands and products both in response to and in anticipation of changing consumer preferences and demographics, and customer demands may require us to make internal investments to achieve or sustain competitive advantages and meet customer expectations. If we are not able to anticipate, identify or develop and market products that respond to these changes in consumer preferences, whether resulting from changing consumer demographics or otherwise, demand for our products may decline and our operating results may be adversely affected. Further, the success of our innovation and product development efforts is affected by our ability to anticipate changes in consumer preferences and demographics, the technical capability of our product development staff in developing and testing product prototypes, including complying with governmental regulations, and the success of our management and sales team in introducing and marketing new products.

The launch and ongoing success of new brands and products is inherently uncertain, especially with regard to their appeal to consumers. Further, we may incur significant research, development and marketing expenditures in connection with our efforts to develop and launch new products, which we may be unable to recoup if such new products and brands do not gain widespread market acceptance. In addition, the unsuccessful launch or fleeting popularity of our product innovations, among other things, may affect consumer perception of existing brands or products and our reputation, which may result in inventory write-offs and other associated costs.

We could also be adversely affected if we are not successful in developing new brands or products in response to new brand or product introductions by our competitors. Some of our competitors may have greater financial and other resources than we do, making them better positioned to pursue new investment opportunities.

A failure to sufficiently innovate or maintain adequate and effective marketing or advertising could also inhibit our ability to maintain our brand relevance and drive product sales. If our competitors increase their spending on advertising and promotions, if our advertising, media, or marketing expenses increase, if our advertising and promotions become less effective than those of our competitors, or if we do not adequately leverage technology and data analytic capabilities needed to generate concise competitive insight, our business, financial condition, or results of operations could be adversely affected.

Increases in the cost of green coffee could reduce our gross margin and profit and may increase volatility in our results.

Our primary raw material is green coffee, an exchange-traded agricultural commodity that is subject to price fluctuations. Our ability to acquire a consistent supply of green coffee at prices sufficient to meet our needs, similar to any agricultural commodity, may be impacted by, among other things, climate change, weather, natural disasters, real or perceived supply shortages, crop disease (such as coffee rust) and pests, general increase in farm inputs and costs of production, an increase in green coffee purchased and sold on a negotiated basis rather than directly on commodity markets in response to higher production costs relative to "C" market prices, speculative trading in coffee commodities, political and economic conditions or uncertainty, labor actions and shortages, foreign currency fluctuations, inflation, armed conflict in coffee producing nations, acts of terrorism, pandemics or other disease outbreaks (including the COVID-19 pandemic), government actions and trade barriers or tariffs, and the actions of producer organizations that have historically attempted to influence green coffee prices through agreements establishing export quotas or by restricting coffee supplies.

Additionally, specialty green coffees tend to trade on a negotiated basis at a premium above the "C" market price which premium, depending on the supply and demand at the time of purchase, may be significant. We purchase over-the-counter coffee-related derivative instruments to enable us to lock in the price of green coffee commodity purchases on our behalf or at the direction of our customers under commodity-based pricing arrangements. Although we account for certain coffee-related derivative instruments as accounting hedges, the portion of open hedging contracts that are not designated as accounting hedges are marked to period-end market price and unrealized gains or losses based on whether the period-end market price was higher or lower than the price we locked-in are recognized in our financial results at the end of each reporting period. Depending on contractual restrictions, we may be unable to pass these costs to our customers by increasing the price of products. If we are unable to increase prices sufficiently to offset increased input costs, or if our sales volume decreases significantly as a result of price increases, our results of operations and financial condition may be adversely affected.

Recently, there has been increased volatility in the "C" market price, with prices at times increasing to five-year highs. The uncertainty of several factors, including the impact of weather patterns in coffee producing regions, global supply chain constraints and shipping shortages, and speculative trading, has caused greater uncertainty in the markets. Specifically, severe frosts and drought in Brazil currently threaten to negatively impact crop yields for multiple harvests, which could reduce supply and increase cost. Although we hedge the "C" market price volatility for a portion of our green coffee volumes by using derivative instruments, our hedging strategy and use of these instruments does not completely mitigate our exposure to commodity price risk. As a result, increases in the cost of green coffee could have a material adverse impact on our profitability, financial condition or results of operations.

Our accounts receivable represents a significant portion of our current assets increasing our exposure to credit losses and counter-party risk which could have a material adverse effect on our results of operations.

Adverse changes in general economic conditions and/or contraction in global credit markets could precipitate liquidity problems among our debtors. In addition, certain of our debtors use third-party distributors or do business through a network of affiliate entities which can make collection efforts more challenging and, at times, collections may be economically unfeasible. Any increase in our exposure to losses from bad debts could have a material adverse effect on our business, financial condition and results of operations.

Climate change, water scarcity or legal, regulatory, or market measures to address such could have a material adverse effect our business and operations.

Increasing concentrations of carbon dioxide and other greenhouse gases in the atmosphere may have an adverse effect on global temperatures, weather patterns, and the frequency and severity of extreme weather events and natural disasters. In the event that climate change has a negative effect on agricultural productivity in the regions from which we procure coffee, we could be subject to decreased availability and increased prices, which could have a material adverse effect on our business, financial condition, or results of operations. Water is used throughout the production of coffee from growing and pulping at the farm, cooling the beans after roasting in production and brewing products for consumption. Scarcity of appropriate and sufficient water sources in our supply chain could limit supply and increase our costs. Loss of readily available access to water could have a material adverse effect on our business and operating results.

The increasing concern over climate change also may result in more regional, federal, foreign and/or global legal and regulatory requirements to reduce or mitigate the effects of greenhouse gases. In the event that such regulation is enacted and is more aggressive than the sustainability measures that we are currently undertaking to monitor our emissions and improve our energy and resource efficiency, we may experience significant increases in our manufacturing and distribution costs. In particular, increasing regulation of fuel emissions could substantially increase the supply chain and distribution costs associated with our products. As a result, climate change or increased concern over climate change could negatively affect our business and operations.

Increased severe weather conditions, including those resulting from climate change, may increase commodity costs, damage our facilities and disrupt our production capabilities and supply chain.

There is increasing concern that a gradual increase in global average temperatures due to increased concentration of carbon dioxide and other greenhouse gases in the atmosphere have caused and will continue to cause significant changes in weather patterns around the globe and an increase in the frequency and severity of extreme weather events. Severe weather conditions are dramatically affecting coffee growing countries. The wet and dry seasons are becoming unpredictable in timing and duration, causing improper development of the coffee cherries. Decreased agricultural productivity in certain regions as a result of changing weather patterns may affect the quality, limit the availability or increase the cost of key agricultural commodities, which are important ingredients for our products. We have experienced storm-related damages and disruptions to our operations in the recent past related to both winter storms as well as heavy rainfall and flooding. Increased frequency or duration of extreme weather conditions could damage our facilities, impair production capabilities, disrupt our supply chain or impact demand for our products. As a result, the effects of climate change could have a long-term adverse impact on our business and results of operations.

Investment in acquisitions could disrupt our ongoing business, not result in the anticipated benefits and present risks not originally contemplated.

We have invested, and in the future may invest, in acquisitions which may involve significant risks and uncertainties. The success of any such acquisitions will depend, in part, on our ability to realize all or some of the anticipated benefits from integrating the acquired businesses with our existing businesses, and to achieve revenue and cost synergies. Additionally, any such acquisitions may result in potentially dilutive issuances of our equity securities, the incurrence of additional debt, restructuring charges, impairment charges, contingent liabilities, amortization expenses related to intangible assets, and increased operating expenses, which could adversely affect our results of operations and financial condition. There can be no assurance that any such acquisitions will be identified or that we will be able to consummate any such acquisitions on terms favorable to us or at all, or that the synergies from any such acquisitions will be achieved. If any such acquisitions are not successful, our business and results of operations could be adversely affected.

We have completed the sale of certain of our assets in the past, and may explore additional sales of our assets, and such divestitures may introduce significant risks and uncertainties.

As a result of our strategic review, in fiscal 2023 we completed the Sale, and we may engage in additional divestitures in the future. Divestitures involve significant risks and uncertainties that could adversely affect our business, consolidated financial position and consolidated results of operations. These include, among others, the inability to find buyers or complete transactions on favorable terms, disruption to our business and/or diversion of management attention from other business concerns. Significant time and expenses have been and could in the future be incurred to divest the assets described above, which may adversely affect operations as dispositions have required and may in the future require our continued financial involvement, such as through transition service agreements, guarantees, and indemnities or other current or contingent financial obligations and liabilities.

Our operating results may have significant fluctuations from period to period which could have a negative effect on the market price of our common stock.

Our operating results may fluctuate from period to period as a result of a number of factors, including variations in our operating performance or the performance of our competitors, changes in accounting principles, fluctuations in the price and supply of green coffee, fluctuations in the selling prices of our products, the success of our hedging strategy, research reports and changes in financial estimates by analysts about us, or competitors or our industry, our inability or the inability of our competitors to meet analysts' projections or guidance, strategic decisions by us or our competitors, such as acquisitions and divestitures, capital investments or changes in business strategy, the depth and liquidity of the market for our common stock, adverse outcomes of litigation, changes in or uncertainty about economic conditions, inflation, supply chain disruptions, conditions or trends in our industry, geographies, or customers, activism by any large stockholder or group of stockholders, speculation by the investment community regarding our business, actual or anticipated growth rates relative to our competitors, terrorist acts, natural disasters, including due to the effects of climate change, perceptions of the investment opportunity associated with our common stock relative to other investment alternatives, competition, changes in consumer preferences and market trends, seasonality, our ability to retain and attract customers, our ability to manage inventory and fulfillment operations and maintain gross margin, and other factors described elsewhere in this risk factors section. Fluctuations in our operating results due to these factors or for any other reason could cause the market price of our common stock to decline. Accordingly, we believe that period-to-period comparisons of our operating results should not be relied upon as indicators of future performance.

We may be subject to securities litigation, class action and derivative lawsuits, which could result in substantial costs and could divert management attention away from other business concerns.

The market price of our common stock may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources from other business concerns, which could seriously harm our business. An adverse judgment could result in monetary damages, which could have a negative impact on our liquidity and financial condition.

We face exposure to other commodity cost fluctuations, which could impact our margins and profitability.

In addition to green coffee, we are exposed to cost fluctuations in other commodities under supply arrangements, including raw materials, tea, spices, and packaging materials such as carton board, corrugate and plastic. We are also exposed to fluctuations in the cost of fuel. We purchase certain ingredients, finished goods and packaging materials under cost-plus supply arrangements whereby our costs may increase based on an increase in the underlying commodity price or changes in production costs. The cost of these commodities, raw materials and fuel depend on various factors beyond our control, including economic and political conditions, foreign currency fluctuations, inflation, weather conditions, natural disasters (including floods, droughts, frosts, earthquakes and hurricanes) and changing global climate patterns. The changes in the prices we pay may take place on a monthly, quarterly or annual basis depending on the product and supplier. Unlike green coffee, we do not purchase any derivative instruments to hedge cost fluctuations in these other commodities. As a result, to the extent we are unable to pass along such costs to our customers through price increases, our margins and profitability will decrease.

Our efforts to secure an adequate supply of quality coffees and other raw materials may be unsuccessful and impact our ability to supply our customers or expose us to commodity price risk.

Maintaining a reliable supply of green coffee is essential to keeping inventory levels low while securing sufficient stock to meet customer needs. We rely upon our ongoing relationships with our key suppliers to support our operations. Some of the Arabica coffee beans we purchase do not trade directly on the commodity markets. Rather, we purchase these coffee beans on a negotiated basis from coffee brokers, exporters and growers. If any of these supply relationships deteriorate or we are unable to renegotiate contracts with suppliers (with similar or more favorable terms) or find alternative sources for supply, we may be unable to procure a sufficient quantity of high-quality coffee beans and other raw materials at prices acceptable to us or at all which could negatively affect our results of operations. Further, non-performance by suppliers could expose us to supply risk under coffee purchase commitments for delivery in the future. In addition, the political situation in many of the Arabica coffee growing regions, including Africa, Indonesia, and Central and South America, can be unstable, and such instability could affect our ability to purchase coffee from those regions. If green coffee beans from a region become unavailable or prohibitively expensive, we could be forced to use alternative coffee beans or discontinue certain blends, which could adversely impact our sales. Any material interruption in our supply chain, such as material interruption of roasted coffee supply due to the casualty loss at our roasting plant or suppliers, interruptions in service by our third-party logistic service providers or common carriers that ship goods within our distribution channels, trade restrictions, such as increased tariffs or quotas, embargoes or customs restrictions, pandemics, social or labor unrest, natural disasters or political disputes and military conflicts that cause a material disruption in our supply chain could have a negative impact on our business and our profitability. Product shortages could result in disruptions in our ability to deliver products to our customers, a deterioration of our relationship with our customers, decreased revenues or an inability to expand our business.

Interruption or increased costs of our supply chain and sales network or labor force, including a disruption in operations at any of our production and distribution facilities, could affect our ability to manufacture or distribute products and could adversely affect our business and sales.

Our sales and distribution network requires a large investment to maintain and operate, and we rely on a limited number of production and distribution facilities. We also operate a large fleet of trucks and other vehicles to distribute and deliver our products through our DSD network, and we rely on 3PL service providers for our long-haul distribution. Certain products are also distributed by third parties or direct shipped via common carrier. Many of these costs are beyond our control, and many are fixed rather than variable.

There are potential adverse effects of labor disputes with our own employees or with others who provide warehousing, co-packing, transportation (lines, truck drivers, 3PL service providers) or cargo handling (longshoremen), both domestic and foreign, of our raw materials or other products. We have union contracts relating to a portion of our workforce. Although we believe union relations have been amicable in the past, there is no assurance that this will continue in the future or that we will not be subject to future union organizing activity. The terms and conditions of existing, renegotiated or new collective bargaining agreements could also increase our costs or otherwise affect our ability to fully implement future operational changes to enhance our efficiency or to adapt to changing business needs or strategy.

In addition, we use a significant amount of electricity, gasoline, diesel and oil, natural gas and other energy sources to operate our production and distribution facilities. An increase in the price, disruption of supply or shortage of fuel and other energy sources that may be caused by increased demand, inflation or by events such as climate change, natural disasters, power outages, cyberattacks or the like, could lead to higher electricity, transportation and other commodity costs, including the pass-through of such costs under our agreements with 3PL service providers and other suppliers, that could negatively impact our profitability, financial condition or results of operations.

A disruption in operations at any of these facilities or any other disruption in our supply chain or increase in prices relating to service by our 3PL service providers, common carriers or distributors, service technicians or vendor-managed inventory arrangements, or otherwise, whether as a result of casualty, natural disaster, power loss, telecommunications failure, terrorism, labor shortages, shipping costs, trade restrictions, contractual disputes, weather, environmental incident, interruptions in port operations or highway arteries, increased downtime due to certain aging production infrastructure, pandemic, strikes, work stoppages, the financial or operational instability of key suppliers, distributors and transportation providers, or other causes, could significantly impair our ability to operate our business, adversely affect our relationship with our customers, and impact our financial condition or results of operations. If our vendors fail to meet our standards, provide products in a timely and efficient manner, or comply with applicable laws, these issues could have a material negative impact on our business and profitability.

We rely on co-packers to provide our supply of tea, spice, culinary and other products. Any failure by co-packers to fulfill their obligations or any termination or renegotiation of our co-pack agreements could adversely affect our results of operations.

We have a number of supply agreements with co-packers that require them to provide us with specific finished goods, including tea, spice and culinary products. For some of our products we primarily rely upon a single co-packer as our sole-source for the product. The failure for any reason of any such sole-source or other co-packer to fulfill its obligations under the applicable agreements with us, including the failure by our co-packers to comply with food safety, environmental, or other laws and regulations, or the termination or renegotiation of any such co-pack agreement could result in disruptions to our supply of finished goods, cause damage to our reputation and brands, and have an adverse effect on our results of operations. Additionally, our co-packers are subject to risk, including labor disputes, union organizing activities, financial liquidity, inclement weather, natural disasters, pandemics, supply constraints, and general economic and political conditions that could limit their ability to timely provide us with acceptable products, which could disrupt our supply of finished goods, or require that we incur additional expense by providing financial accommodations to the co-packer or taking other steps to seek to minimize or avoid supply disruption, such as establishing a new co-pack arrangement with another provider. A new co-pack arrangement may not be available on terms as favorable to us as our existing co-pack arrangements, or at all.

Customer quality control problems or food safety issues may adversely affect our brands thereby negatively impacting our sales or leading to potential product recalls or product liability claims.

Selling products for human consumption involves inherent legal risks. Our success depends on our ability to provide customers with high-quality products and service. Although we take measures to ensure that we sell only fresh products, we have no control over our products once they are purchased by our customers. Clean water is critical to the preparation of coffee, tea and other beverages. We have no ability to ensure that our customers use a clean water supply to prepare these beverages. Instances or reports of food safety issues involving our products, whether or not accurate, such as unclean water supply, food or beverage-borne illnesses, tampering, contamination, mislabeling, or other food or beverage safety issues, including due to the failure of our third-party co-packers to maintain the quality of our products and to comply with our product specifications, could damage the value of our brands, negatively impact sales of our products, and potentially lead to product recalls, production interruptions, product liability claims, litigation or damages. A significant product liability claim against us, whether or not successful, or a widespread product recall may reduce our sales and harm our business.

Consumers have been increasingly focused on food safety and health and wellness with respect to the food products they buy. Particularly in the U.S., there is increasing consumer awareness of health risks, including obesity, as well as increased consumer litigation based on alleged adverse health impacts of consumption of various food and beverage products. While we have a variety of such products, an unfavorable report on the health effects of caffeine or other compounds present in our products, whether accurate or not, imposition of additional taxes on certain types of food and beverage components, or negative publicity or litigation arising from certain health risks could significantly reduce the demand for our products and could materially harm our business and results of operations.

Our ability to use our net operating loss carryforwards to offset future taxable net income may be subject to certain limitations.

At June 30, 2024, the Company had approximately $134.0 million in federal net operating loss carryforwards that will begin to expire in the tax year ending June 30, 2027 and $170.9 million in state net operating loss carryforwards that begin to expire in the tax year ending June 30, 2024. Net operating losses of $77.1 million in federal and $10.0 million of state are indefinite lived and will not expire. If an ownership change as defined in Section 382 of the Internal Revenue Code (the "Code"), occurs with respect to our capital stock, our ability to use net operating losses ("NOLs") to offset taxable income would be subject to certain limitations. Generally, an ownership change occurs under Section 382 of the Code if certain persons or groups increase their aggregate ownership by more than 50 percentage points of our total capital stock over a rolling three-year period. If an ownership change occurs, our ability to use NOLs to reduce taxable net income is generally limited to an annual amount based on the fair market value of our stock immediately prior to the ownership change multiplied by the long-term tax-exempt interest rate. If an ownership change were to occur, use of our NOLs to reduce payments of federal taxable net income may be deferred to later years within the 20-year carryover period; however, if the carryover period for any loss year expires, the use of the remaining NOLs for the loss year will be prohibited. Future changes in our stock ownership, some of which may be outside of our control, could result in an ownership change under Section 382 of the Code and limit our ability to use NOLs to offset taxable income.

There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs, or other unforeseen reasons, our existing NOLs could expire, decrease in value or otherwise be unavailable to offset future income tax liabilities. As a result, we may be unable to realize a tax benefit from the use of our NOLs, even if we generate a sufficient level of taxable net income prior to the expiration of the NOL carry forward periods.

Future impairment charges could adversely affect our operating results.

Acquisitions are based on certain target analysis and due diligence procedures designed to achieve a desired return or strategic objective. These procedures often involve certain assumptions and judgment in determining the acquisition price. After consummation of an acquisition, unforeseen issues could arise that adversely affect anticipated returns or that are otherwise not recoverable as an adjustment to the purchase price. Even after careful integration efforts, actual operating results may vary significantly from initial estimates. We perform an asset impairment analysis on an annual basis or whenever events occur that may indicate possible existence of impairment. Failure to achieve forecasted operating results, due to weakness in the economic environment or other factors, changes in market conditions, loss of or significant decline in sales to customers included in valuation of the intangible asset, changes in our imputed cost of capital, and declines in our market capitalization, among other things, could result in impairment of our intangible assets and adversely affect our operating results. There were no intangible asset impairments during fiscal 2024 and fiscal 2023.

Our business could be negatively impacted by corporate citizenship and sustainability matters.

There is an increased focus from certain investors, customers, consumers, employees, and other stakeholders concerning corporate citizenship and sustainability matters. This increased focus on sustainability may result in new laws, regulations and requirements that could cause disruptions in or increased costs associated with developing, manufacturing and distributing our products. We could also lose revenue if our consumers change brands, our customers refuse to buy our products, or investors choose not to invest in our common stock if we do not meet their ESG and sustainability expectations.

Further, the evolving legal and regulatory landscape and increased stakeholder focus on ESG and related matters has resulted in, and may continue to result in, increased management time and attention spent complying with or meeting such regulations and expectations. For example, developing and acting on initiatives within the scope of ESG, and collecting, measuring and reporting ESG-related information and metrics can be costly, difficult and time consuming and is subject to evolving reporting standards, including the SEC's proposed climate-related reporting requirements, and similar proposals by other international regulatory bodies. This rapidly changing environment may result in increased general and administrative expenses.

From time to time, we announce certain initiatives regarding our focus areas, which include environmental matters, sustainability in our supply chain, responsible sourcing, social investments and inclusion and diversity. We could fail, or be perceived to fail, in our achievement of such initiatives or goals, or we could fail in accurately reporting our progress on such initiatives and goals. Such failures could be due to changes in our business (e.g., shifts in business among distribution channels or acquisitions). Moreover, the standards by which citizenship and sustainability efforts and related matters are measured are developing and evolving, and certain areas are subject to assumptions and standards that could change over time. Any such matters, or related corporate citizenship and sustainability matters, could have a material adverse effect on our business.

We rely on independent certifications for a number of our products

We rely on independent third-party certifications, such as certifications of our products as "organic," "Non-GMO" or "kosher," to differentiate our products from others. We must comply with the requirements of independent organizations or certification authorities in order to label our products as certified organic. For example, we can lose our "organic" certification if a manufacturing plant becomes contaminated with non-organic materials, or if it is not properly cleaned after a production run. In addition, all raw materials must be certified organic. Similarly, we can lose our "kosher" certification if a manufacturing plant and raw materials do not meet the requirements of the appropriate kosher supervision organization. The loss of any independent certifications could adversely affect our market position as an organic and natural products company, which could harm our business.

Risks Related to Governance, Regulatory, Legislative and Legal Matters

Government regulations affecting the conduct of our business could increase our operating costs, reduce demand for our products or result in litigation.

The conduct of our business is subject to various laws and regulations including those relating to food safety, ingredients, manufacturing, processing, packaging, storage, marketing, advertising, labeling, quality and distribution of our products, import of raw materials, as well as environmental laws and regulations relating to climate change and sustainability, and those relating to privacy, worker health and workplace safety. These laws and regulations and interpretations thereof are subject to change as a result of political, economic or social events. In addition, our product advertising could make us the target of claims relating to false or deceptive advertising under U.S. federal and state laws, including the consumer protection statutes of some states. Any new laws and regulations or changes in government policy, existing laws and regulations or the interpretations thereof could require us to change certain of our operational processes and procedures, or implement new ones, and may increase our operating and compliance costs, which could adversely affect our results of operations. In addition, modifications to international trade policy, or the imposition of increased or new tariffs, quotas or trade barriers on key commodities, could adversely impact our business and results of operations. In some cases, increased regulatory scrutiny could interrupt distribution of our products or force changes in our production processes or procedures (or force us to implement new processes or procedures). In addition, compliance with any new or more stringent laws or regulations, or stricter interpretations of existing laws, including increased government regulations to limit carbon dioxide and other greenhouse gas emissions, could require us to reduce emissions and to incur compliance costs which could affect our profitability or impede the production or distribution of our products. If we or our business partners fail to comply with applicable laws and regulations, we may be subject to litigation, civil and criminal liability, damages, fines and penalties, increased cost of regulatory compliance and restatements of our financial statements, which could have a material adverse effect on our results of operations and adversely affect our reputation and brand image. In addition, claims or liabilities of this sort may not be covered by insurance or by any rights of indemnity or contribution that we may have against others.

We could face significant withdrawal liability if we withdraw from participation in the multiemployer pension plans in which we participate.

We participate in one multiemployer defined benefit pension plan and nine multiemployer defined contribution plans other than pension plans for certain union employees. We make periodic contributions to these plans to allow them to meet their pension benefit obligations to their participants. Our required contributions to these plans could increase due to a number of factors, including the funded status of the plans and the level of our ongoing participation in these plans. Our risk of such increased payments may be greater if any of the participating employers in these underfunded plans withdraws from the plan due to insolvency and we are not able to contribute an amount sufficient to fund the unfunded liabilities associated with its participants in the plan. In the event we withdraw from participation in one or more of these plans, we could be required to make an additional lump-sum contribution to the plan. Our withdrawal liability for any multiemployer pension plan would depend on the extent of the plan's funding of vested benefits. The amount of any potential withdrawal liability could be material to our results of operations and cash flows.

Litigation pending against us could expose us to significant liabilities and damage our reputation.

We are currently party to various legal and other proceedings, and additional claims may arise in the future. See *Note 19*, *Commitments and Contingencies*, of the Notes to Consolidated Financial Statements included in this Form 10-K. Regardless of the merit of particular claims, litigation may be expensive, time-consuming, operationally disruptive and distracting to management, and could negatively affect our brand name and image and subject us to statutory penalties and costs of enforcement. We can provide no assurances as to the outcome of any litigation or the resolution of any other claims against us. An adverse outcome of any litigation or other claim could negatively affect our financial condition, results of operations and liquidity.

We are partially self-insured and our current coverage and reserves may not be sufficient to cover future claims.

We use a combination of insurance and self-insurance mechanisms to provide for the potential liability of certain risks up to varying deductible amounts. The premiums associated with our insurance continue to increase. General liability, fire, workers' compensation, directors' and officers' liability, life, employee medical, dental and vision, and automobile risks present significant potential liabilities. While we accrue for these potential liabilities based on historical claims experience, future claims may exceed claims we have incurred in the past. Should a different number of claims occur compared to what was estimated or the cost of the claims increase beyond what was anticipated, reserves recorded may not be sufficient and the accruals may need to be adjusted accordingly in future periods. A successful claim against us that is not covered by insurance or is in excess of our reserves or available insurance limits could negatively affect our business, financial condition and results of operations.

We maintain finished goods product coverage in amounts we believe to be adequate. However, we cannot assure you that we will not incur claims or liabilities for which we are not insured or that exceed the amount of our insurance coverage. Moreover, claims or liabilities of this sort might not be covered by our insurance or by any rights of indemnity or contribution that we may have against others. A product liability judgment against us or a product recall or the damage to our reputation resulting therefrom could have a material adverse effect on our business, consolidated financial condition, results of operations or liquidity.

Increases in income tax rates or changes in income tax laws could have a material adverse impact on our financial results.

Increases in income tax rates or other changes in tax laws, including changes in how existing tax laws are interpreted or enforced, could adversely affect our financial performance. The increasingly complex global tax environment has in the past and could continue to increase tax uncertainty, resulting in higher compliance costs and adverse effects on our financial performance. We are also subject to regular reviews, examinations and audits by numerous taxing authorities with respect to income and non-income based taxes. Economic and political pressures to increase tax revenues in jurisdictions in which we operate, or the adoption of new or reformed tax legislation or regulation, may make resolving tax disputes more difficult and the final resolution of tax audits and any related litigation can differ from our historical provisions and accruals, resulting in an adverse effect on our financial performance.

Risks Related to our Capital Structure and Ownership of Our Common Stock

An increase in our debt leverage could adversely affect our liquidity and results of operations.

In April 2021, we entered into a new senior secured credit facility composed of a revolver credit facility (the "Revolver Credit Facility" or the "Credit Facility") and a term credit facility agreement (the "Term Credit Facility") (See discussion under Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – *Liquidity, Capital Resources and Financial Condition* below for additional details). The Credit Facility was subsequently amended on December 20, 2021, August 8, 2022, August 31, 2022, June 30, 2023 and December 4, 2023. At June 30, 2024, we had outstanding borrowings of $23.3 million and utilized $4.1 million of the letters of credit sublimit under the Credit Facility, and had $27.8 million of availability under our Credit Facility. We may incur significant indebtedness in the future, including through additional borrowings under the Credit Facility, through the issuance of debt securities, or otherwise.

Our present indebtedness and any future borrowings could have adverse consequences, including:

- requiring a substantial portion of our cash flow from operations to make payments on our indebtedness;

- reducing the cash flow available or limiting our ability to borrow additional funds, to pay dividends, to fund capital expenditures and other corporate purposes and to pursue our business strategies;
- limiting our flexibility in planning for, or reacting to, changes in our businesses and the industries in which we operate;
- limiting our ability to refinance our indebtedness on terms acceptable to us or at all;
- increasing our vulnerability to general adverse economic and industry conditions; and
- placing us at a competitive disadvantage compared to our competitors that have less debt.

To the extent we become more leveraged, we face an increased likelihood that one or more of the risks described above would materialize.

The Credit Facility contains certain customary affirmative and negative covenants and restrictions that, among other things, require the Company to satisfy certain financial covenants and restricts the Company's and its subsidiaries' ability to incur additional debt, pay dividends and make distributions, make certain investments and acquisitions, repurchase its stock and prepay certain indebtedness, create liens, enter into agreements with affiliates, modify the nature of its business, transfer and sell material assets and merge or consolidate. Non-compliance with one or more of the covenants and restrictions could result in the full or partial principal balance of the Credit Facility becoming immediately due and payable and termination of the commitments.

If we are unable to make payments as they come due or comply with the restrictions and covenants under the Credit Facility or any other agreements governing our indebtedness, there could be a default under the terms of such agreements. In such event, or if we are otherwise in default under the Credit Facility or any such other agreements, the lenders could terminate their commitments to lend and/or accelerate the loans and declare all amounts borrowed due and payable. If our liquidity materially declines, we may experience springing covenants and an increase in our cost of borrowing. Furthermore, our lenders under the Credit Facility could foreclose on their security interests in our assets. If any of those events occur, our assets might not be sufficient to repay in full all of our outstanding indebtedness and we may be unable to find alternative financing on acceptable terms or at all. Failure to maintain existing or secure new financing could have a material adverse effect on our liquidity and financial position.

Our liquidity has been adversely affected as a result of our operating performance in recent periods and may be further materially adversely affected by constraints in the capital and credit markets and limitations under our financing arrangements.

We need sufficient sources of liquidity to fund our working capital requirements, service our outstanding indebtedness and finance business opportunities. Without sufficient liquidity, we could be forced to curtail our operations, or we may not be able to pursue business opportunities. The principal sources of our liquidity are funds generated from operating activities, available cash, our credit facility, and proceeds from the sale of assets. In recent periods, significant acquisition costs, large capital investments along with the underperformance of our business has resulted in a decrease in funds from operating activities, which has weakened our liquidity position.

Should our operating performance deteriorate further, we will have less cash inflows from operations available to meet our financial obligations or to fund our other liquidity needs. Deterioration of our operating performance may also result in a reduction in our working capital, which could negatively impact our available borrowing capacity under our Credit Facility. In addition, if such deterioration were to lead to the closure of leased facilities, we would need to fund the costs of terminating those leases. If we are unable to generate sufficient cash flows from operations in the future to satisfy these financial obligations, we may be required to, among other things:

- seek additional financing in the debt or equity markets;
- refinance or restructure all or a portion of our indebtedness;
- sell assets; and/or
- reduce or delay planned capital or operating expenditures, strategic acquisitions or investments.

Such measures might not be sufficient to enable us to satisfy our financial obligations or to fund our other liquidity needs, and could impede the implementation of our business strategy, prevent us from entering into transactions that would otherwise benefit our business and/or have a material adverse effect on our financial condition and results of operations. In addition, any such financing, refinancing or sale of assets might not be available on economically favorable terms or at all. Our ability to obtain additional financing or refinance our indebtedness would depend upon, among other things, our financial condition at the time, and the liquidity of the overall capital markets and the state of the economy. Furthermore, any refinancing of our existing debt could be at higher interest rates and may require compliance with more onerous covenants, which could further restrict our business operations. In addition, if our lenders experience difficulties that render them unable to fund future draws on the credit facility, we may not be able to access all or a portion of these funds, which could adversely affect our ability to operate our business and pursue our business strategies. In addition, covenants in our debt agreements could restrict or delay our ability to respond to business opportunities, or in the event of a failure to comply with such covenants, could result in an event of default, which if not cured or waived, could have a material adverse effect on us.

We may require additional financing to achieve our goals, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, may force us to delay, limit, reduce or terminate our product manufacturing and development, and other operations.

We may require additional financing to fund our operations or growth. The failure to secure additional financing could have a material adverse effect on our continued development or growth. The amount of additional capital we may require, the timing of our capital needs and the availability of financing to fund those needs will depend on a number of factors, including our strategic initiatives and operating plans, the performance of our business, the number, complexity and characteristics of additional products or future manufacturing processes we require to serve new or existing markets, any material or significant product recalls, any failure or disruption with our manufacturing and co-packing partners as well as our third party logistics providers, the expansion into new markets, any changes in our regulatory or legislative landscape, particularly with respect to product safety, advertising, product labeling and data privacy, the costs associated with being a public company and the market conditions for debt or equity financing. Additionally, the amount of capital required will depend on our ability to meet our sales goals and otherwise successfully execute our operating plan. We intend to continually monitor and adjust our operating plan as necessary to respond to developments in our business, our markets and the broader economy and it is possible that our business could become more capital intensive. Although we believe that our Credit Facility, together with our cash flows from operations, will be sufficient to fund our working capital and capital expenditure requirements in the near term, arrangements for additional financing may not be available to us on acceptable terms, or at all, when needed. Additionally, any such arrangements may require significant cash payments for interest and other costs or could be highly dilutive to our existing shareholders, and may not provide us with sufficient funds to meet our long-term capital requirements.

Inflationary pressures may adversely affect us by increasing costs of raw materials, labor, and other costs beyond what we can recover through price increases.

Inflation can adversely affect us by increasing the costs of raw materials, labor, and other costs required to operate and grow our business. Many of the markets in which we sell our products are experiencing high levels of inflation, which may depress consumer demand for our products and reduce our profitability if we are unable to raise prices enough to keep up with increases in our costs. Inflationary pressures have resulted in increases in the cost of certain raw materials, and other supplies necessary for the production of our products, and such increases may continue to impact us in the future and expose us to risks associated with significant levels of cost inflation. If we are unable to increase our prices to offset the effects of inflation, our business, operating results, and financial condition could be materially and adversely affected.

Anti-takeover provisions or stockholder dilution could make it more difficult for a third party to acquire us.

Our Board of Directors has the authority to issue shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by stockholders. We currently have 500,000 authorized shares of preferred stock undesignated as to series. The rights of the holders of our common stock may be subject to, and may be adversely affected by, the rights of the holders of preferred stock that may be issued in the future. The issuance of preferred stock may have the effect of delaying, deterring or preventing a change in control of the Company without further action by stockholders and may adversely affect the voting and other rights of the holders of our common stock.

Further, certain provisions of our organizational documents have provisions eliminating the ability of stockholders to take action by written consent, and provisions limiting the ability of stockholders to raise matters at a meeting of stockholders without giving advance notice, may have the effect of delaying or preventing changes in control or management of the Company, which could have an adverse effect on the market price of our common stock. In addition, our organizational documents do not permit cumulative voting, which may make it more difficult for a third party to gain control of our Board of Directors. Further, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which will prohibit us from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, even if such combination is favored by a majority of stockholders, unless the business combination is approved in a prescribed manner. The application of Section 203 also could have the effect of delaying or preventing a change in control or management.

Volatility in the equity markets or interest rate fluctuations could substantially increase our pension funding requirements and negatively impact our financial position.

As of June 30, 2024, the projected benefit obligation under our two employer defined benefit pension plans exceeded the fair value of plan assets. The difference between the projected benefit obligation and the fair value of plan assets, or the funded status of the plans, significantly affects the net periodic benefit cost and ongoing funding requirements of those plans. Among other factors, changes in interest rates, mortality rates, early retirement rates, mix of plan asset investments, investment returns and the market value of plan assets can affect the level of plan funding, cause volatility in the net periodic benefit cost, increase our future funding requirements and require payments to the Pension Benefit Guaranty Corporation. In addition, facility closings may trigger cash payments or previously unrecognized obligations under our defined benefit pension plans, and the cost of such liabilities may be significant or may compromise our ability to close facilities or otherwise conduct cost reduction initiatives on time and within budget. A significant increase in future funding requirements could have a negative impact on our financial condition and results of operations.

Actions of activist stockholders could cause us to incur substantial costs, divert management's attention and resources, and have an adverse effect on our business.

We have been and may continue to be subject to proposals by stockholders urging us to take certain corporate actions. Responding to proxy contests and reacting to other actions by activist stockholders can be costly and time-consuming, and can disrupt our operations and divert the attention of management and employees. If activist stockholder activities continue, our business could be adversely affected.

For example, we have been and may continue to be required to retain the services of various professionals to advise us on activist stockholder matters, including legal, financial, and communications advisers, the costs of which may negatively impact our future financial results. In addition, perceived uncertainties as to our future direction, strategy or leadership created as a consequence of activist stockholder initiatives may result in the loss of potential business opportunities, harm our ability to attract new investors, customers, employees, suppliers and other strategic partners, and cause significant fluctuations in our stock price based on temporary or speculative market perceptions or other factors that do not necessarily reflect the underlying fundamentals and prospects of our business.

If securities analysts or industry analysts downgrade our stock, publish negative research or reports or do not publish reports about our business, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us, our business and our industry. If one or more analysts adversely change their recommendation regarding our stock or our competitors' stock, our stock price may likely decline. If one or more analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Risks Related to Cybersecurity and Data Privacy

Failure to maintain satisfactory compliance with certain privacy and data protections laws and regulations may subject us to substantial negative financial consequences and civil or criminal penalties.

Complex local, state, national, foreign and international laws and regulations apply to the collection, use, retention, protection, disclosure, transfer and other processing of personal data. These privacy and data protection laws and regulations are quickly evolving, with new or modified laws and regulations proposed and implemented frequently and existing laws and regulations subject to new or different interpretations and enforcement. In addition, our legal and regulatory obligations in jurisdictions outside the U.S. are subject to unexpected changes, including the potential for regulatory or other governmental entities to enact new or additional laws or regulations, to issue rulings that invalidate prior laws or regulations or to increase penalties significantly. Complying with these laws and regulations can be costly and can impede the development and offering of new products and services.

Our failure to comply with applicable laws and regulations or other obligations to which we may be subject relating to personal data, or to protect personal data from unauthorized access, use or other processing, could result in enforcement actions and regulatory investigations against us, claims for damages by customers and other affected individuals, fines, damage to our brand reputation, any of which could have a material adverse effect on our operations, financial performance and business.

We rely on information technology and software in our operations. Any material failure, inadequacy, interruption or security failure of that technology could affect our ability to effectively operate our business.

Our ability to effectively manage our business, maintain information accuracy and efficiency, comply with regulatory, financial reporting, legal and tax requirements, and coordinate the production, distribution and sale of our products depends significantly on the reliability, capacity and integrity of information technology systems, software and networks. We are also dependent on enterprise resource planning software for some of our information technology systems and support. The failure of these systems to operate effectively and continuously for any reason could result in delays in processing replenishment orders from our branch warehouses, an inability to record input costs or product sales accurately or at all, an impaired understanding of our operations and results, an increase in operating expenses, reduced operational efficiency, loss of customers or other business disruptions, all of which could negatively affect our business and results of operations. To date, we have not experienced a material breach of cyber security, however our computer systems have been, and will likely continue to be, subjected to unauthorized access or phishing attempts, computer viruses, malware, ransomware or other malicious codes. While we have implemented training and information security policies for our team members and bolstered cybersecurity experience on our board, these measures may be insufficient to prevent against the constantly evolving threats. These threats increase the difficulty of timely detection and successful defense. As a result, security, backup, disaster recovery, administrative and technical controls, and incident response measures may not be adequate or implemented properly to prevent cyber-attacks or other security breaches to our systems. Failure to effectively allocate and manage our resources to build, sustain, protect and upgrade our information technology infrastructure could result in transaction errors, processing inefficiencies, the loss of customers, reputational damage, litigation, business disruptions, or the loss of sensitive or confidential data through security breach or otherwise. Significant capital investments could be required to remediate any potential problems or to otherwise protect against security breaches or to address problems caused by breaches. In addition, if our customers or suppliers experience a security breach or system failure, their businesses could be disrupted or negatively affected, which may result in a reduction in customer orders or disruption in our supply chain, which would adversely affect our results of operations.

Failure to prevent the unauthorized access, use, theft or destruction of personal, financial and other confidential information relating to our customers, suppliers, employees or our Company, could damage our business reputation, negatively affect our results of operations, and expose us to potential liability.

The protection of our customer, supplier, employee, and Company data and confidential information is critical. We are subject to new and changing privacy and information security laws and standards that may require significant investments in technology and new operational processes. The use of electronic payment methods and collection of other personal information exposes us to increased risk of privacy and/or security breaches. We rely on commercially available systems, software, tools, and monitoring to provide security for processing, transmitting, and storing personal information from individuals, including our customers, suppliers and employees, and our security measures may not effectively prohibit others from obtaining improper access to such information. We rely on third party, cloud based technologies which results in third party access and storage of Company data and confidential information. Employees or third parties with whom we do business or to whom we outsource certain information technology or administrative services may attempt to circumvent security measures in order to misappropriate such information, and may purposefully or inadvertently cause a breach involving such information. If we experience a data security breach of any kind or fail to respond appropriately to such incidents, we may experience a loss of or damage to critical data, suffer financial or reputational damage or penalties, or face exposure to negative publicity, government investigations and proceedings, private consumer or securities litigation, liability or costly response measures. In addition, our reputation within the business community and with our customers and suppliers may be affected, which could result in our customers and suppliers ceasing to do business with us which could adversely affect our business and results of operations.

We may not be able to adequately protect our intellectual property, which, in turn, could harm the value of our brands and adversely affect our business.

Our ability to implement our business plan successfully depends in part upon our ability to further build brand recognition, including for our proprietary products, using our trademarks, service marks and other proprietary intellectual property, including our names and logos. We have registered or applied to register a number of our trademarks. We cannot assure investors that our trademark applications will be approved. Third parties may also oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our goods and services, which could result in loss of brand recognition and could require us to devote resources to advertising and marketing new brands. If our efforts to register, maintain and protect our intellectual property are inadequate, or if any third party misappropriates, dilutes or infringes upon our intellectual property, the value of our brands may be harmed, which could have a material adverse effect on our business, financial condition or results of operations and might prevent our brands from achieving or maintaining market acceptance.

We may also face the risk of claims that we have infringed third parties' intellectual property rights. If third parties claim that we have infringed or are infringing upon their intellectual property rights, our operating profits could be affected in a materially adverse manner. Any claims of intellectual property infringement, even those without merit, could be expensive and time consuming to defend, require us to rebrand our services, if feasible, divert management's attention and resources or require us to enter into royalty or licensing agreements in order to obtain the right to use a third party's intellectual property. Any royalty or licensing agreements, if required, may not be available to us on acceptable terms or at all. A successful claim of infringement against us could result in our being required to pay significant damages, enter into costly license or royalty agreements, or stop the sale of certain products or services, any of which could have a negative impact on our business, financial condition or results of operations and could harm our future prospects.

Item 1B.   Unresolved Staff Comments

Not applicable.

Item 1C.   Cybersecurity

Overview

We understand the importance of cybersecurity in maintaining the confidentiality, integrity and availability of our systems and data. In order to protect against increasingly sophisticated cybersecurity threats, we have developed, implemented and maintained policies, procedures, and controls to mitigate material risks from cybersecurity threats, including robust protocols for the assessment of information concerning material cybersecurity incidents and the disclosure of such information to investors. These risks are evaluated on an ongoing basis as part of our overall risk management strategy. As discussed in more detail below, we have policies and procedures in place to safeguard our information systems, monitor these systems, protect the confidentiality and integrity of our data, train and raise awareness of cybersecurity threats amongst employees, detect intrusions into our systems, and respond to cybersecurity incidents. Despite these efforts, no system is impenetrable, and we cannot provide assurances that we will timely identify or prevent every cybersecurity attack or incident.

Risk Management and Strategy

We have established processes for assessing, identifying, and managing material risks from cybersecurity threats and have integrated these cybersecurity processes into our overall risk management system. Specifically, we have adopted a cybersecurity framework which, where appropriate, aligns with the NIST's Cybersecurity Framework. Further, our systems, where appropriate, are PCI compliant under current standards.

We regularly review our Incident Response Plans to ensure readiness if and when an incident does occur. In the event of a cybersecurity incident, if a system does become non-operational, we maintain disaster recovery capabilities to return to normal operation in a timely manner.

Our cybersecurity processes to assess and identify cybersecurity risks include periodic risk assessments, deployment of security monitoring tools for continuous monitoring of our information systems, periodic testing for vulnerabilities in our systems, periodic testing of employees' cybersecurity awareness, and the dispatch of incident-specific cybersecurity alerts, among other procedures.

Our Information Security team evaluates cybersecurity risks and works to design and ensure implementation of appropriate controls and safeguards in alignment with our business objectives and operational needs. Management periodically reviews cybersecurity risks as part of the overall risks to the company as part of the enterprise risk management program. This review helps in identifying areas for improvement and ensuring the alignment of cybersecurity efforts with the overall risk management framework.

We engage various third parties to assess, test, or assist with the implementation of our risk management strategies, policies, and procedures to enhance our detection and management of cybersecurity risks, including but not limited to: consultants who assist with assessing risks, support our PCI compliance assessments, assess our systems alignment with the NIST Cybersecurity Framework, and test and/or scan for vulnerabilities.

We rely on software, hardware, and network systems, including cloud-based technology, which are either developed by us or licensed from or maintained by third parties to maintain operations.

Cybersecurity Governance

Management

The Company's Director of Infrastructure & Security leads its cybersecurity program and reports to the Company's Vice President of Information Technology. The Director of Infrastructure & Security is responsible for management of cybersecurity risk and protection and defense of the Company's networks and systems. The Director of Infrastructure & Security manages a team of cybersecurity professionals with broad experience and expertise, including in incident response, forensics, threat intelligence, vulnerability management, and mitigation. The Company's cybersecurity team has processes in place to assess, identify, manage, and address material cybersecurity threats and incidents. These include, among other things: annual and ongoing security awareness training for employees, mechanisms to detect and monitor unusual network and endpoint activity, integrated threat intelligence and containment and incident response tools. The cybersecurity team also leverages multiple third-party security programs for full-time monitoring of security stacks and on-demand support to act as force multipliers in the event of severe or critical security events.

Both the Company's Director of Infrastructure & Security and Vice President of Information Technology have extensive cybersecurity knowledge and skills, with each possessing over 20 years of cybersecurity and related IT security experience. The Director of Infrastructure & Security and the Vice President of Information Technology each remain informed of and monitor the prevention, detection, mitigation, and remediation of cybersecurity incidents and risks, including through their regular review of reports prepared by the Company's Information Security team and the measures implemented by the Company to identify and mitigate cybersecurity risks and related threats.

Board of Directors

Our Board of Directors oversees our Enterprise Risk Management program, and cybersecurity risks are monitored as a part of the broader program. Our Board has primary responsibility to oversee risks from cybersecurity threats and has designated a specific Director, who possesses significant experience in information technology, as a special liaison (the "Technology Liaison") between management and the Board of Directors. The Board of Directors as a whole, or through the Technology Liaison, regularly reviews the measures implemented by the Company to identify and mitigate data protection and cybersecurity risks. Our Technology Liaison receives quarterly updates from the Director of Infrastructure and Security and the Vice President of Information Technology relating to significant risks, cyber incidents, key performance indicators measuring the effectiveness of the Company's cybersecurity risk program and other relevant matters. The Technology Liaison regularly briefs the Board on these updates, and the Board also receives periodic briefings on cybersecurity risk as part of the Company's broader Enterprise Risk Management program. These risks, including current and emerging risks, are regularly evaluated by the Technology Liaison and the Board. In addition to the regular updates to the Technology Liaison, we have protocols by which certain cybersecurity incidents and threats are escalated within the Company and, where appropriate, reported in a timely manner to the Board and Technology Liaison.

Item 2.   Properties

Our production and distribution facilities as of June 30, 2024 are as follows:

Location	Approximate Area (Square Feet)	Purpose	Status
Fort Worth, TX	25,000	Corporate headquarters and product development lab	Leased
Portland, OR	124,000	Manufacturing and distribution, product development lab	Leased
Oklahoma City, OK	142,115	Equipment repair center	Leased
Northlake, IL	89,837	Distribution and warehouse	Leased
Moonachie, NJ	41,404	Distribution and warehouse	Leased
Rialto, CA	156,586	Distribution and warehouse	Leased

As of June 30, 2024, we stage our products in 104 branch warehouses throughout the contiguous United States. These branch warehouses and our distribution centers, taken together, represent a vital part of our business, but no individual branch warehouse is material to the business as a whole. Our stand-alone branch warehouses vary in size from approximately 1,000 to 34,000 square feet.

Approximately 81% of our facilities are leased with a variety of expiration dates within the range of 2024 through 2030.

We calculate our utilization for all of our coffee roasting facilities on an aggregate basis based on the number of product pounds manufactured during the actual number of production shifts worked during an average week, compared to the number of product pounds that could be manufactured based on the maximum number of production shifts that could be operated during the week (assuming three shifts per day, five days per week), in each case, based on our current product mix. Utilization rates for our coffee roasting facilities were approximately 67%, 68%, and 75% during fiscal 2024, 2023 and 2022, respectively.

We believe that our existing facilities provide adequate capacity for our current operations.

Item 3.   Legal Proceedings

For information regarding legal proceedings in which we are involved, see *Note 19, Commitments and Contingencies*, of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Form 10-K, which is incorporated herein by reference.

Item 4.   Mine Safety Disclosures

Not applicable.

PART II

Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

The principal market on which our common stock is listed for trading is the Nasdaq Global Select Market under the symbol "FARM."

Holders

As of September 4, 2024, there were approximately 181 shareholders of record of common stock. This does not include persons whose common stock is in nominee or "street name" accounts through brokers.

Dividends

We have not recently declared or paid any cash dividend on our common stock. We intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to pay cash dividends in the foreseeable future.

Performance Graph

The following graph depicts a comparison of the total cumulative stockholder return on our common stock for each of the last five fiscal years relative to the performance of the Russell 2000 Index and a peer group index. Companies in the Russell 2000 and peer group index are weighted by market capitalization. The graph assumes an initial investment of $100.00 at the close of trading on June 30, 2019 and that all dividends paid by companies included in these indices have been reinvested.

Because no published peer group is similar to the Company's portfolio of business, the Company created a peer group index that includes the following companies that operate in a similar line of business: Beyond Meat, Inc., Bridgford Foods Corp, The Vita Coco Company, Inc, The Duckhorn Portfolio, Inc., Freshpet, Inc., BRC Inc., Village Farms International, Inc, MGP Ingredients Inc., Vintage Wine Estates, Inc., SunOpta Inc., Vital Farms, Inc. and Whole Earth Brands, Inc..

The historical stock price performance of the Company's common stock shown in the performance graph below is not necessarily indicative of future stock price performance. The Russell 2000 Index and the peer group index are included for comparative purposes only. They do not necessarily reflect management's opinion that such indices are an appropriate measure for the relative performance of the stock involved, and they are not intended to forecast or be indicative of possible future performance of our common stock.

The material in this performance graph is not soliciting material, is not deemed filed with the SEC, and is not incorporated by reference in any filing of the Company under the Securities Act or the Exchange Act, whether made on, before or after the date of this filing and irrespective of any general incorporation language in such filing.

Comparison of 5 Year Cumulative Total Return

(Fiscal Years Ended June 30)



	Fiscal Years Ended June 30,					
	2019	**2020**	**2021**	**2022**	**2023**	**2024**
Farmer Bros. Co.	100.00	44.84	77.52	28.65	16.92	16.37
Russell 2000 Index	100.00	93.37	151.29	113.17	127.10	139.88
Peer Group Index	100.00	82.63	96.57	18.28	10.97	9.83

Issuer Purchases of Equity Securities

Neither we, nor any affiliated purchaser, purchased any of our equity securities during the quarter ended June 30, 2024.

Sale of Unregistered Securities

We did not sell unregistered securities during fiscal 2024.

Item 6.   Reserved

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion contains forward-looking statements that involve risks and uncertainties. This Management's Discussion and Analysis is for continuing operations of the Company. The Company's results of operations for fiscal 2023 presented have been adjusted to reflect the discontinued operations related to the Sale. The results of operations and the related discussions below focus on the Company's continuing operations for each period. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors. The results of operations for fiscal 2024 and fiscal 2023 are not necessarily indicative of the results that may be expected for any future period. This discussion, which presents our results for fiscal 2024 and fiscal 2023, should be read in conjunction with our Consolidated Financial Statements and the accompanying notes and Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K, filed with the SEC on September 12, 2023, as amended by that certain Amendment No. 1 to Form 10-K, filed with the SEC on October 27, 2023, which provides additional information on our results for fiscal 2023 and our fiscal year ended June 30, 2022 ("fiscal 2022").

Our Business

We are a leading coffee roaster, wholesaler, equipment servicer and distributor of coffee, tea and other allied products manufactured under our owned brands, as well as under private labels on behalf of certain customers. We were founded in 1912, incorporated in California in 1923, and reincorporated in Delaware in 2004. Our principal office is located in Fort Worth, Texas. We operate in one business segment.

We serve a wide variety of customers, from small independent restaurants and foodservice operators to large institutional buyers like restaurants, department and convenience store retailers, hotels, casinos, healthcare facilities, and gourmet coffee houses, as well as grocery chains with private brand and consumer-branded coffee and tea products, and foodservice distributors. Through our sustainability, stewardship, environmental efforts, and leadership we are not only committed to serving the finest products available, considering the cost needs of the customer, but also focus on their sustainable cultivation, manufacture and distribution whenever possible.

Our product categories consist of a robust line of roast and ground coffee, including organic, Direct Trade, Project D.I.R.E.C.T.®, Fair Trade Certified™ ® and other sustainably-produced offerings; frozen liquid coffee; flavored and unflavored iced and hot teas; including organic and Rainforest Alliance Certified™; culinary products including premium spices, pancake and biscuit mixes, gravy and sauce mixes, soup bases, dressings, syrups and sauces, and coffee-related products such as coffee filters, cups, sugar and creamers; and other beverages including cappuccino, cocoa, granitas, and other blender-based beverages and concentrated and ready-to-drink cold brew and iced coffee. We offer a comprehensive approach to our customers by providing not only a breadth of high-quality products, but also value added services such as market insight, beverage planning, and equipment placement and service.

We operate a production facility in Portland, Oregon. We distribute our products from our Portland, Oregon production facility, as well as separate distribution centers in Northlake, Illinois; Moonachie, New Jersey; and Rialto, California. Our products reach our customers primarily through our nationwide DSD network of 243 delivery routes and 104 branch warehouses as of June 30, 2024. DSD sales are primarily made "off-truck" to our customers at their places of business. We operate a large fleet of trucks and other vehicles to distribute and deliver our products through our DSD network, and we rely on 3PL service providers for our long-haul distribution.

Summary Overview of Fiscal 2024 Results

Net sales in fiscal 2024 increased $1.1 million, or 0.3%, to $341.1 million from $340.0 million in fiscal 2023. The increase in net sales was primarily due to higher pricing compared to prior periods, partially offset by a decline in sales volume.

During fiscal 2024, we experienced higher gross margins compared to fiscal 2023. Overall, gross margins increased by 5.6% to 39.3% in fiscal 2024 from 33.7% in fiscal 2023. The improvement in gross margins was a result of price increases and delivery surcharges implemented across our network.

Operating expenses increased by $0.6 million in fiscal 2024 over the prior year period due to a $8.2 million increase in selling expenses and a $4.1 million increase in general and administrative expenses offset by a $11.7 million increase in gain on sale of assets from the sale of branch properties and other assets. The increase in selling expenses during fiscal 2024 was primarily due to additional spend on facility and vehicle rent expense and healthcare benefits, partially offset by a decrease in advertising related expenses. The increase in general and administrative expenses during fiscal 2024 was primarily due to an increase in severance costs, other compensation related costs and rent. Further, the increase was impacted by the non-recurrence of a $1.9 million gain related to the settlement of the Boyd's acquisition and payroll tax refund in fiscal 2023.

Our capital expenditures related to continuing operations for fiscal 2024 were $13.8 million as compared to $13.2 million in fiscal 2023, an increase of $0.6 million. This was driven by an increase in maintenance capital spend on buildings and facilities.

As of June 30, 2024, the outstanding debt on our Revolver Credit Facility was $23.3 million, an increase of $0.3 million since June 30, 2023. Our cash increased by $0.6 million to $6.0 million as of June 30, 2024, compared to $5.4 million as of June 30, 2023.

Financial Data Highlights (in thousands, except per share data and percentages)

		For The Years Ended June 30,			2024 vs 2023		
		2024		2023	Favorable (Unfavorable)		
						Change	% Change
Income Statement Data:							
Net sales	$	341,094	$	339,964	$	1,130	0.3 %
Gross margin		39.3 %		33.7 %		5.6 %	NM
Operating expenses as a % of sales		39.9 %		39.9 %		— %	NM
Loss from continuing operations	$	(3,875)	$	(34,038)	$	30,163	NM
Loss from continuing operations available to common stockholders per common share, basic and diluted	$	(0.19)	$	(1.74)	$	1.55	NM
Operating Data:							
Coffee pounds - continuing operations		22,169		24,373		(2,204)	(9.0)%
EBITDA(1)	$	10,718	$	(16,925)	$	27,643	NM
EBITDA Margin(1)		3.1 %		(5.0)%		8.1 %	NM
Adjusted EBITDA(1)	$	558	$	(14,153)	$	14,711	NM
Adjusted EBITDA Margin(1)		0.2 %		(4.2)%		4.4 %	NM
Percentage of Total Net Sales By Product Category							
Coffee (Roasted)		46.4 %		47.1 %		(0.7)%	(1.5)%
Tea & Other Beverages (2)		26.4 %		26.0 %		0.4 %	1.5 %
Culinary		19.3 %		19.0 %		0.3 %	1.6 %
Spices		6.4 %		6.9 %		(0.5)%	(7.2)%
Delivery Surcharge		1.5 %		1.0 %		0.5 %	NM
Net sales from continuing operations		100.0 %		100.0 %			
Other data:							
Capital expenditures related to maintenance	$	13,843	$	13,190	$	(653)	(5.0)%
Total capital expenditures		13,843		13,190		(653)	(5.0)%
Depreciation & amortization expense		11,588		12,938		1,350	10.4 %

_____
NM - Not Meaningful

(1) EBITDA, EBITDA Margin, Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP financial measures. See "***Non-GAAP Financial Measures***" below for a reconciliation of these non-GAAP measures to their corresponding GAAP measures, as well as discussion of certain changes we made to our methodology for calculating Adjusted EBITDA beginning with the period ending June 30, 2024.

(2) Includes all beverages other than roasted coffee, frozen liquid coffee, and iced and hot tea, including cappuccino, cocoa, granitas, and concentrated and ready-to-drink cold brew and iced coffee.

Factors Affecting Our Business

We have identified factors that affect our industry and business which we expect will play an important role in our future growth and profitability. Some of these factors include:

- *Investment in Manufacturing Facility.* We are focused on leveraging our Portland, Oregon facility to produce the highest quality coffee in response to the market shift to premium and specialty coffee and create sustainable long-term growth. We will continue to invest in our facility to ensure reliable production while focusing on overall production costs.

- *Supply Chain Efficiencies and Competition.* In order to compete effectively and capitalize on growth opportunities, we must retain and continue to grow our customer base, evaluate and undertake initiatives to reduce costs and streamline our supply chain. We continue to look for ways to deploy our personnel, systems, assets and infrastructure to create or enhance stockholder value. Areas of focus include distribution network optimization, methods of procurement, logistics, inventory management, supporting technology, and real estate assets. The ability to attract and retain a skilled workforce, as well as mitigate global supply chain challenges, will affect our future growth and profitability.

- *Demographic and Channel Trends.* Our success is dependent upon our ability to develop new products in response to demographic and other trends to better compete in areas such as premium coffee and tea, including expansion of our product portfolio by investing resources in what we believe to be key growth categories and different formats.
- *Fluctuations in Green Coffee Prices.* Our primary raw material is green coffee, an exchange-traded agricultural commodity that is subject to price fluctuations. Over the past five years, coffee "C" market near month price per pound ranged from approximately $0.90 to $2.60. The coffee "C" market near month price as of June 30, 2024 and 2023 was $2.29 and $1.65 per pound, respectively. The price and availability of green coffee directly impacts our results of operations. For additional details, see *Risk Factors* in Part I, Item 1A of this Form 10-K.
- *Hedging Strategy.* We are exposed to market risk of losses due to changes in coffee commodity prices. Our business model strives to reduce the impact of green coffee price fluctuations on our financial results and to protect and stabilize our margins, principally through derivative instruments, as further explained in *Note 5, Derivative Instruments*, of the Notes to Consolidated Financial Statements included in this Form 10-K.
- *Coffee Brewing Equipment Service & Restoration ("Revive").* With Revive, we offer our customers a comprehensive equipment program and 24/7 nationwide equipment service which we believe differentiates us in the marketplace. We offer a full spectrum of equipment needs, which includes brewing equipment installation, water filtration systems, equipment training, and maintenance services to ensure we are able to meet our customer's demands.

Results of Operations

The following table sets forth information regarding our consolidated results of operations for fiscal 2024 and fiscal 2023.

| | For the Years Ended June 30, | | 2024 vs 2023 | |
| | 2024 | 2023 | Favorable (Unfavorable) | |
			Change	% Change
Net sales	$ 341,094	$ 339,964	$ 1,130	0.3 %
Cost of goods sold	207,201	225,351	18,150	8.1 %
Gross profit	133,893	114,613	19,280	16.8 %
Selling expenses	111,371	103,151	(8,220)	(8.0)%
General and administrative expenses	41,649	37,561	(4,088)	(10.9)%
Net gains from sale of assets	(16,877)	(5,140)	11,737	NM
Operating expenses	136,143	135,572	(571)	(0.4)%
Loss from operations	(2,250)	(20,959)	18,709	89.3 %
Other (expense) income:				
Interest expense	(7,835)	(9,162)	1,327	14.5 %
Other, net	6,224	(4,242)	10,466	NM
Total other (expense) income	(1,611)	(13,404)	11,793	(88.0)%
Loss from continuing operations before taxes	(3,861)	(34,363)	30,502	88.8 %
Income tax expense (benefit)	14	(325)	(339)	104.3 %
Loss from continuing operations	$ (3,875)	$ (34,038)	$ 30,163	88.6 %

_____
NM - Not Meaningful

Fiscal 2024 and Fiscal 2023

Net Sales

Net sales in fiscal 2024 increased $1.1 million, or 0.3%, to $341.1 million from $340.0 million in fiscal 2023. The increase in net sales was primarily due to higher pricing compared to prior periods, partially offset by a decline in sales volume. On our sales, average unit price increased due to the increase in pricing.

The following table presents the effect of changes in unit sales, unit pricing and product mix for fiscal 2024 compared to fiscal 2023 (in millions):

Units Sold and Pricing

	For Year Ended June 30, 2024 vs 2023	% of Total Mix Change
Effect of change in unit sales	(31.4)	(2.9)%
Effect of pricing and product mix changes	32.5	2.9 %
Total increase in net sales	1.1	— %

Unit sales decreased 8.6% and average unit price increased by 7.8% in fiscal 2024 as compared to the same prior year period, resulting in a net increase in net sales of 0.3%. Average unit price increased during fiscal 2024 due to a mix of products sold, along with price increases implemented during fiscal 2024. There were no new product category introductions in fiscal

2024 or fiscal 2023 which had a material impact on our net sales.

Gross Profit

Gross profit in fiscal 2024 increased $19.3 million, or 16.8%, to $133.9 million from $114.6 million in fiscal 2023. Gross margin increased by 5.6% to 39.3% in fiscal 2024 from 33.7% in fiscal 2023. The increase in gross profit in fiscal 2024 was primarily driven by improved pricing.

Operating Expenses

In fiscal 2024, operating expenses increased by $0.6 million, or 0.4%, to $136.1 million, from $135.6 million, in fiscal 2023. The increase was primarily due to $8.2 million increase in selling expenses and a $4.1 million increase in general and administrative expenses offset by a $11.7 million increase in net gains from sale of assets due to sale of branch properties during fiscal 2024.

The increase in selling expenses during fiscal 2024 was primarily due to additional spend on facility and vehicle rent expense and healthcare benefits. The increase in general and administrative expenses during fiscal 2024 was primarily due to an increase in severance costs, other compensation related costs and rent. Further, the increase was impacted by the non-recurrence of a $1.9 million gain related to the settlement of the Boyd's acquisition and payroll tax refund in fiscal 2023.

Total Other Income (Expense)

Total other income (expense) in fiscal 2024 was $1.6 million of expense compared to $13.4 million of expense in fiscal 2023. The change in total other income (expense) in fiscal 2024 was primarily a result of a decrease in interest expense and gains from coffee-related derivative instruments in fiscal 2024 compared to losses from coffee-related derivative instruments in fiscal 2023.

Interest expense in fiscal 2024 decreased $1.3 million to $7.8 million from $9.2 million in the prior year period. The decrease in interest expense in fiscal 2024 was principally due to lower supplier interest expense.

In fiscal 2024, Other, net increased by $10.4 million to a $6.2 million gain compared to a $4.2 million loss in fiscal 2023. The increase in Other, net, was primarily a result of mark-to-market net gains on coffee-related derivative instruments not designated as accounting hedges during fiscal 2024.

Income Taxes

In fiscal 2024, we recorded income tax expense of $14.0 thousand as compared to income tax benefit of $0.3 million in fiscal 2023. The income tax expense in the current year was related primarily to state income tax.

Non-GAAP Financial Measures

In addition to net loss determined in accordance with U.S. generally accepted accounting principles ("GAAP"), we use the following non-GAAP financial measures in assessing our operating performance:

"EBITDA" is defined as loss from continuing operations excluding the impact of:

- income tax expense (benefit);
- interest expense; and
- depreciation and amortization expense.

"EBITDA Margin" is defined as EBITDA expressed as a percentage of net sales.

"Adjusted EBITDA" is defined as loss from continuing operations excluding the impact of:

- income tax expense (benefit);
- interest expense;
- depreciation and amortization expense;
- 401(k) and share-based compensation expense;
- net gains from sales of assets;
- severance costs;
- loss related to sale of business; and
- gain on settlement with Boyd's sellers.

"Adjusted EBITDA Margin" is defined as Adjusted EBITDA expressed as a percentage of net sales.

For purposes of calculating EBITDA and EBITDA Margin, Adjusted EBITDA and Adjusted EBITDA Margin, we have excluded the impact of interest expense resulting from non-cash pretax pension and postretirement benefits. For purposes of calculating Adjusted EBITDA and Adjusted EBITDA Margin, we are also excluding the impact of severance and the loss related to sale of business as these items are not reflective of our ongoing operating results. See Note 3, Discontinued Operations of the Notes to Consolidated Financial Statements included in this Form 10-K for more information related to the sale of business and the discontinued operations.

We believe these non-GAAP financial measures provide a useful measure of the Company's operating results, a meaningful comparison with historical results and with the results of other companies, and insight into the Company's ongoing operating performance. Further, management utilizes these measures, in addition to GAAP measures, when evaluating and comparing the Company's operating performance against internal financial forecasts and budgets.

We believe that EBITDA facilitates operating performance comparisons from period to period by isolating the effects of certain items that vary from period to period without any correlation to core operating performance or that vary widely among similar companies. These potential differences may be caused by variations in capital structures (affecting interest expense), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense). We also present EBITDA and EBITDA Margin because (i) we believe that these measures are frequently used by securities analysts, investors and other interested parties to evaluate companies in our industry, (ii) we believe that investors will find these measures useful in assessing our ability to service or incur indebtedness, and (iii) we use these measures internally as benchmarks to compare our performance to that of our competitors.

EBITDA, EBITDA Margin, Adjusted EBITDA and Adjusted EBITDA Margin, as defined by us, may not be comparable to similarly titled measures reported by other companies. We do not intend for non-GAAP financial measures to be considered in isolation or as a substitute for other measures prepared in accordance with GAAP. This calculation is for continuing operations only.

Set forth below is a reconciliation of loss from continuing operations to EBITDA (non-GAAP):

(In thousands)	For the Year Ended June 30,	
	2024	2023
Loss from continuing operations	$ (3,875)	$ (34,038)
Income tax expense (benefit)	14	(325)
Interest expense (1)	2,991	4,499
Depreciation and amortization expense	11,588	12,939
EBITDA	$ 10,718	$ (16,925)
EBITDA Margin	3.1 %	(5.0)%

_____
(1) Excludes interest expense related to pension plans and postretirement benefits.

Set forth below is a reconciliation of loss from continuing operations to Adjusted EBITDA (non-GAAP):

(In thousands)	Year Ended June 30,	
	2024	2023
Loss from continuing operations	$ (3,875)	$ (34,038)
Income tax expense (benefit)	14	(325)
Interest expense (1)	2,991	4,499
Depreciation and amortization expense	11,588	12,939
401(k) and share-based compensation expense	3,762	8,212
Net gains from sale of assets	(18,091)	(5,140)
Severance costs	2,955	1,617
Loss related to sale of business (3)	1,214	—
Gain on settlement with Boyd's sellers (2)	—	(1,917)
Adjusted EBITDA	$ 558	$ (14,153)
Adjusted EBITDA Margin	0.2 %	(4.2)%

_____
(1) Excludes interest expense related to pension plans and postretirement benefits.
(2) Result of the settlement related to the acquisition of Boyd Coffee Company which included the cancellation of shares of Series A Preferred Stock and settlement of liabilities.
(3) Result of the settlements related to the Sale, which included gains related to coffee hedges and settlement of liabilities.

Liquidity, Capital Resources and Financial Condition

The following table summarizes the Company's debt obligations, excluding unamortized deferred debt financing costs:

| | | | | June 30, 2024 | | June 30, 2023 | |
| | Debt Origination Date | Maturity | Principal Amount Borrowed | Carrying Value | Weighted Average Interest Rate | Carrying Value | Weighted Average Interest Rate |
(In thousands)							
Revolver	various	4/26/2027	N/A	$ 23,300	7.05 %	$ 23,021	6.17 %

Credit Facility

The revolver under the Credit Facility has a commitment of up to $75.0 million and a maturity date of April 26, 2027. Availability under the revolver is calculated as the lesser of (a) $75.0 million or (b) the amount equal to the sum of (i) 85% of eligible accounts receivable (less a dilution reserve), plus (ii) the lesser of: (a) 80% of eligible raw material inventory, eligible in-transit inventory and eligible finished goods inventory (collectively, "Eligible Inventory"), and (b) 85% of the net orderly liquidation value of Eligible Inventory, minus (c) applicable reserve. The term loan under the Term Credit Facility was fully paid down on June 30, 2023.

The Credit Facility contain customary affirmative and negative covenants and restrictions typical for a financing of this type. Non-compliance with one or more of the covenants and restrictions could result in the full or partial principal balance of the Credit Facility becoming immediately due and payable and termination of the commitments. As of and through June 30, 2024, we were in compliance with all of the covenants under the Credit Facility.

The Credit Facility provides us with increased flexibility to proactively manage our liquidity and working capital, while maintaining compliance with our debt financial covenants, and preserving financial liquidity to mitigate the impact of the uncertain business environment and continue to execute on key strategic initiatives.

Pursuant to an International Swap Dealers Association, Inc. Master Agreement ("ISDA") effective March 20, 2019, the Company on March 27, 2019, entered into a swap transaction utilizing a notional amount of $80.0 million, with an effective date of April 11, 2019 and a maturity date of October 11, 2023 (the "Original Rate Swap"). In December 2019, the Company amended the notional amount to $65.0 million. The Original Rate Swap was intended to manage the Company's interest rate risk on its floating-rate indebtedness under the Company's prior revolving credit facility. Under the terms of the Original Rate Swap, the Company received 1-month LIBOR, subject to a 0% floor, and made payments based on a fixed rate of 2.1975%. The Company's obligations under the ISDA were secured by the collateral which secures the loans under the prior revolving credit facility on a pari passu and pro rata basis with the principal of such loans. On May 16, 2023, the Company settled the Original Rate Swap. The net settlement of the Original Rate Swap was a $13 thousand loss. There is no remaining balance frozen in AOCI as of June 30, 2023. See *Note 5, Derivative Instruments*, of the Notes to Consolidated Financial Statements included in this Form 10-K, for details.

At June 30, 2024, we had outstanding borrowings of $23.3 million and utilized $4.1 million of the letters of credit sublimit under the Credit Facility, and had $27.8 million of availability under our Credit Facility.

Liquidity

We generally finance our operations through cash flows from operations and borrowings under our Credit Facility. In light of our financial position, operating performance and current economic conditions, including the state of the global capital markets, there can be no assurance as to whether or when we will be able to raise capital by issuing securities. We believe that the Credit Facility, to the extent available, in addition to our cash flows from operations, collectively, will be sufficient to fund our working capital and capital expenditure requirements for the next 12 months.

At June 30, 2024, we had $5.8 million of unrestricted cash and cash equivalents. Further changes in commodity prices and the number of coffee-related derivative instruments held could have a significant impact on cash deposit requirements under our broker and counterparty agreements and may adversely affect our liquidity. An economic downturn may also cause substantial changes in consumer behavior and demand for our products, adversely affecting results of operations and our financial position, some of which we may not be able to predict with certainty.

Cash Flows

The significant captions and amounts from our consolidated statements of cash flows are summarized below:

	For the Years Ended June 30,	
	2024	2023
Consolidated Statements of cash flows data (in thousands)		
Net cash used in operating activities	$ (14,147)	(7,324)
Net cash provided by investing activities	14,723	340
Net cash provided by (used in) financing activities	10	(86,140)
Net increase (decrease) in cash and cash equivalents	$ 586	$ (93,124)

Operating Activities

Net cash used in operating activities in fiscal 2024 increased $6.8 million as compared to fiscal 2023. The change was driven by a paydown of accounts payable and an increase in inventory, partially offset by a decrease in accounts receivable in fiscal 2024.

Investing Activities

Net cash provided by investing activities during fiscal 2024 was $14.7 million as compared to $0.3 million during fiscal 2023. In fiscal 2024, proceeds from sale of assets was $29.8 million offset by maintenance capital expenditures of $13.8 million and a $1.2 million related to a working capital adjustment in continuing operations.

Financing Activities

Net cash provided by financing activities during fiscal 2024 was $10.0 thousand as compared to $86.1 million of cash used in financing activities during fiscal 2023. Proceeds from the Sale were used to pay off in full, the $47 million outstanding amount under the Term Credit Facility and the partial pay down of the Revolver Credit Facility to a balance of $23.0 million as of June 30, 2023. The Revolver Credit Facility remained at $23.3 million as of June 30, 2024.

Contractual Obligations, Commitments and Contingencies

Our principal sources of liquidity are our existing cash and cash equivalents, cash generated from our operations and borrowing capacity currently available under our Credit Facility. We generally finance our obligations through cash flows from operations and borrowings under our Credit Facility. We believe that the Credit Facility, to the extent available, in addition to our cash flows from operations, collectively, will be sufficient to fund our working capital and capital expenditure requirements for the next 12 months.

At June 30, 2024, we had $5.8 million of unrestricted cash and cash equivalents. At June 30, 2024, we had $27.8 million of availability under our Credit Facility.

The following table contains information regarding total contractual obligations as of June 30, 2024, which we expect to fund primarily with operating cash flows:

		Payment due by period			
(In thousands)	Total	Less Than One Year	1-3 Years	3-5 Years	More Than 5 Years
Contractual obligations:					
Operating lease obligations(1)	$ 40,659	$ 14,046	$ 16,832	$ 9,464	$ 317
Finance lease obligations(1)	289	193	96	—	—
Pension plan obligations(2)	73,950	7,900	15,010	15,100	35,940
Postretirement benefits other than pension plans (2)	719	71	147	150	351
Revolving credit facility (4)	23,300	—	23,300	—	—
Purchase commitments(3)	51,686	51,686	—	—	—
Derivative liabilities	2,235	730	1,505	—	—
Total contractual obligations	$ 192,838	$ 74,626	$ 56,890	$ 24,714	$ 36,608

_____

(1) See *Note 6*, *Leases,* of the Notes to Consolidated Financial Statements included in this Form 10-K.

(2) See *Note 12*, *Employee Benefit Plans,* of the Notes to Consolidated Financial Statements included in this Form 10-K.

(3) Purchase commitments include commitments under coffee purchase contracts for which all delivery terms have been finalized but the related coffee has not been received as of June 30, 2024. Amounts shown in the table above: (a) include all coffee purchase contracts that the Company considers to be from normal purchases; and (b) do not include amounts related to derivative instruments that are recorded at fair value on the Company's consolidated balance sheets. See *Note 19*, *Commitments and Contingencies,* of the Notes to Consolidated Financial Statements included in this Form 10-K.

(4) See *Note 13*, *Debt Obligations*, of the Notes to Consolidated Financial Statements included in this Form 10-K.

Capital Expenditures

For fiscal 2024 and fiscal 2023 our capital expenditures paid were $13.8 million and $13.2 million, respectively. In fiscal 2025, we anticipate capital expenditures will be between $9.0 million and $11.0 million. We expect to finance these expenditures through cash flows from operations and borrowings under our Revolver Credit Facility.

Depreciation and amortization expense from continuing operations was $11.6 million and $12.9 million in fiscal 2024 and 2023, respectively.

Recent Accounting Pronouncements

Refer to *Note 2, Summary of Significant Accounting Policies*, of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Form 10-K for a summary of recently adopted and recently issued accounting standards and their related effects or anticipated effects on our consolidated results of operations and financial condition.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of June 30, 2024 or June 30, 2023.

Critical Accounting Estimates

We consider an accounting estimate to be critical if: (1) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (2) changes in the estimate that are reasonably likely to occur from period to period, or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations.

Our significant accounting estimates are discussed in additional detail in *Note 2, Summary of Significant Accounting Policies*, to the consolidated financial statements included in this Form 10-K. We believe that our significant accounting estimates involve a higher degree of judgment and/or complexity for the reasons discussed below:

Fair value of coffee-related derivative instruments

We are exposed to commodity price risk arising from changes in the market price of green coffee. In general, increases in the price of green coffee could cause our cost of goods sold to increase and, if not offset by product price increases, could negatively affect our financial condition and results of operations. As a result, our business model strives to reduce the impact of green coffee price fluctuations on our financial results and to protect and stabilize our margins, principally through customer arrangements and derivative instruments.

We utilize derivative instruments to reduce the impact of changing green coffee commodity prices. We purchase over-the-counter coffee derivative instruments to enable us to lock in the price of green coffee commodity purchases. These derivative instruments may be entered into at the direction of the customer under commodity-based pricing arrangements to effectively lock in the purchase price of green coffee under such customer arrangements, in certain cases up to 18 months or longer in the future. Notwithstanding this customer direction, pursuant to Accounting Standards Codification ("ASC") 815, "Derivatives and Hedging," we are considered the owner of these derivative instruments and, therefore, we are required to account for them as such. In the event the customer fails to purchase the products associated with the underlying derivative instruments for which the price has been locked-in on behalf of the customer, we expect that such derivative instruments will be assigned to, and assumed by, the customer in accordance with contractual terms or, in the absence of such terms, in accordance with standard industry custom and practice. In the event the customer fails to assume such derivative instruments, we will remain obligated on the derivative instruments at settlement. We generally settle derivative instruments to coincide with the receipt of the purchased green coffee or apply the derivative instruments to purchase orders effectively fixing the cost of in-bound green coffee purchases. As of June 30, 2024 and 2023, we had 0.1 million and 3.9 million pounds of green coffee covered under coffee-related derivative instruments, respectively. We do not purchase any derivative instruments to hedge cost fluctuations of any commodities other than green coffee.

The fair value of derivative instruments is based upon broker quotes. We account for certain coffee-related derivative instruments as accounting hedges in order to minimize the volatility created in our quarterly results from utilizing these derivative contracts and to improve comparability between reporting periods. The change in fair value of the derivative is reported in accumulated other comprehensive income (loss) ("AOCI") on our consolidated balance sheet and subsequently reclassified into cost of goods sold in the period or periods when the hedged transaction affects earnings. At June 30, 2024, none of our outstanding coffee-related derivative instruments, were designated as cash flow hedges. At June 30, 2023, approximately 40% of our outstanding coffee-related derivative instruments, representing 1.5 million pounds of forecasted green coffee purchases, were designated as cash flow hedges. The portion of open hedging contracts that are not designated as accounting hedges are marked to period-end market price and unrealized gains or losses based on whether the period-end market price was higher or lower than the price we locked-in are recognized in our financial results.

Single Employer Pension Plan

The estimation of our single employer Farmer Bros. pension plan requires that we make use of various actuarial assumptions such as discount rates and expected long-term rates of return on plan assets. Material changes in pension costs may occur in the future due to changes in these assumptions. Plan obligations and expenses are based on existing retirement plan provisions.

The assumptions used in developing the required estimates include the following key factors:

- *Discount rates.* We utilize a yield curve analysis to determine the discount rates for our defined benefit plans' obligations. The yield curve considers pricing and yield information for high quality bonds with maturities matched to estimated payouts of future pension benefits.
- *Expected long-term rate of return on plan assets.* The expected return on plan assets is based on our expectation of the long-term rates of return on each asset class based on the current asset mix of the funds, considering the historical returns earned on the type of assets in the funds.

The following table illustrates the sensitivity to a change in certain assumptions for the Farmer Bros. pension plan, holding all other assumptions constant:

($ in thousands)	Effect on 2024 Net Periodic Benefit Cost		Effect on June 30, 2024 PBO
50 basis points decrease in discount rate	$	(58)	$ 4,260
50 basis points increase in discount rate	$	48	$ (3,932)
50 basis points decrease in expected rate of return on assets	$	382	N/A
50 basis points increase in expected rate of return on assets	$	(382)	N/A

See *Note 12, Employee Benefit Plans,* of the Notes to Consolidated Financial Statements included in this Form 10-K for further discussions of our various pension plans.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We had outstanding borrowings on our Revolver of $23.3 million and had utilized $4.1 million of the letters of credit sublimit at June 30, 2024. The weighted average interest rate on our outstanding borrowings subject to interest rate variability under the Revolver at June 30, 2024 was 7.05%.

The following table demonstrates the impact of interest rate changes on our annual interest expense on outstanding borrowings subject to interest rate variability under the Revolver based on the weighted average interest rate on the outstanding borrowings as of June 30, 2024:

($ in thousands)	Principal	Interest Rate	Annual Interest Expense
−150 basis points	$ 23,300	5.55 %	$ 1,293
−100 basis points	$ 23,300	6.05 %	$ 1,410
Unchanged	$ 23,300	7.05 %	$ 1,643
+100 basis points	$ 23,300	8.05 %	$ 1,876
+150 basis points	$ 23,300	8.55 %	$ 1,992

Commodity Price Risk

We are exposed to commodity price risk arising from changes in the market price of green coffee. We value green coffee inventory on the FIFO basis. In the normal course of business we hold a large green coffee inventory and enter into forward commodity purchase agreements with suppliers. We are subject to price risk resulting from the volatility of green coffee prices. Due to competition, market conditions and customer contractual terms, volatile price increases cannot always be passed on to our customers in a timely manner, if at all. See *Note 5, Derivative Instruments,* of the Notes to Consolidated Financial Statements included in this Form 10-K for further discussions of our derivative instruments.

The following table summarizes the potential impact as of June 30, 2024 to net income (loss) and AOCI from a hypothetical 10% change in coffee commodity prices. The information provided below relates only to the coffee-related derivative instruments and does not include, when applicable, the corresponding changes in the underlying hedged items:

(In thousands)	Increase (Decrease) to Net Income		Increase (Decrease) to AOCI	
	10% Increase in Underlying Rate	10% Decrease in Underlying Rate	10% Increase in Underlying Rate	10% Decrease in Underlying Rate
Coffee-related derivative instruments(1)	$ 11	$ (11)	$ —	$ —

_____
(1) The Company's purchase contracts that qualify as normal purchases include green coffee purchase commitments for which the price has been locked in as of June 30, 2024. These contracts are not included in the sensitivity analysis above as the underlying price has been fixed.

Item 8.   **Financial Statements and Supplementary Data**

The information required by this item is incorporated by reference to the consolidated financial statements and accompanying notes set forth in the F pages of this Form 10-K.

Item 9.   **Changes in and Disagreements with Accountants on Accounting and Financial Disclosure**

None.

Item 9A.   **Controls and Procedures**

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act, are controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information we are required to disclose in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

As of June 30, 2024, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15(e) promulgated under the Exchange Act. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of June 30, 2024, our disclosure controls and procedures are effective.

Management's Report on Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting pursuant to Rules 13a-15(d) or 15d-15(d) promulgated under the Exchange Act during our fiscal quarter ended June 30, 2024, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our consolidated financial statements; providing reasonable assurance that receipts and expenditures of Company assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on our consolidated financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a material misstatement of our consolidated financial statements would be prevented or detected.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of June 30, 2024.

Item 9B.   **Other Information**

During the fiscal quarter ended June 30, 2024, none of our directors or officers adopted or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement," as those terms are defined in Item 408 of Regulation S-K.

Item 9C.   **Disclosure Regarding Foreign Jurisdictions that Prevent Inspections**

Not applicable.


PART III


Item 10.   **Directors, Executive Officers and Corporate Governance**

The information required by this item will be set forth in the Company's definitive proxy statement to be filed with the U.S. Securities and Exchange Commission ("SEC") pursuant to Regulation 14A in connection with the Company's 2024 Annual Meeting of Shareholders (the "Proxy Statement") and is incorporated in this Form 10-K by reference.

Item 11.   **Executive Compensation**

The information required by this item will be set forth in the Proxy Statement and is incorporated in this Form 10-K by reference.

Item 12.   **Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters**

The information required by this item will be set forth in the Proxy Statement and is incorporated in this Form 10-K by reference.

Item 13.   **Certain Relationships and Related Transactions, and Director Independence**

The information required by this item will be set forth in the Proxy Statement and is incorporated in this Form 10-K by reference.

Item 14.   **Principal Accountant Fees and Services**

The information required by this item will be set forth in the Proxy Statement and is incorporated in this Form 10-K by reference.

PART IV

Item 15. **Exhibits and Financial Statement Schedules**

(a) List of Financial Statements and Financial Statement Schedules:

 1. Financial Statements included in Part II, Item 8 of this Form 10-K:

  Consolidated Balance Sheets as of June 30, 2024 and 2023.

  Consolidated Statements of Operations for the Years Ended June 30, 2024, 2023 and 2022.

  Consolidated Statements of Comprehensive Income (Loss) for the Years Ended June 30, 2024, 2023 and 2022.

  Consolidated Statements of Cash Flows for the Years Ended June 30, 2024, 2023 and 2022.

  Consolidated Statements of Stockholders' Equity for the Years Ended June 30, 2024, 2023 and 2022.

  Notes to Consolidated Financial Statements.

 2. Financial Statement Schedules: Financial Statement Schedules are omitted as they are not applicable, or the required information is given in the consolidated financial statements and notes thereto.

 3. The exhibits to this Form 10-K are listed on the accompanying index to exhibits and are incorporated herein by reference or are filed as part of the Annual Report on Form 10-K.

(b) Exhibits:

Exhibit No.	Description
2.1	Asset Purchase Agreement, dated June 6, 2023, between TreeHouse Foods, Inc. and Farmer Bros. Co. (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on July 6, 2023 and incorporated herein by reference).
2.2	Amendment to Asset Purchase Agreement, dated June 30, 2023, between TreeHouse Foods, Inc. and Farmer Bros. Co. (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on July 6, 2023 and incorporated herein by reference).
3.1	Second Amended and Restated Certificate of Incorporation of Farmer Bros. Co. (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on January 12, 2023 and incorporated herein by reference).
3.2	Amended and Restated Bylaws of Farmer Bros. Co. (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on February 2, 2023 and incorporated herein by reference).
4.1	Description of Farmer Bros. Co. Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (filed as Exhibit 4.1 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2023 filed with the SEC on September 12, 2023 and incorporated herein by reference).*
10.1	Farmer Bros. Co. Pension Plan for Salaried Employees, Farmer Bros. Co. Retirement Plan (filed as Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2017 filed with the SEC on November 7, 2017 and incorporated herein by reference).*
10.2	Amendment No. 1 to Farmer Bros. Co. Pension Plan for Salaried Employees, Farmer Bros. Co. Retirement Plan effective June 30, 2011 (filed as Exhibit 10.4 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2016 filed with the SEC on September 14, 2016 and incorporated herein by reference).*
10.3	Action of the Administrative Committee of the Farmer Bros. Co. Qualified Employee Retirement Plans amending the Farmer Bros. Co. Retirement Plan, effective as of December 6, 2012 (filed as Exhibit 10.10 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 filed with the SEC on May 9, 2018 and incorporated herein by reference).*
10.4	Amendment to the Farmer Bros. Co. Retirement Plan, dated as of December 1, 2018 (filed as Exhibit 10.53 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2018 filed with the SEC on February 11, 2019 and incorporated herein by reference).*
10.5	Farmer Bros. Co. Amended and Restated Employee Stock Ownership Plan, as adopted by the Board of Directors on December 9, 2010 and effective as of January 1, 2010 (filed as Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2016 filed with the SEC on May 6, 2016 and incorporated herein by reference).*
10.6	Action of the Administrative Committee of the Farmer Bros. Co. Qualified Employee Retirement Plans amending the Farmer Bros. Co. Amended and Restated Employee Stock Ownership Plan, effective as of January 1, 2012 (filed as Exhibit 10.12 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2017 filed with the SEC on September 28, 2017 and incorporated herein by reference).*

Exhibit No.	Description
10.7	Action of the Administrative Committee of the Farmer Bros. Co. Qualified Employee Retirement Plans amending the Farmer Bros. Co. Amended and Restated Employee Stock Ownership Plan, effective as of January 1, 2015 (filed as Exhibit 10.10 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2015 filed with the SEC on November 9, 2015 and incorporated herein by reference).*
10.8	Action of the Administrative Committee of the Farmer Bros. Co. Qualified Employee Retirement Plans amending the Farmer Bros. Co. Amended and Restated Employee Stock Ownership Plan, effective as of January 1, 2015 (filed as Exhibit 10.11 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2015 filed with the SEC on November 9, 2015 and incorporated herein by reference).*
10.9	Amendment dated October 6, 2016 to Farmer Bros. Co. Amended and Restated Employee Stock Ownership Plan (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on October 7, 2016 and incorporated herein by reference).*
10.10	Second Amendment to the Farmer Bros. Co. Amended and Restated Employee Stock Ownership Plan, dated as of December 31, 2018 (filed as Exhibit 10.52 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2018 filed with the SEC on February 11, 2019 and incorporated herein by reference).*
10.11	Action of the Administrative Committee of the Farmer Bros. Co. Qualified Employee Retirement Plans amending the Farmer Bros. Co. Amended and Restated Employee Stock Ownership Plan, effective as of January 1, 2017 (filed as Exhibit 10.18 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2017 filed with the SEC on February 7, 2018 and incorporated herein by reference).*
10.12	Employment Agreement, dated as of September 6, 2019, by and between Farmer Bros. Co. and Deverl Maserang (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on September 10, 2019 and incorporated herein by reference).*
10.13	Farmer Bros. Co. 2007 Omnibus Plan, as amended (as approved by the stockholders at the 2012 Annual Meeting of Stockholders on December 6, 2012) (filed as Exhibit 10.27 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2017 filed with the SEC on November 7, 2017 and incorporated herein by reference).*
10.14	Form of Farmer Bros. Co. 2007 Omnibus Plan Stock Option Grant Notice and Stock Option Agreement (filed as Exhibit 10.39 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 filed with the SEC on May 9, 2018 and incorporated herein by reference).*
10.15	Form of Farmer Bros. Co. 2007 Omnibus Plan Restricted Stock Award Grant Notice and Restricted Stock Award Agreement (filed as Exhibit 10.41 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 filed with the SEC on May 9, 2018 and incorporated herein by reference).*
10.16	Farmer Bros. Co. Amended and Restated 2007 Long-Term Incentive Plan (as approved by the stockholders at the 2013 Annual Meeting of Stockholders on December 5, 2013) (filed as Exhibit 10.35 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2018 filed with the SEC on February 11, 2019 and incorporated herein by reference).*
10.17	Addendum to Farmer Bros. Co. Amended and Restated 2007 Long-Term Incentive Plan (filed as Exhibit 10.30 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2014 filed with the SEC on February 9, 2015 and incorporated herein by reference).*
10.18	Form of Farmer Bros. Co. Amended and Restated 2007 Long-Term Incentive Plan Stock Option Grant Notice and Stock Option Agreement (filed as Exhibit 10.43 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2018 filed with the SEC on February 11, 2019 and incorporated herein by reference).*
10.19	Form of Farmer Bros. Co. Amended and Restated 2007 Long-Term Incentive Plan Restricted Stock Award Grant Notice and Restricted Stock Award Agreement (filed as Exhibit 10.45 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2018 filed with the SEC on February 11, 2019 and incorporated herein by reference).*
10.20	Farmer Bros. Co. 2017 Long-Term Incentive Plan (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on June 26, 2017 and incorporated herein by reference).*
10.21	Form of Farmer Bros. Co. 2017 Long-Term Incentive Plan Stock Option Award Agreement (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on December 4, 2017 and incorporated herein by reference).*
10.22	Form of Farmer Bros. Co. 2017 Long-Term Incentive Plan Stock Restricted Unit Award Agreement (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on July 22, 2020 and incorporated herein by reference).*
10.23	Form of Farmer Bros. Co. 2017 Long-Term Incentive Plan Restricted Stock Unit Award Agreement (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on December 4, 2017 and incorporated herein by reference).*

Exhibit No.	Description
10.24	Form of Farmer Bros. Co. 2017 Long-Term Incentive Plan Restricted Stock Unit Award Agreement (filed as Exhibit 10.24 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2023 filed with the SEC on September 12, 2023 and incorporated herein by reference).*
10.25	Form of Farmer Bros. Co. 2017 Long-Term Incentive Plan Restricted Stock Unit Award Agreement (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed with the SEC on November 9, 2023 and incorporated herein by reference).*
10.26	Form of Farmer Bros. Co. 2017 Long-Term Incentive Plan Restricted Stock Grant Agreement (Directors) (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on December 4, 2017 and incorporated herein by reference).*
10.27	Form of Farmer Bros. Co. 2017 Long-Term Incentive Plan Restricted Stock Grant Agreement (Employees) (filed as Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the SEC on December 4, 2017 and incorporated herein by reference).*
10.28	Farmer Bros. Co. Amended and Restated 2017 Long-Term Incentive Plan (filed as Exhibit 99.1 to the Company's Registration Statement on Form S-8 filed with the SEC on December 28, 2021 and incorporated herein by reference).*
10.29	Form of Farmer Bros Co. Amended and Restated 2017 Long-Term Incentive Plan Restricted Stock Unit Award Agreement (Directors) (filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2023, filed with the SEC on May 10, 2023 and incorporated herein by reference).*
10.30	Form of Farmer Bros. Co. Amended and Restated 2017 Long-Term Incentive Plan Restricted Stock Unit Award Agreement (filed as Exhibit 10.29 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2023 filed with the SEC on September 12, 2023 and incorporated herein by reference).*
10.31	Form of Farmer Bros. Co. Amended and Restated 2017 Long-Term Incentive Plan Restricted Stock Unit Award Agreement (filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed with the SEC on November 9, 2023 and incorporated herein by reference).*
10.32	Form of Farmer Bros. Co. Amended and Restated 2017 Long-Term Incentive Plan Cash-Based Restricted Stock Unit Award Agreement (filed as Exhibit 10.30 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2023 filed with the SEC on September 12, 2023 and incorporated herein by reference).*
10.33	Form of Farmer Bros. Co. Amended and Restated 2017 Long-Term Incentive Plan Cash-Based Restricted Stock Unit Award Agreement (filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed with the SEC on November 9, 2023 and incorporated herein by reference).*
10.34	Farmer Bros. Co. 2020 Inducement Incentive Plan (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on March 16, 2020 and incorporated herein by reference).*
10.35	Form of Farmer Bros. Co. 2020 Inducement Incentive Plan Stock Option Award Agreement (filed as Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the SEC on March 16, 2020 and incorporated herein by reference).*
10.36	Form of Farmer Bros. Co. 2020 Inducement Incentive Plan Restricted Stock Unit Agreement (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on July 22, 2020 and incorporated herein by reference).*
10.37	Form of Severance Agreement (filed as Exhibit 10.34 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2023 filed with the SEC on September 12, 2023 and incorporated herein by reference).*
10.38	Form of Amended and Restated Severance Agreement (filed as Exhibit 10.5 to the Company's Current Report on Form 8-K filed with the SEC on July 6, 2023 and incorporated herein by reference).*
10.39	Form of Indemnification Agreement for Directors and Officers of the Company, as adopted on December 8, 2017 (filed as Exhibit 10.32 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2022, filed with the SEC on September 2, 2022).*
10.40	Interest Rate Swap Confirmation, dated as of March 28, 2019, by and between Farmer Bros., Co. and Citibank, N.A. (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on March 29, 2019 and incorporated herein by reference).*
10.41	Credit Agreement dated as of dated as of April 26, 2021, by and among Farmer Bros. Co., a Delaware corporation, the other loan parties named therein, the lenders named therein and Wells Fargo Bank, N.A., as administrative agent and lender (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on April 27, 2021 and incorporated herein by reference).

Exhibit No.	Description
10.42	Consent and Amendment No. 1 to Credit Agreement, dated as of December 20, 2021, by and among Farmer Bros Co., the other loan parties named therein, the lenders named therein and Wells Fargo Bank, N.A., as administrative agent and lender (filed as Exhibit 10.47 to the Company's Annual Report on Form 10-K filed with the SEC on September 2, 2022).
10.43	Increase Joinder and Amendment No. 2 to Credit Agreement, dated as of August 8, 2022, by and among Farmer Bros. Co., the other loan parties named therein, the lenders named therein and Wells Fargo Bank, N.A., as administrative agent and lender (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on August 9, 2022 and incorporated herein by reference).
10.44	Amendment No. 3 to Credit Agreement, dated August 31, 2022, by and among Farmer Bros. Co., the other loan parties named therein, the lenders named therein and Wells Fargo Bank, N.A., as administrative agent and lender (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on August 31, 2022 and incorporated herein by reference).
10.45	Consent and Amendment No. 4 to Credit Agreement, dated June 30, 2023, by and among Farmer Bros. Co., the other loan parties named therein, the lenders named therein and Wells Fargo Bank, N.A., as administrative agent and lender (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on July 6, 2023 and incorporated herein by reference).
10.46	Consent and Amendment No. 5 to Credit Agreement, dated December 4, 2023, by and among the Company, Boyd Assets Co., FBC Finance Company, Coffee Bean Holding Co., Inc., Coffee Bean International, Inc. and China Mist Brands, Inc., as borrowers, the lenders party thereto, and Wells Fargo Bank, N.A., as administrative agent (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on December 7, 2023 and incorporated herein by reference).
10.47	Guaranty and Security Agreement dated as of April 26, 2021, by and among Farmer Bros. Co., a Delaware corporation, the other grantors named therein, and Wells Fargo Bank, N.A., as administrative agent (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on April 27, 2021 and incorporated herein by reference).
10.48	Credit Agreement dated as of April 26, 2021, by and among Farmer Bros. Co., a Delaware corporation, the other loan parties named therein, the lenders named therein and MGG Investment Group LP, as administrative agent (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on April 27, 2021 and incorporated herein by reference).
10.49	Guaranty and Security Agreement dated as of April 26, 2021, by and among Farmer Bros. Co., a Delaware corporation, the other grantors named therein, and MGG Investment Group LP, as administrative agent (filed as Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the SEC on April 27, 2021 and incorporated herein by reference).
10.50	ISDA Master Agreement dated as of April 26, 2021, by and between Farmer Bros. Co. and Wells Fargo Bank, N.A. (filed as Exhibit 10.5 to the Company's Current Report on Form 8-K filed with the SEC on April 27, 2021 and incorporated herein by reference).
10.51	Schedule of the ISDA Master Agreement, dated as of April 26, 2021, by and between Farmer Bros. Co. and Wells Fargo Bank, N.A. (filed as Exhibit 10.6 to the Company's Current Report on Form 8-K filed with the SEC on April 27, 2021 and incorporated herein by reference).
10.52	Replacement interest rate swap with Wells Fargo Bank, N.A. pursuant to a new interest rate swap confirmation (filed as Exhibit 10.7 to the Company's Current Report on Form 8-K filed with the SEC on April 27, 2021 and incorporated herein by reference).
10.53	Letter Agreement, dated November 7, 2023, by and among the Company, JCP Investment Partnership, LP, JCP Investment Partners, LP, JCP Investment Holdings, LLC, JCP Investment Management, LLC, James C. Pappas, 22NW, LP, 22NW Fund, LP, 22NW Fund GP, LLC, 22NW GP, Inc., Aron R. English and Bryson O. Hirai-Hadley (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on November 9, 2023 and incorporated herein by reference).
10.54	Amendment, dated March 6, 2024, to Letter Agreement, dated November 7, 2023, by and among the Company, JCP Investment Partnership, LP, JCP Investment Partners, LP, JCP Investment Holdings, LLC, JCP Investment Management, LLC, James C. Pappas, 22NW, LP, 22NW Fund, LP, 22NW Fund GP, LLC, 22NW GP, Inc., Aron R. English and Bryson O. Hirai-Hadley (filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 9, 2024 and incorporated herein by reference).
10.55	Employment Agreement, dated as of May 1, 2024, by and between the Company and John E. Moore III (filed as Exhibit 10.1 to the Company's Amendment No. 1 to Current Report on Form 8-K/A filed with the SEC on May 3, 2024 and incorporated herein by reference).

Exhibit No.	Description
10.56	Offer Letter, dated as of May 16, 2024, by and between the Company and Vance Fisher (filed herewith).*
10.57	Retention Agreement, dated August 7, 2023, by and between the Company and Matt Coffman (filed herewith).*
10.58	Retention Agreement, dated September 13, 2023, by and between the Company and Brad Bollner (filed as Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed with the SEC on November 9, 2023 and incorporated herein by reference).*
10.59	Retention Agreement, dated September 13, 2023, by and between the Company and Jared Vitemb (filed as Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q filed with the SEC on November 9, 2023 and incorporated herein by reference).*
10.60	Restricted Stock Unit Agreement, dated July 1, 2024, by and between the Company and Vance Fisher (filed herewith).*
10.61	Performance Restricted Stock Unit Agreement, dated July 1, 2024, by and between the Company and Vance Fisher (filed herewith).*
10.62	Severance Agreement, effective September 13, 2019, by and between the Company and Deverl Maserang (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on September 10, 2019 and incorporated herein by reference).*
10.63	Letter Agreement, dated August 14, 2024, by and among the Company, 22NW, LP, 22NW Fund, LP, 22NW Fund GP, LLC, 22NW GP, Inc., Aron R. English and Bryson O. Hirai-Hadley (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on August 16, 2024 and incorporated herein by reference).*
14.1	Farmer Bros. Co. Code of Conduct and Ethics adopted on August 26, 2010 and updated February 2013 and September 7, 2017 (filed as Exhibit 14.1 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2017 filed with the SEC on September 29, 2017 and incorporated herein by reference).
16.1	Letter of Deloitte & Touche LLP to the SEC dated December 22, 2021, (filed as Exhibit 16.1 to the Company's Report on Form 8-K filed with the SEC on December 22, 2021 and incorporated herein by reference).
19.1	Farmer Bros. Co. Insider Trading Policy (filed herewith).*
21.1	List of all Subsidiaries of Farmer Bros. Co. (filed as Exhibit 21.1 to the Company's Report on Form 10-K filed with the SEC on September 2, 2022 and incorporated herein by reference).
23.1	Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm (filed herewith).
31.1	Principal Executive Officer Certification Pursuant to Securities Exchange Act Rules 13a-14 and 15d-14 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
31.2	Principal Financial Officer Certification Pursuant to Securities Exchange Act Rules 13a-14 and 15d-14 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
32.1	Principal Executive Officer Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).
32.2	Principal Financial Officer Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).
97.1	Farmer Bros. Co. Amended and Restated Policy on Executive Compensation in Restatement Situations (filed herewith).
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document (furnished herewith).
101.SCH	Inline XBRL Taxonomy Extension Schema Document (furnished herewith).
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document (furnished herewith).
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document (furnished herewith).
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document (furnished herewith).
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document (furnished herewith).
104	Cover Page Interactive Data File - the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document (furnished herewith).

———————

*   Management contract or compensatory plan or arrangement.

Item 16.   Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FARMER BROS. CO.

By: _____/s/ John E. Moore III_____

John E. Moore III
President and Chief Executive Officer
September 12, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ John E. Moore III John E. Moore III	President, Chief Executive Officer and Director (principal executive officer)	September 12, 2024
/s/ Vance Ratliff Fisher Vance Ratliff Fisher	Chief Financial Officer (principal financial officer)	September 12, 2024
/s/ Matthew Coffman Matthew Coffman	Vice President and Controller (principal accounting officer)	September 12, 2024
/s/ David A. Pace David A. Pace	Chairman of the Board and Director	September 12, 2024
/s/ Stacy Loretz-Congdon Stacy Loretz-Congdon	Director	September 12, 2024
/s/ Terence C. O'Brien Terence C. O'Brien	Director	September 12, 2024
/s/ Bradley L. Radoff Bradley L. Radoff	Director	September 12, 2024
/s/ Waheed Zaman Waheed Zaman	Director	September 12, 2024

		Page
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS		

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Farmer Bros. Co.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Farmer Bros. Co. (a Delaware corporation) and subsidiaries (the "Company") as of June 30, 2024 and 2023, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2021.

Dallas, Texas
September 12, 2024

FARMER BROS. CO.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

		As of June 30,		
		2024		2023
ASSETS				
Current assets:				
Cash and cash equivalents	$	5,830	$	5,244
Restricted cash		175		175
Accounts and notes receivable, net of allowance for credit losses of $710 and $416, respectively		35,147		45,129
Inventories		57,230		49,276
Short-term derivative assets		11		68
Prepaid expenses		4,236		5,334
Assets held for sale		352		7,770
Total current assets		102,981		112,996
Property, plant and equipment, net		34,002		33,782
Intangible assets, net		11,233		13,493
Right-of-use operating lease assets		35,241		24,593
Other assets		1,756		2,917
Total assets	$	185,213	$	187,781
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable		48,478		60,088
Accrued payroll expenses		10,782		10,082
Right-of-use operating lease liabilities - current		14,046		8,040
Short-term derivative liability		730		2,636
Other current liabilities		2,997		4,519
Total current liabilities		77,033		85,365
Long-term borrowings under revolving credit facility		23,300		23,021
Accrued pension liabilities		12,287		19,761
Accrued postretirement benefits		789		763
Accrued workers' compensation liabilities		2,378		3,065
Right-of-use operating lease liabilities		21,766		17,157
Other long-term liabilities		2,111		537
Total liabilities	$	139,664	$	149,669
Commitments and contingencies (Note 19)				
Stockholders' equity:				
Common stock, $1.00 par value, 50,000,000 shares authorized; 21,264,327 and 20,142,973 shares issued and outstanding at June 30, 2024 and 2023, respectively		21,265		20,144
Additional paid-in capital		79,963		77,278
Accumulated deficit		(30,354)		(26,479)
Accumulated other comprehensive loss		(25,325)		(32,831)
Total stockholders' equity	$	45,549	$	38,112
Total liabilities and stockholders' equity	$	185,213	$	187,781

The accompanying notes are an integral part of these consolidated financial statements.

FARMER BROS. CO.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	For the Years Ended June 30,		
	2024	2023	2022
Net sales	$ 341,094	$ 339,964	$ 314,783
Cost of goods sold	207,201	225,351	180,968
Gross profit	133,893	114,613	133,815
Selling expenses	111,371	103,151	99,458
General and administrative expenses	41,649	37,561	43,243
Net gains from sale of assets	(16,877)	(5,140)	(2,905)
Operating expenses	136,143	135,572	139,796
Loss from operations	(2,250)	(20,959)	(5,981)
Other (expense) income:			
Interest expense	(7,835)	(9,162)	(4,009)
Other, net	6,224	(4,242)	8,140
Total other (expense) income	(1,611)	(13,404)	4,131
Loss from continuing operations before taxes	(3,861)	(34,363)	(1,850)
Income tax expense (benefit)	14	(325)	124
Loss from continuing operations	$ (3,875)	$ (34,038)	$ (1,974)
Loss from discontinued operations, net of income taxes	—	(45,142)	(13,687)
Net loss	$ (3,875)	$ (79,180)	$ (15,661)
Less: Cumulative preferred dividends, undeclared and unpaid	$ —	$ —	$ 594
Net loss available to common stockholders	$ (3,875)	$ (79,180)	$ (16,255)
Loss from continuing operations available to common stockholders per common share, basic and diluted	$ (0.19)	$ (1.74)	$ (0.14)
Loss from discontinued operations available to common stockholders per common share, basic and diluted	$ —	$ (2.30)	$ (0.75)
Net loss available to common stockholders per common share, basic and diluted	$ (0.19)	$ (4.04)	$ (0.89)
Weighted average common shares outstanding—basic and diluted	20,873,266	19,621,992	18,200,080

The accompanying notes are an integral part of these consolidated financial statements.

FARMER BROS. CO.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In thousands)

	For the Years Ended June 30,		
	2024	**2023**	**2022**
Net loss	$ (3,875)	$ (79,180)	$ (15,661)
Other comprehensive income (loss), net of taxes:			
Unrealized gains (losses) on derivatives designated as cash flow hedges	406	(2,384)	12,172
Loss (gains) on derivatives designated as cash flow hedges reclassified to cost of goods sold	615	(1,392)	(15,865)
Losses on derivative instruments undesignated as cash flow hedges reclassified to interest expense	—	909	1,208
Change in pension and retiree benefit obligations	6,484	8,467	9,383
Total comprehensive income (loss)	$ 3,630	$ (73,580)	$ (8,763)

The accompanying notes are an integral part of these consolidated financial statements.

FARMER BROS. CO.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except share data)

	Preferred Shares	Preferred Stock Amount	Common Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
Balance at June 30, 2021	**14,700**	**$ 15**	**17,852,793**	**$ 17,853**	**$ 66,109**	**$ 66,311**	**$ (45,329)**	**$ 104,959**
Net loss	—	—	—	—	—	(15,661)	—	(15,661)
Cash flow hedges, net of taxes	—	—	—	—	—	—	(2,485)	(2,485)
Change in the funded status of retiree benefit obligations, net of taxes	—	—	—	—	—	—	9,383	9,383
ESOP compensation expense, including reclassifications	—	—	371,566	373	3,271	—	—	3,644
Share-based compensation	—	—	—	—	3,347	—	—	3,347
Issuance of common stock and stock option exercises	—	—	240,607	240	(730)	—	—	(490)
Cumulative preferred dividends, undeclared and unpaid	—	—	—	—	—	2,051	—	2,051
Balance at June 30, 2022	**14,700**	**15**	**18,464,966**	**18,466**	**71,997**	**52,701**	**(38,431)**	**104,748**
Net loss	—	—	—	—	—	(79,180)	—	(79,180)
Cash flow hedges, net of taxes	—	—	—	—	—	—	(2,867)	(2,867)
Postretirement benefits curtailment, net of taxes	—	—	—	—	—	—	8,467	8,467
401(k) compensation expense, including reclassifications	—	—	937,848	938	3,727	—	—	4,665
Share-based compensation	—	—	—	—	3,645	—	—	3,645
Issuance of common stock and stock option exercises	—	—	340,951	341	(341)	—	—	—
Cumulative preferred dividends, undeclared and unpaid	(14,700)	(15)	399,208	399	(1,750)	—	—	(1,366)
Balance at June 30, 2023	**—**	**—**	**20,142,973**	**20,144**	**77,278**	**(26,479)**	**(32,831)**	**38,112**
Net loss	—	—	—	—	—	(3,875)	—	(3,875)
Cash flow hedges, net of taxes	—	—	—	—	—	—	1,022	1,022
Postretirement benefits curtailment, net of taxes	—	—	—	—	—	—	6,484	6,484
401(k) compensation expense, including reclassifications	—	—	595,031	595	1,099	—	—	1,694
Share-based compensation	—	—	—	—	2,112	—	—	2,112
Issuance of common stock and stock option exercises	—	—	526,323	526	(526)	—	—	—
Balance at June 30, 2024	**—**	**$ —**	**21,264,327**	**$ 21,265**	**$ 79,963**	**$ (30,354)**	**$ (25,325)**	**$ 45,549**

The accompanying notes are an integral part of these consolidated financial statements.

FARMER BROS. CO.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	For the Years Ended June 30,		
	2024	**2023**	**2022**
Cash flows from operating activities:			
Net loss	$ (3,875)	$ (79,180)	$ (15,661)
Adjustments to reconcile net loss to net cash used in operating activities			
Depreciation and amortization	11,588	22,168	23,810
Gain on settlement related to Boyd's acquisition	—	(1,917)	—
Deferred income taxes	—	(735)	(425)
Net (gains) losses from sale of assets	(18,091)	22,275	(2,905)
Net losses (gains) on derivative instruments	113	7,504	(21,620)
ESOP and share-based compensation expense	3,806	8,311	6,501
Provision for credit losses	748	743	(353)
Change in operating assets and liabilities:			
Accounts receivable, net	10,448	(939)	(6,260)
Inventories	(7,954)	19,785	(22,828)
Derivative assets, net	565	(6,235)	19,554
Other assets	2,335	(945)	2,652
Accounts payable	(11,777)	7,087	7,111
Accrued expenses and other	(2,053)	(4,802)	(1,030)
Net cash used in operating activities	$ (14,147)	$ (6,880)	$ (11,454)
Cash flows from investing activities:			
Sale of business	(1,214)	92,226	—
Purchases of property, plant and equipment	(13,843)	(15,016)	(15,163)
Proceeds from sales of property, plant and equipment	29,780	11,235	9,118
Net cash provided by (used in) investing activities	$ 14,723	$ 88,445	$ (6,045)
Cash flows from financing activities:			
Proceeds from Credit Facilities	6,279	54,000	23,500
Repayments on Credit Facilities	(6,000)	(139,579)	(5,900)
Payment of financing costs	(76)	(368)	(352)
Payments of finance lease obligations	(193)	(193)	(193)
Net cash provided by (used in) financing activities	$ 10	$ (86,140)	$ 17,055
Net increase (decrease) in cash and cash equivalents and restricted cash	$ 586	$ (4,575)	$ (444)
Cash and cash equivalents and restricted cash at beginning of period	$ 5,419	$ 9,994	$ 10,438
Cash and cash equivalents and restricted cash at end of period	$ 6,005	$ 5,419	$ 9,994
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 2,803	$ 11,760	$ 7,503
Cash paid for income taxes	164	177	142
Supplemental disclosure of non-cash investing and financing activities:			
Non-cash additions to property, plant and equipment	167	124	63
Right-of-use assets obtained in exchange for new operating lease liabilities	13,508	3,517	7,684
Non-cash issuance of ESOP and 401(K) common stock	595	938	373
Cumulative preferred dividends, undeclared and unpaid	—	—	594
Conversion of preferred shares	—	399	—

The accompanying notes are an integral part of these consolidated financial statements.

FARMER BROS. CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Introduction and Basis of Presentation

Description of Business

Farmer Bros. Co., a Delaware corporation (including its consolidated subsidiaries unless the context otherwise requires, the "Company," or "Farmer Bros."), is a leading coffee roaster, wholesaler, equipment servicer and distributor of coffee, tea and other allied products. The Company serves a wide variety of customers, from small independent restaurants and foodservice operators to large institutional buyers like restaurant, department and convenience store retailers, hotels, casinos, healthcare facilities, and gourmet coffee houses, as well as grocery chains with private brand and consumer-branded coffee and tea products, and foodservice distributors. The Company's product categories consist of roast and ground coffee; frozen liquid coffee flavored and unflavored iced and hot teas and other beverages including cappuccino, cocoa, granitas, and concentrated and ready-to-drink cold brew and iced coffee; culinary products and spices. The Company was founded in 1912 incorporated in California in 1923, and reincorporated in Delaware in 2004. The Company's principal office and product development lab is located in Fort Worth, Texas ("Fort Worth facility"). The Company operates in one business segment.

On June 30, 2023, the Company completed its sale of certain assets of the Company related to its direct ship and private label business, including the Company's production facility and corporate office building in Northlake, Texas (the "Sale"). The Sale and the related direct ship and private label operations are reported in loss from discontinued operations, net of income taxes on the consolidated statements of operations. See *Note 3, Discontinued Operations* for more information related to the Sale and the discontinued operations. All other footnotes present results of the continuing operations.

The Company operates a production facility in Portland, Oregon. Distribution takes place out of several distribution centers in Portland, Oregon; Northlake, Illinois; Rialto, California; and Moonachie, New Jersey.

The Company's products reach its customers primarily through the Company's nationwide direct-store-delivery ("DSD") network of 243 delivery routes and 104 branch warehouses as of June 30, 2024. The Company also does direct-ship via common carriers or third-party distributors. The Company operates a large fleet of trucks and other vehicles to distribute and deliver its products through its DSD network, and relies on third-party logistic ("3PL") service providers for its long-haul distribution. DSD sales are primarily made "off-truck" by the Company to its customers at their places of business.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its direct and indirect wholly owned subsidiaries. All intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. The Company reviews its estimates on an ongoing basis using currently available information. Changes in facts and circumstances may result in revised estimates and actual results may differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments with original maturity dates of 90 days or less to be cash equivalents. Fair values of cash equivalents approximate cost due to the short period of time to maturity.

Allowance for credit losses

A portion of our accounts receivable is not expected to be collected due to non-payment, bankruptcies and deductions. Our accounting policy for the allowance for credit losses requires us to reserve an amount based on the evaluation of the aging of accounts receivable, detailed analysis of high-risk customers' accounts, historical customer losses and the overall market and economic conditions of our customers to estimate future losses. This evaluation considers the customer demographic, such as large commercial customers as compared to small businesses or individual customers. We consider our accounts receivable delinquent or past due based on payment terms established with each customer. Accounts receivable are written off when the accounts are determined to be uncollectible.

Fair Value Measurements

The Company groups its assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1—Valuation is based upon quoted prices for identical instruments traded in active markets.

- Level 2—Valuation is based upon inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (i.e. interest rate and yield curves observable at commonly quoted intervals, default rates, etc.). Observable inputs include quoted prices for similar instruments in active and non-active markets. Level 2 includes those financial instruments that are valued with industry standard valuation models that incorporate inputs that are observable in the marketplace throughout the full term of the instrument, or can otherwise be derived from or supported by observable market data in the marketplace. Level 2 inputs may also include insignificant adjustments to market observable inputs.

- Level 3—Valuation is based upon one or more unobservable inputs that are significant in establishing a fair value estimate. These unobservable inputs are used to the extent relevant observable inputs are not available and are developed based on the best information available. These inputs may be used with internally developed methodologies that result in management's best estimate of fair value.

Securities with quotes that are based on actual trades or actionable bids and offers with a sufficient level of activity on or near the measurement date are classified as Level 1. Securities that are priced using quotes derived from implied values, indicative bids and offers, or a limited number of actual trades, or the same information for securities that are similar in many respects to those being valued, are classified as Level 2. If market information is not available for securities being valued, or materially-comparable securities, then those securities are classified as Level 3. In considering market information, management evaluates changes in liquidity, willingness of a broker to execute at the quoted price, the depth and consistency of prices from pricing services, and the existence of observable trades in the market.

Derivative Instruments

The Company executes various derivative instruments to hedge its commodity price and interest rate risks. These derivative instruments consist primarily of forward, option and swap contracts. The Company reports the fair value of derivative instruments on its consolidated balance sheets in "Short-term derivative assets," "Other assets," "Short-term derivative liabilities," or "Other long-term liabilities." The Company determines the current and noncurrent classification based on the timing of expected future cash flows of individual trades and reports these amounts on a gross basis. Additionally, the Company reports, if any, cash held on deposit in margin accounts for coffee-related derivative instruments on a gross basis on its consolidated balance sheet in "Restricted cash."

The accounting for the changes in fair value of the Company's derivative instruments can be summarized as follows:

Derivative Treatment	Accounting Method
Normal purchases and normal sales exception	Accrual accounting
Designated in a qualifying hedging relationship	Hedge accounting
All other derivative instruments	Mark-to-market accounting

The Company enters into green coffee purchase commitments at a fixed price or at a price to be fixed ("PTF"). PTF contracts are purchase commitments whereby the quality, quantity, delivery period, price differential to the coffee "C" market price and other negotiated terms are agreed upon, but the date, and therefore the price at which the base "C" market price will be fixed has not yet been established. The coffee "C" market price is fixed at some point after the purchase contract date and before the futures market closes for the delivery month and may be fixed either at the direction of the Company to the vendor, or by the application of a derivative that was separately purchased as a hedge. For both fixed-price and PTF contracts, the Company expects to take delivery of and to utilize the coffee in a reasonable period of time and in the conduct of normal business. Accordingly, these purchase commitments qualify as normal purchases and are not recorded at fair value on the Company's consolidated balance sheets.

The Company follows the guidelines of Accounting Standards Codification ("ASC") 815, "Derivatives and Hedging" ("ASC 815"), to account for certain coffee-related derivative instruments as accounting hedges, in order to minimize the volatility created in the Company's quarterly results from utilizing these derivative instruments and to improve comparability between reporting periods. For a derivative to qualify for designation in a hedging relationship, it must meet specific criteria and the Company must maintain appropriate documentation. The Company establishes hedging relationships pursuant to its risk management policies. The hedging relationships are evaluated at inception and on an ongoing basis to determine whether the hedging relationship is, and is expected to remain, highly effective in achieving offsetting changes in fair value or cash flows attributable to the underlying risk being hedged. The Company also regularly assesses whether the hedged forecasted transaction is probable of occurring. If a derivative ceases to be or is no longer expected to be highly effective, or if the Company believes the likelihood of occurrence of the hedged forecasted transaction is no longer probable, hedge accounting is discontinued for that derivative, and future changes in the fair value of that derivative are recognized in "Other, net" in the consolidated statements of operations.

For coffee-related derivative instruments designated as cash flow hedges, the change in fair value of the derivative is reported as accumulated other comprehensive income (loss) ("AOCI") and subsequently reclassified into cost of goods sold in the period or periods when the hedged transaction affects earnings. Gains or losses deferred in AOCI associated with terminated derivative instruments, derivative instruments that cease to be highly effective hedges, derivative instruments for which the forecasted transaction is reasonably possible but no longer probable of occurring, and cash flow hedges that have been otherwise discontinued remain in AOCI until the hedged item affects earnings. If it becomes probable that the forecasted transaction designated as the hedged item in a cash flow hedge will not occur, any gain or loss deferred in AOCI is recognized in "Other, net" in the consolidated statements of operations at that time. For derivative instruments that are not designated in a hedging relationship, and for which the normal purchases and normal sales exception has not been elected, the changes in fair value are reported in "Other, net" in the consolidated statements of operations. See *Note 5, Derivative Instruments*.

Concentration of Credit Risk

At June 30, 2024, the financial instruments which potentially expose the Company to concentration of credit risk consist of cash in financial institutions (in excess of federally insured limits), derivative instruments and trade receivables.

The Company does not have any credit-risk related contingent features that would require it to post additional collateral in support of its net derivative liability positions. At June 30, 2024 and 2023, none of the cash in the Company's coffee-related derivative margin accounts was restricted. Further changes in commodity prices and the number of coffee-related derivative instruments held, could have a significant impact on cash deposit requirements under certain of the Company's broker and counterparty agreements.

Approximately 11% and 33% of the Company's accounts receivable balance was with five customers at June 30, 2024 and 2023, respectively. There were no customers that accounted for more than 10% of the Company's accounts receivable balance as of June 30, 2024. The Company estimates its credit risk for accounts receivable at the amount recorded on the balance sheet. The accounts receivable are generally short-term and all estimated credit losses have been appropriately considered in establishing the allowance for credit losses.

Inventories

Inventories are valued at the lower of cost or net realizable value. The Company uses the first in, first out ("FIFO") basis for accounting for coffee, tea and culinary products and coffee brewing equipment parts. The Company regularly evaluates these inventories to determine the provision for obsolete and slow-moving inventory. Inventory reserves are based on inventory obsolescence trends, historical experience and application of specific identification.

Property, Plant and Equipment

Property, plant and equipment is carried at cost, less accumulated depreciation. Depreciation is computed using the straight-line method. The following useful lives are used:

Buildings and facilities	10 to 30 years
Machinery and equipment	3 to 15 years
Office furniture and equipment	5 to 7 years
Capitalized software	3 to 5 years
Equipment under finance leases	Shorter of term of lease or estimated useful life

Leasehold improvements are depreciated on a straight-line basis over the lesser of the estimated useful life of the asset or the remaining lease term. When assets are sold or retired, the asset and related accumulated depreciation are removed from the respective account balances and any gain or loss on disposal is included in operations. Maintenance and repairs are charged to expense, and enhancements are capitalized.

Coffee Brewing Equipment and Service

The Company capitalizes coffee brewing equipment and depreciates it over five years and reports the depreciation expense in cost of goods sold. Other non-depreciation expenses related to coffee brewing equipment provided to customers, such as the cost of servicing that equipment (including service employees' salaries, cost of transportation and the cost of supplies and parts), are considered directly attributable to the generation of revenues from the customers. These non-depreciation expenses are also included in cost of goods sold. See *Note 10, Property, Plant and Equipment* for details of the depreciation amounts and non-depreciation expenses.

Leases

The Company makes a determination if an arrangement constitutes a lease at inception, and categorizes the lease as either an operating or finance lease. Operating leases are included in right-of-use operating lease assets and operating lease liabilities in the Company's Consolidated Balance Sheets. Finance leases are included in property, plant and equipment, net and other liabilities in the Consolidated Balance Sheets. Leases with an initial term of 12 months or less are not recorded on the Consolidated Balance Sheets.

The Company has entered into leases for building facilities, vehicles and other equipment. The Company's leases have remaining contractual terms of up to 7 years, some of which have options to extend the lease for up to an additional 10 years. For purposes of calculating operating lease liabilities, lease terms are deemed not to include options to extend the lease renewals until it is reasonably certain that the Company will exercise that option. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Right-of-use lease assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease right-of-use assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company uses the implicit rate when readily determinable. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense is primarily recognized on a straight-line basis over the lease term. The Company has lease agreements with lease and non-lease components, which are combined for certain assets.

Income Taxes

Deferred income taxes are determined based on the temporary differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which differences are expected to reverse. Estimating the Company's tax liabilities involves judgments related to uncertainties in the application of complex tax regulations. The Company makes certain estimates and judgments to determine tax expense for financial statement purposes as it evaluates the effect of tax credits, tax benefits and deductions, some of which result from differences in the timing of recognition of revenue or expense for tax and financial statement purposes. Changes to these estimates may result in significant changes to the Company's tax provision in future periods.

Deferred Tax Asset Valuation Allowance

The Company evaluates its deferred tax assets quarterly to determine if a valuation allowance is required and considers whether a valuation allowance should be recorded against deferred tax assets based on the likelihood that the benefits of the deferred tax assets will or will not ultimately be realized in future periods. In making this assessment, significant weight is given to evidence that can be objectively verified, such as recent operating results, and less consideration is given to less objective indicators, such as future income projections. After consideration of positive and negative evidence, if the Company determines that it is more likely than not that it will generate future income sufficient to realize its deferred tax assets, the Company will record a reduction in the valuation allowance.

Revenue Recognition

The Company recognizes revenue in accordance with the way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. We recognize revenue at a point in time upon delivery of the ordered goods to our customers. Revenues are recognized net of any discounts, returns, allowances, rebates and incentives. The Company performs the following steps to determine revenue recognition for an arrangement: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the performance obligations are satisfied.

Net Loss Per Common Share

Net loss per share ("EPS") represents net loss available to common stockholders divided by the weighted-average number of common shares outstanding for the period. Dividends on the Company's outstanding Series A Convertible Participating Cumulative Perpetual Preferred Stock, par value $1.00 per share ("Series A Preferred Stock"), that the Company has paid or intends to pay are deducted from net loss in computing net loss available to common stockholders.

Under the two-class method, net loss available to nonvested restricted stockholders and holders of Series A Preferred Stock is excluded from net loss available to common stockholders for purposes of calculating basic and diluted EPS.

Diluted EPS represents net loss available to holders of common stock divided by the weighted-average number of common shares outstanding, inclusive of the dilutive impact of common equivalent shares outstanding during the period. Common equivalent shares include potentially dilutive shares from share-based compensation including stock options, unvested restricted stock, unvested performance-based restricted stock units, and shares of Series A Preferred Stock, as converted, because they are deemed participating securities. In the absence of contrary information, the Company assumes 100% of the target shares are issuable under performance-based restricted stock units.

The dilutive effect of Series A Preferred Stock is reflected in diluted EPS by application of the if-converted method. In applying the if-converted method, conversion will not be assumed for purposes of computing diluted EPS if the effect would be anti-dilutive. The Series A Preferred Stock is antidilutive whenever the amount of the dividend declared or accumulated in the current period per common share obtainable upon conversion exceeds basic EPS.

Employee Stock Ownership Plan

Effective January 1, 2022, the Company merged the ESOP plan into the 401(k) Plan and transferred all of the assets and shares in the ESOP to the 401(k) Plan.

Share-based Compensation

The Company measures all share-based compensation cost at the grant date, based on the fair values of the awards that are ultimately expected to vest, and recognizes that cost as an expense on a straight line-basis in its consolidated statements of operations over the requisite service period. Fair value of restricted stock and performance-based restricted stock units is the closing price of the Company's common stock on the date of grant. The Company estimates the fair value of option awards using the Black-Scholes option valuation model, which requires management to make certain assumptions for estimating the fair value of stock options at the date of grant.

In addition, the Company estimates the expected impact of forfeited awards and recognizes share-based compensation cost only for those awards ultimately expected to vest. If actual forfeiture rates differ materially from the Company's estimates, share-based compensation expense could differ significantly from the amounts the Company has recorded in the current period. The Company periodically reviews actual forfeiture experience and will revise its estimates, as necessary. The Company will recognize as compensation cost the cumulative effect of the change in estimated forfeiture rates on current and prior periods in earnings of the period of revision. As a result, if the Company revises its assumptions and estimates, the Company's share-based compensation expense could change materially in the future.

The Company's outstanding share-based awards include performance-based restricted stock units ("PBRSUs") that have performance-based vesting conditions in addition to time-based vesting. Awards with performance-based vesting conditions require the achievement of certain financial and other performance criteria as a condition to the vesting. The Company recognizes the estimated fair value of performance-based awards, net of estimated forfeitures, as share-based compensation expense over the service period based upon the Company's determination of whether it is probable that the performance targets will be achieved. At each reporting period, the Company reassesses the probability of achieving the performance criteria and the performance period required to meet those targets. Determining whether the performance criteria will be achieved involves judgment, and the estimate of share-based compensation expense may be revised periodically based on changes in the probability of achieving the performance criteria. Revisions are reflected in the period in which the estimate is changed. If performance goals are not met, no share-based compensation expense is recognized for the cancelled PNQs or PBRSUs and, to the extent share-based compensation expense was previously recognized for those cancelled PNQs or PBRSUs, such share-based compensation expense is reversed. If performance goals are exceeded and the payout is more than 100% of the target shares, additional compensation expense is recorded in the period when that determination is certified by the Compensation Committee of the Board of Directors. The Company also has Cash-Settled Restricted Stock Units ("CSRSUs") which are accounted for as liability awards, with compensation expense measured at fair value on the date of grant and recognized on a straight-line basis over the vesting period, net of forfeitures. Compensation expense is remeasured at each reporting date with a cumulative adjustment to compensation cost during the period based on changes in the Common Stock's closing share price.

Impairment of Indefinite-lived Intangible Assets

The Company accounts for its indefinite-lived intangible assets in accordance with "Intangibles-Goodwill and Other" ("ASC 350"). Indefinite-lived intangible assets are not amortized but instead are reviewed for impairment annually, or more frequently if an event occurs or circumstances change which indicate that an asset might be impaired. Pursuant to ASC 350, the Company tests its indefinite-lived intangible assets, which consist of certain acquired trademarks, trade names and a brand name, for impairment by comparing their fair values to their carrying values. An impairment charge is recorded if the estimated fair value of such assets has decreased below their carrying values.

Other Intangible Assets

Other intangible assets consist of finite-lived intangible assets including customer relationships. These assets are amortized over their estimated useful lives and are tested for impairment by grouping them with other assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. The estimated future cash flows are based upon, among other things, assumptions about expected future operating performance, and may differ from actual cash flows. If the sum of the projected undiscounted cash flows (excluding interest) is less than the carrying value of the assets, the assets will be written down to the estimated fair value in the period in which the determination is made. The Company reviews the recoverability of its finite-lived intangible assets whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

Collective Bargaining Agreements

Certain Company employees are subject to collective bargaining agreements which expire on or before September 30, 2027. At June 30, 2024 approximately 21% of the Company's workforce was covered by such agreements.

Self-Insurance

The Company uses a combination of insurance and self-insurance mechanisms to provide for the potential liability of certain risks including workers' compensation, health care benefits, general liability, product liability, property insurance and director and officers' liability insurance. Liabilities associated with risks retained by the Company are not discounted and are estimated by considering historical claims experience, demographics, exposure and severity factors and other actuarial assumptions.

The Company's self-insurance for workers' compensation liability includes estimated outstanding losses of unpaid claims, and allocated loss adjustment expenses ("ALAE"), case reserves, the development of known claims and incurred but not reported claims. ALAE are the direct expenses for settling specific claims. The amounts reflect per occurrence and annual aggregate limits maintained by the Company. The estimated liability analysis does not include estimating a provision for unallocated loss adjustment expenses.

The estimated gross undiscounted workers' compensation liability relating to such claims was $2.0 million and $3.3 million, as of June 30, 2024 and 2023, respectively. The estimated recovery from reinsurance was $0.2 million and $0.7 million, as of June 30, 2024 and 2023, respectively. The short-term and long-term accrued liabilities for workers' compensation claims are presented on the Company's consolidated balance sheets in "Other current liabilities" and in "Accrued workers' compensation liabilities," respectively. The estimated insurance receivable is included in "Other assets" on the Company's consolidated balance sheets.

The Company had posted $4.1 million and $4.0 million letters of credit as a security deposit for self-insuring workers' compensation, general liability and auto insurance coverages as of June 30, 2024 and June 30, 2023, respectively.

The estimated liability related to the Company's self-insured group medical insurance was $0.6 million and $0.5 million for the years ended June 30, 2024 and 2023, recorded on an incurred but not reported basis, within deductible limits, based on actual claims and the average lag time between the date insurance claims are filed and the date those claims are paid.

The Company accrues the cost for general liability, product liability and commercial auto liability insurance based on estimates of the aggregate liability claims incurred using certain actuarial assumptions and historical claims experience. The Company's liability reserve for such claims was $1.6 million and $1.4 million at June 30, 2024 and 2023, respectively. The estimated liability related to the Company's self-insured group medical insurance, general liability, product liability and commercial auto liability is included on the Company's consolidated balance sheets in "Other current liabilities."

Postretirement Benefits

The Company provides a postretirement death benefit ("Death Benefit") to certain employees and retirees, subject, in the case of current employees, to continued employment with the Company until retirement and certain other conditions related to the manner of employment termination and manner of death. The Company records the actuarially determined liability for the present value of the postretirement death benefit. The Company purchased life insurance policies to fund the postretirement death benefit wherein the Company owns the policy but the postretirement death benefit is paid to the employee's or retiree's beneficiary. The Company records an asset for the fair value of the life insurance policies which equates to the cash surrender value of the policies.

Pension Plans

The Company's defined benefit pension plans are not admitting new participants, therefore, changes to pension liabilities are primarily due to market fluctuations of investments for existing participants and changes in interest rates. The Company's defined benefit pension plans are accounted for using the guidance of ASC 710, "Compensation—General" and ASC 715, "Compensation-Retirement Benefits" and are measured as of the end of the fiscal year.

The Company recognizes the overfunded or underfunded status of a defined benefit pension as an asset or liability on its consolidated balance sheets. Changes in the funded status are recognized through AOCI, in the year in which the changes occur. See *Note 12, Employee Benefit Plans.*

Recent Accounting Pronouncements

The Company considers the applicability and impact of all ASUs issued. ASUs not listed below were assessed and either determined to be not applicable or expected to have minimal impact on its consolidated financial statements.

The following table provides a brief description of the recent ASUs applicable to the company:

Standard	Description	Effective Date	Effect on the Financial Statements or Other Significant Matters
In December 2023, the FASB issued ASU No. 2023-09, "Income Taxes (Topic 740)", Improvements to Income Tax Disclosures	The amendments in this Update address investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information.	Effective for annual periods beginning after December 15, 2024.	The Company is still evaluating the impact of this standard.
In November 2023, the FASB issued ASU No. 2023-07, "Segment Reporting (Topic 280)", Improvements to Reportable Segment Disclosures.	The amendments in this Update are to improve the disclosures about a public entity's reportable segments and address requests from investors for additional, more detailed information about a reportable segment's expenses.	Effective for annual periods beginning after December 15, 2024.	The Company is still evaluating the impact of this standard.

Note 3. Discontinued Operations

On June 30, 2023, the Company completed the sale of certain assets of the Company related to its direct ship and private label business, including the Company's production facility and corporate office building in Northlake, Texas, pursuant to that certain Asset Purchase Agreement dated as of June 6, 2023, by and between the Company and TreeHouse Foods, Inc. (the "Buyer"), as amended by that certain Amendment to the Asset Purchase Agreement, dated June 30, 2023. The aggregate purchase price was $91.7 million in cash including $2.0 million of escrow receivable. The Company recognized an after-tax loss on the transaction of approximately $25.4 million. During Q2 2024, the Company recorded a net loss of $1.2 million related to a working capital adjustment in continuing operations.

The accounting requirements for reporting the Sale as a discontinued operation were met when the Sale was completed. Accordingly, the consolidated financial statements reflect the results of the Sale as a discontinued operation for all periods presented.

The Company incurred approximately $0.5 million of transaction-related costs associated with the Sale during the year ended June 30, 2023, which was primarily for professional fees. These amounts are recorded in the loss on disposition of discontinued operations before income taxes component of loss from discontinued operations, net of income taxes. Additionally, the Company was required to utilize a portion of the cash proceeds from the Sale to fully extinguish its outstanding term loan. The remaining proceeds were utilized to repay a portion of the outstanding revolving credit facility.

The Company also entered into (i) a Transition Services Agreement with the Buyer pursuant to which the Company provided the Buyer certain specified services on a temporary basis, (ii) a Co-Manufacturing Agreement with the Buyer pursuant to which the Company and Buyer manufactured certain products for each other on a temporary basis and (iii) a Lease Agreement with the Buyer pursuant to which the Company leased office and warehouse space from the Buyer on a temporary basis. The Transition Services Agreement expired on March 31, 2024. The Co-Manufacturing Agreement and Lease Agreement expired June 30, 2024.

The operating results of the divested operations, have been reclassified as discontinued operations in the Consolidated Statements of Operations for the years ended June 30, 2023 and 2022, as detailed in the table below:

	For the year ended June 30,	
(In thousands)	2023	2022
Net sales	$ 160,977	$ 154,410
Cost of goods sold	162,227	151,309
Gross (loss) profit	(1,250)	3,101
Selling expenses	6,578	7,819
General and administrative expenses	4,750	3,929
Loss on sale of assets	25,414	—
Operating expense	36,742	11,748
Loss from discontinued operations	(37,992)	(8,647)
Other (expense) income:		
Interest expense	(9,008)	(5,507)
Other, net	1,124	42
Total other (expense)	(7,884)	(5,465)
Loss from discontinued operations before taxes	(45,876)	(14,112)
Income tax benefit	(734)	(425)
Loss from discontinued operations, net of income taxes	$ (45,142)	$ (13,687)

Interest expense for the Revolver was allocated on a ratio of net assets discontinued to the sum of consolidated net assets plus consolidated debt and the Term Loan was fully allocated to discontinued operations as it was required to be repaid in full.

Applicable Consolidated Statements of Cash Flow information related to the divested operations for the years ended June 30, 2023 and 2022 are detailed in the table below:

	For the Years Ended June 30,	
(In thousands)	2023	2022
Cash Flows from Discontinued Operations		
Net cash provided by (used in) operating activities	444	(13,192)
Net cash provided by (used in) investing activities	88,105	(1,539)

Note 4. Sales of Assets

Sale of Branch Properties

During the year ended June 30, 2024, the Company completed the sale of 13 branch properties. The total sales price was $31.7 million and net proceeds was $29.3 million. The completed sale of branch properties resulted in a gain on sale of $21.5 million.

During the year ended June 30, 2023, the Company completed the sale of four branch properties. The total sales price was $12.5 million and net proceeds was $11.8 million. The completed sale of branch properties resulted in a gain on sale of $10.8 million.

Assets Held for Sale

The Company sometimes pursues options to divest corporate assets, primarily related to land and buildings. As of June 30, 2024 and 2023, certain branch properties met the accounting guidance criteria to be classified as held for sale. As such, the Company evaluated the assets to determine whether the carrying value exceeded the fair value less any costs to sell. No loss was recorded as of June 30, 2024 and 2023 and the aggregate assets held for sale are presented as a separate line item in the consolidated balance sheet.

The following table presents net carrying value related to the major classes of assets that were classified as held for sale at June 30, 2024 and June 30, 2023 :

(In thousands)	June 30, 2024	June 30, 2023
Building and facilities	$ 120	$ 4,327
Land	232	3,443
Assets held for sale	$ 352	$ 7,770

Note 5. Derivative Instruments

Derivative Instruments Held

Coffee-Related Derivative Instruments

The Company is exposed to commodity price risk associated with its price to be fixed green coffee purchase contracts, which are described further in *Note 2*. The Company utilizes forward and option contracts to manage exposure to the variability in expected future cash flows from forecasted purchases of green coffee attributable to commodity price risk. Certain of these coffee-related derivative instruments utilized for risk management purposes have been designated as cash flow hedges, while other coffee-related derivative instruments have not been designated as cash flow hedges or do not qualify for hedge accounting despite hedging the Company's future cash flows on an economic basis.

The following table summarizes the notional volumes for the coffee-related derivative instruments held by the Company at June 30, 2024 and 2023:

	As of June 30,	
(In thousands)	**2024**	**2023**
Derivative instruments designated as cash flow hedges:		
Long coffee pounds	—	1,538
Derivative instruments not designated as cash flow hedges:		
Long coffee pounds	71	6,713
Less: Short coffee pounds	—	(4,388)
Total	71	3,863

Coffee-related derivative instruments not designated as cash flow hedges outstanding as of June 30, 2024 will expire within 1.5 years. At June 30, 2024 and 2023 approximately none and 40%, respectively, of the Company's outstanding coffee-related derivative instruments were designated as cash flow hedges.

Interest Rate Swap Derivative Instruments

Pursuant to an International Swap Dealers Association, Inc. Master Agreement ("ISDA") effective March 20, 2019, the Company on March 27, 2019, entered into a swap transaction utilizing a notional amount of $80.0 million, with an effective date of April 11, 2019 and a maturity date of October 11, 2023 (the "Original Rate Swap"). The Original Rate Swap was intended to manage the Company's interest rate risk on its floating-rate indebtedness under the Company's revolving credit facility.

The Company had designated the Original Rate Swap derivative instrument as a cash flow hedge; however, during the quarter ended September 30, 2020, the Company de-designated the Original Rate Swap derivative instruments. On May 16, 2023, the Company settled the Original Rate Swap. The net settlement of the Original Rate Swap was a $13 thousand loss.

Effect of Derivative Instruments on the Financial Statements

Balance Sheets

Fair values of derivative instruments on the Company's consolidated balance sheets:

	Derivative Instruments Designated as Cash Flow Hedges		Derivative Instruments Not Designated as Accounting Hedges	
	As of June 30,		As of June 30,	
(In thousands)	**2024**	**2023**	**2024**	**2023**
Financial Statement Location:				
Short-term derivative assets:				
Coffee-related derivative instruments(1)	$ —	$ 4	$ 11	$ 64
Long-term derivative assets:				
Coffee-related derivative instruments(2)	—	—	33	—
Short-term derivative liabilities:				
Coffee-related derivative instruments(3)	—	158	730	2,478
Long-term derivative liabilities:				
Coffee-related derivative instruments(4)	—	—	1,505	—

_____
(1) Included in "Short-term derivative assets" on the Company's consolidated balance sheets.
(2) Included in "Other assets" on the Company's consolidated balance sheets.
(3) Included in "Short-term derivative liability" on the Company's consolidated balance sheets.
(4) Included in "Other Long-term liabilities" on the Company's consolidated balance sheets.

Statements of Operations

The following table presents pretax net gains and losses for the Company's derivative instruments designated as cash flow hedges, as recognized in "AOCI," "Cost of goods sold" and "Interest expense".

(In thousands)	Year Ended June 30,			Financial Statement Classification
	2024	**2023**	**2022**	
Net gains (losses) recognized from AOCI to earnings - Interest rate swap	—	396	(7)	Interest Expense
Net losses reclassified from AOCI to earnings for partial unwind of interest swap - Interest rate swap	—	(1,305)	(1,201)	Interest Expense
Net (gains) losses recognized in AOCI - Coffee-related	(406)	2,384	(12,172)	AOCI
Net (loss) gains recognized in earnings - Coffee-related	(615)	1,392	15,865	Costs of goods sold

For the fiscal years ended June 30, 2024, 2023 and 2022, there were no gains or losses recognized in earnings as a result of excluding amounts from the assessment of hedge effectiveness.

Net (gains) losses on derivative instruments in the Company's consolidated statements of cash flows also includes net (gains) losses on coffee-related derivative instruments designated as cash flow hedges reclassified to cost of goods sold from AOCI in the fiscal years ended June 30, 2024, 2023 and 2022. Gains and losses on derivative instruments not designated as accounting hedges are included in "Other, net" in the Company's consolidated statements of operations and in "Net (gains) losses on derivative instruments and investments" in the Company's consolidated statements of cash flows.

Net gains and losses recorded in "Other, net" are as follows:

(In thousands)	Year Ended June 30,					
	2024		**2023**		**2022**	
Net gains (losses) on coffee-related derivative instruments (1)	$	503	$	(6,978)	$	4,498
Non-operating pension and other postretirement benefit plans credits		3,648		2,910		3,598
Other (losses) gains, net		2,073		(174)		44
Other, net	$	6,224	$	(4,242)	$	8,140

(1) Excludes net losses and net gains on coffee-related derivative instruments designated as cash flow hedges recorded in cost of goods sold in the fiscal years ended June 30, 2024, 2023 and 2022.

Statement of Comprehensive Income (Loss)

The following table provides the balances and changes in accumulated other comprehensive income (loss) related to derivative instruments for the indicated periods:

(In thousands)	June 30,					
	2024		**2023**		**2022**	
Accumulated other comprehensive loss (income) beginning balance	$	1,175	$	(1,692)	$	(4,177)
Net gains (losses) recognized from AOCI to earnings - Interest rate swap		—		396		(7)
Net losses reclassified from AOCI to earnings for partial unwind of interest swap - Interest rate swap		—		(1,305)		(1,201)
Net (gains) losses recognized in AOCI - Coffee-related		(406)		2,384		(12,172)
Net (loss) gains recognized in earnings - Coffee-related		(615)		1,392		15,865
Accumulated other comprehensive loss (income) ending balance	$	154	$	1,175	$	(1,692)

Offsetting of Derivative Assets and Liabilities

The Company has agreements in place that allow for the financial right of offset for derivative assets and liabilities at settlement or in the event of default under the agreements. Additionally, under certain coffee derivative agreements, the Company maintains accounts with its counterparties to facilitate financial derivative transactions in support of its risk management activities.

The following table presents the Company's net exposure from its offsetting derivative asset and liability positions, as well as cash collateral on deposit with its counterparties as of the reporting dates indicated:

(In thousands)		Gross Amount Reported on Balance Sheet		Netting Adjustments		Cash Collateral Posted		Net Exposure	
As of June 30, 2024	Derivative Assets	$	44	$	(44)	$	—	$	—
	Derivative Liabilities		2,235		(44)		—		2,191
As of June 30, 2023	Derivative Assets		68		(68)		—		—
	Derivative Liabilities		2,636		(68)		—		2,568

Cash Flow Hedges

Changes in the fair value of the Company's coffee-related derivative instruments designated as cash flow hedges are deferred in AOCI and subsequently reclassified into cost of goods sold in the same period or periods in which the hedged forecasted purchases affect earnings, or when it is probable that the hedged forecasted transaction will not occur by the end of the originally specified time period. Based on recorded values at June 30, 2024, $0.3 million of net gains on coffee-related derivative instruments designated as cash flow hedge are expected to be reclassified into cost of goods sold within the next twelve months. These recorded values are based on market prices of the commodities as of June 30, 2024.

Note 6. Leases

The Company has entered into leases for building facilities, vehicles and other equipment. The Company's leases have remaining contractual terms through April 30, 2030, some of which have options to extend the lease for up to 10 years. For purposes of calculating operating lease liabilities, lease terms are deemed not to include options to extend the lease renewal until it is reasonably certain that the Company will exercise that option. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Supplemental consolidated balance sheet information related to leases is as follows:

		As of June 30,	
(In thousands)	Classification	2024	2023
Operating lease assets	Right-of-use operating lease assets	$ 35,241	$ 24,593
Finance lease assets	Property, plant and equipment, net	246	410
Total lease assets		$ 35,487	$ 25,003
Operating lease liabilities - current	Operating lease liabilities - current	14,046	8,040
Finance lease liabilities - current	Other current liabilities	193	193
Operating lease liabilities - noncurrent	Operating lease liabilities - noncurrent	21,766	17,157
Finance lease liabilities -noncurrent	Other long-term liabilities	82	251
Total lease liabilities		$ 36,087	$ 25,641

The components of lease expense are as follows:

	For the Years Ended June 30,		
(In thousands)	2024	2023	2022
Operating lease expense	$ 13,785	$ 7,943	$ 7,526
Finance lease expense:			
Amortization of finance lease assets	164	164	164
Interest on finance lease liabilities	24	34	44
Total lease expense	$ 13,973	$ 8,141	$ 7,734

The maturities of the lease liabilities are as follows:

	For the Years Ended June 30,	
(In thousands)	Operating Leases	Finance Leases
2025	$ 14,046	$ 193
2026	9,627	96
2027	7,205	—
2028	6,244	—
2029	3,220	—
Thereafter	317	—
Total lease payments	40,659	289
Less: interest	(4,847)	(14)
Total lease obligations	$ 35,812	$ 275

Lease term and discount rate:

	For the Years Ended June 30,	
	2024	2023
Weighted-average remaining lease terms (in years):		
Operating lease	5.2	5.9
Finance lease	1.5	2.5
Weighted-average discount rate:		
Operating lease	6.65 %	6.20 %
Finance lease	6.50 %	6.50 %

Other Information:

(In thousands)	For the Years Ended June 30,	
	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	$ 12,956	$ 7,845
Operating cash flows from finance leases	24	34
Financing cash flows from finance leases	193	193

Note 7. Fair Value Measurements

Assets and liabilities measured and recorded at fair value on a recurring basis were as follows:

(In thousands)	Total	Level 1	Level 2	Level 3
As of June 30, 2024				
Derivatives not designated as accounting hedges:				
Coffee-related derivative assets (1)	44	—	44	—
Coffee-related derivative liabilities (1)	2,235	—	2,235	—

	Total	Level 1	Level 2	Level 3
As of June 30, 2023				
Derivative instruments designated as cash flow hedges:				
Coffee-related derivative assets (1)	$ 4	$ —	$ 4	$ —
Coffee-related derivative liabilities (1)	158	—	158	—
Derivatives not designated as accounting hedges:				
Coffee-related derivative assets (1)	64	—	64	—
Coffee-related derivative liabilities (1)	2,478	—	2,478	—

(1)   The Company's coffee-related derivative instruments are traded over-the-counter and, therefore, classified as Level 2.

During the fiscal years ended June 30, 2024 and 2023, there were no transfers between the levels. Due to the highly liquid nature, the amount of the Company's other financial instruments represent the approximate fair value.

Note 8. Accounts Receivable, Net

(In thousands)	As of June 30,	
	2024	2023
Trade receivables	$ 34,438	$ 42,914
Other receivables (1)	1,419	2,631
Allowance for credit losses	(710)	(416)
Accounts receivable, net	$ 35,147	$ 45,129

(1)   Includes vendor rebates, transition services receivables and other non-trade receivables.

Allowance for credit losses:

(In thousands)	
Balance at June 30, 2022	$ (195)
Provision	(743)
Write-offs	288
Recovery	234
Balance at June 30, 2023	(416)
Provision	(748)
Write-offs	306
Recovery	148
Balance at June 30, 2024	$ (710)

Note 9. Inventories

		As of June 30,		
(In thousands)		2024		2023
Coffee				
Processed	$	22,432	$	15,860
Unprocessed		6,105		7,409
Total		28,537		23,269
Tea and culinary products				
Processed		25,166		21,418
Unprocessed		41		63
Total		25,207		21,481
Coffee brewing equipment parts		3,486		4,526
Total inventories	$	57,230	$	49,276

In addition to product cost, inventory costs include expenditures such as direct labor and certain supply, freight, warehousing, overhead variances, purchase price variances and other expenses incurred in bringing the inventory to its existing condition and location. The "Unprocessed" inventory values as stated in the above table represent the value of raw materials and the "Processed" inventory values represent all other products consisting primarily of finished goods.

Note 10. Property, Plant and Equipment

		As of June 30,		
(In thousands)		2024		2023
Buildings and facilities	$	20,441	$	20,146
Machinery and equipment		108,757		144,473
Capitalized software		9,190		7,934
Office furniture and equipment		8,486		8,231
		146,874		180,784
Accumulated depreciation		(113,790)		(147,920)
Land		918		918
Property, plant and equipment, net	$	34,002	$	33,782

Depreciation and amortization expense, related to continuing operations was $11.6 million, $12.9 million, and $12.4 million, for the years ended June 30, 2024, 2023, and 2022, respectively.

Maintenance and repairs to property, plant and equipment, related to continuing operations charged to expense for the years ended June 30, 2024, 2023, and 2022 were $8.3 million, $8.0 million and $7.3 million, respectively.

Coffee Brewing Equipment ("CBE") and Service

Capitalized CBE included in machinery and equipment above are:

		As of June 30,		
(In thousands)		2024		2023
Coffee Brewing Equipment	$	66,596	$	93,159
Accumulated depreciation		(39,941)		(66,953)
Coffee Brewing Equipment, net	$	26,655	$	26,206

Depreciation expense related to capitalized CBE and other CBE related expenses (excluding CBE depreciation) provided to customers and reported in cost of goods sold were as follows:

		For the Years Ended June 30,				
(In thousands)		2024		2023		2022
Depreciation expense	$	7,344	$	7,213	$	7,492
Other CBE expenses		36,859		32,298		25,773

Other expenses related to CBE provided to customers, such as the cost of servicing that equipment (including service employees' salaries, cost of transportation and the cost of supplies and parts), are considered directly attributable to the generation of revenues from the customers. Therefore, these costs are included in cost of goods sold.

Note 11. Intangible Assets

The following is a summary of the Company's amortized and unamortized intangible assets:

(In thousands)	Weighted Average Amortization Period as of June 30, 2024	As of June 30, 2024 Gross Carrying Amount	2024 Accumulated Amortization	2024 Net	2023 Gross Carrying Amount	2023 Accumulated Amortization	2023 Net
Amortized intangible assets:							
Customer relationships	2.8	$ 33,003	$ (26,292)	$ 6,711	$ 33,003	$ (24,092)	$ 8,911
Recipes	0.0	930	(930)	—	930	(885)	45
Trade name/brand name	0.0	510	(510)	—	510	(495)	15
Total amortized intangible assets		34,443	(27,732)	6,711	34,443	(25,472)	8,971
Unamortized intangible assets:							
Trademarks, trade names and brand name with indefinite lives		4,522	—	4,522	4,522	—	4,522
Total unamortized intangible assets		4,522	—	4,522	4,522	—	4,522
Total intangible assets		$ 38,965	$ (27,732)	$ 11,233	$ 38,965	$ (25,472)	$ 13,493

There were no indefinite-lived intangible asset impairment charges recorded in the fiscal years ended June 30, 2024, 2023 and 2022.

The Company also assesses the recoverability of certain finite-lived intangible assets. No impairment was recorded for the finite-lived intangibles for the years ended June 30, 2024, 2023, and 2022. Amortization expense for the year ended June 30, 2024 was $2.3 million. Amortization expense for the years ended June 30, 2023, and 2022 were $2.4 million each year, for these assets.

At June 30, 2024, future annual amortization of finite-lived intangible assets for the fiscal years 2025 through 2028 is estimated to be (in thousands):

For the fiscal year ending:	
June 30, 2025	$ 2,200
June 30, 2026	2,200
June 30, 2027	1,911
June 30, 2028	400
Total	$ 6,711

Note 12. Employee Benefit Plans

The Company provides the following benefit plans for full-time employees who work 30 hours or more per week:

- 401(k);
- health and other welfare benefit plans; and
- in certain circumstances, pension and postretirement benefits.

See below for detail description of each benefit plan. Generally, the plans provide health benefits after 30 days of employment and other retirement benefits based on years of service and/or a combination of years of service and earnings.

Single Employer Pension Plans

As of June 30, 2024, the Company has two defined benefit pension plans for certain employees (the "Farmer Bros. Plan" and the "Hourly Employees' Plan").

($ in thousands)	Farmer Bros. Plan As of June 30, 2024	Farmer Bros. Plan As of June 30, 2023	Hourly Employees' Plan As of June 30, 2024	Hourly Employees' Plan As of June 30, 2023	Total 2024	Total 2023
Change in projected benefit obligation						
Benefit obligation at the beginning of the year	$ 95,406	$ 102,508	$ 3,801	$ 3,951	$ 99,207	$ 106,459
Interest cost	4,631	4,451	186	173	4,817	4,624
Actuarial gain	(2,119)	(5,008)	(310)	(132)	(2,429)	(5,140)
Benefits paid	(6,535)	(6,545)	(194)	(191)	(6,729)	(6,736)
Projected benefit obligation at the end of the year	$ 91,383	$ 95,406	$ 3,483	$ 3,801	$ 94,866	$ 99,207
Change in plan assets						
Fair value of plan assets at the beginning of the year	$ 75,934	$ 74,250	$ 3,690	$ 3,848	$ 79,624	$ 78,098
Actual return on plan assets	7,543	6,147	165	33	7,708	6,180
Employer contributions	2,332	2,082	—	—	2,332	2,082
Benefits paid	(6,535)	(6,545)	(194)	(191)	(6,729)	(6,736)
Fair value of plan assets at the end of the year	$ 79,274	$ 75,934	$ 3,661	$ 3,690	$ 82,935	$ 79,624
Funded status at end of year (underfunded)	$ (12,109)	$ (19,472)	$ 178	$ (111)	$ (11,931)	$ (19,583)
Amounts recognized in consolidated balance sheets						
Non-current assets	—	—	178	—	178	—
Noncurrent liabilities	(12,109)	(19,472)	—	(111)	(12,109)	(19,583)
Total	$ (12,109)	$ (19,472)	$ 178	$ (111)	$ (11,931)	$ (19,583)
Amounts recognized in AOCI						
Net loss	22,291	28,444	(185)	137	22,106	28,581
Total accumulated OCI (not adjusted for applicable tax)	$ 22,291	$ 28,444	$ (185)	$ 137	$ 22,106	$ 28,581
Weighted average assumptions used to determine benefit obligations						
Discount rate	5.35 %	5.05 %	5.35 %	5.05 %	5.35 %	5.05 %
Rate of compensation increase	N/A	N/A	N/A	N/A	N/A	N/A

Components of Net Periodic Benefit Cost and Other Changes Recognized in Other Comprehensive Income (Loss) (OCI)

($ in thousands)	Farmer Bros. Plan June 30, 2024	Farmer Bros. Plan June 30, 2023	Farmer Bros. Plan June 30, 2022	Hourly Employees' Plan June 30, 2024	Hourly Employees' Plan June 30, 2023	Hourly Employees' Plan June 30, 2022	Total 2024	Total 2023	Total 2022
Components of net periodic benefit cost									
Interest cost	4,631	4,451	3,262	186	173	129	4,817	4,624	3,391
Expected return on plan assets	(4,336)	(3,906)	(4,734)	(152)	(129)	(214)	(4,488)	(4,035)	(4,948)
Amortization of net loss	827	1,125	1,356	—	—	—	827	1,125	1,356
Net periodic benefit cost	$ 1,122	$ 1,670	$ (116)	$ 34	$ 44	$ (85)	$ 1,156	$ 1,714	$ (201)
Other changes recognized in OCI									
Net gain (1)	$(5,326)	$(7,249)	$(7,542)	$ (322)	$ (36)	$ (279)	$(5,648)	$(7,285)	$(7,821)
Amortization of net loss	(827)	(1,125)	(1,356)	—	—	—	(827)	(1,125)	(1,356)
Total recognized in other comprehensive income (loss)	$(6,153)	$(8,374)	$(8,898)	$ (322)	$ (36)	$ (279)	$(6,475)	$(8,410)	$(9,177)
Total recognized in net periodic benefit cost and OCI	$(5,031)	$(6,704)	$(9,014)	$ (288)	$ 8	$ (364)	$(5,319)	$(6,696)	$(9,378)
Weighted-average assumptions used to determine net periodic benefit cost									
Discount rate	5.05 %	4.50 %	2.60 %	5.05 %	4.50 %	2.60 %	5.05 %	4.50 %	2.60 %
Expected long-term return on plan assets	7.00 %	6.50 %	6.25 %	5.50 %	4.75 %	6.50 %	6.25 %	5.63 %	6.38 %
Rate of compensation increase	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

(1) Net gain for fiscal year ended June 30, 2024, 2023 and 2022 was primarily due to plan assets returns.

Basis Used to Determine Expected Long-term Return on Plan Assets

The expected long-term return on plan assets assumption was developed as a weighted average rate based on the target asset allocation of the plan and the Long-Term Capital Market Assumptions (CMA) 2020. The capital market assumptions were developed with a primary focus on forward-looking valuation models and market indicators. The key fundamental economic inputs for these models are future inflation, economic growth, and interest rate environment. Due to the long-term nature of the pension obligations, the investment horizon for the CMA 2020 is 20 to 30 years. In addition to forward-looking models, historical analysis of market data and trends was reflected, as well as the outlook of recognized economists, organizations and consensus CMA from other credible studies.

Description of Investment Policy

The Company's investment strategy is to build an efficient, well-diversified portfolio based on a long-term, strategic outlook of the investment markets. The investment markets outlook utilizes both the historical-based and forward-looking return forecasts to establish future return expectations for various asset classes. These return expectations are used to develop a core asset allocation based on the specific needs of each plan. The core asset allocation utilizes investment portfolios of various asset classes and multiple investment managers in order to maximize the plan's return while providing multiple layers of diversification to help minimize risk.

Additional Disclosures

($ in thousands)	Farmer Bros. Plan June 30,		Hourly Employees' Plan June 30,		Total	
	2024	2023	2024	2023	2024	2023
Comparison of obligations to plan assets						
Projected benefit obligation	$ 91,383	$ 95,406	$ 3,483	$ 3,801	$ 94,866	$ 99,207
Accumulated benefit obligation	91,383	95,406	3,483	3,801	94,866	99,207
Fair value of plan assets at measurement date	79,274	75,934	3,661	3,690	82,935	79,624
Plan assets by category						
Equity securities	37,849	49,516	—	750	37,849	50,266
Debt securities	37,504	20,765	3,661	2,940	41,165	23,705
Real estate	3,921	5,653	—	—	3,921	5,653
Total	$ 79,274	$ 75,934	$ 3,661	$ 3,690	$ 82,935	$ 79,624
Plan assets by category						
Equity securities	47.7 %	65.2 %	— %	20.3 %	45.6 %	63.1 %
Debt securities	47.3 %	27.3 %	100.0 %	79.7 %	49.7 %	29.8 %
Real estate	5.0 %	7.5 %	— %	— %	4.7 %	7.1 %
Total	100 %	100 %	100 %	100 %	100 %	100 %

Fair values of plan assets were as follows:

	As of June 30, 2024				
(In thousands)	Total	Level 1	Level 2	Level 3	Investments measured at NAV
Farmer Bros. Plan	$ 79,274	$ —	$ —	$ —	$ 79,274
Hourly Employees' Plan	3,661	—	—	—	3,661

	As of June 30, 2023				
(In thousands)	Total	Level 1	Level 2	Level 3	Investments measured at NAV
Farmer Bros. Plan	$ 75,934	$ —	$ —	$ —	$ 75,934
Hourly Employees' Plan	3,690	—	—	—	3,690

The Company's single employer pension plan—Hourly Employees' Plan target asset allocation remains in debt securities for fiscal 2025.The following is the target asset allocation for the Company's single employer pension plan— Farmer Bros. Plan —for fiscal 2025:

	Fiscal 2025
U.S. large cap equity securities	28.0 %
U.S. small cap equity securities	10.0 %
International equity securities	22.0 %
Debt securities	35.0 %
Real Asset	5.0 %
Total	100.0 %

Estimated Amounts in OCI Expected To Be Recognized

In fiscal 2025, the Company expects to recognize net periodic cost of $0.7 million for the Farmer Bros. Plan and $73.3 thousand for the Hourly Employees' Plan.

Estimated Future Contributions and Refunds

In fiscal 2025, the Company expects to contribute $2.9 million to the Farmer Bros. Plan and does not expect to contribute to the Hourly Employees' Plan.

Estimated Future Benefit Payments

The following benefit payments are expected to be paid over the next 10 fiscal years:

(In thousands)	Farmer Bros. Plan	Hourly Employees' Plan
Year Ending:		
June 30, 2025	$ 7,640	$ 260
June 30, 2026	7,210	240
June 30, 2027	7,300	260
June 30, 2028	7,310	260
June 30, 2029	7,270	260
June 30, 2030 to June 30, 2034	34,670	1,270

These amounts are based on current data and assumptions and reflect expected future service, as appropriate.

Multiemployer Pension Plans

The Company participates in one multiemployer defined benefit pension plan that is union sponsored and collectively bargained for the benefit of certain employees subject to collective bargaining agreements, called the Western Conference of Teamsters Pension Plan ("WCTPP"). The Company makes contributions to this plan generally based on the number of hours worked by the participants in accordance with the provisions of negotiated labor contracts.

Pension Fund	EIN-PN	Pension Protection Act Zone Status As of 1/1/2022
Western Conference of Teamsters Pension Plan	91-6145047-001	Green

The Company also contributes to two defined contribution pension plans ("All Other Plans") that are union sponsored and collectively bargained for the benefit of certain employees subject to collective bargaining agreements. The Company's minimum contributions to these plans are defined within the collective bargaining agreements.

Contributions made by the Company to the multiemployer pension plans were as follows:

(In thousands)	WCTPP(1)(2)(3)	All Other Plans
Year Ended:		
June 30, 2024	$ 1,248	$ 35
June 30, 2023	1,280	28
June 30, 2022	961	29

—————
(1) Individually significant plan.
(2) Less than 5% of total contribution to WCTPP based on WCTPP's FASB Disclosure Statement
(3) The Company guarantees that one hundred seventy-three (173) hours will be contributed upon for all employees who are compensated for all available straight time hours for each calendar month. An additional 6.5% of the basic contribution must be paid for PEER or the Program for Enhanced Early Retirement.

The risks of participating in multiemployer pension plans are different from single-employer plans in that: (i) assets contributed to a multiemployer plan by one employer may be used to provide benefits to employees of other participating employers; (ii) if a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers; and (iii) if the Company stops participating in the multiemployer plan, the Company may be required to pay the plan an amount based on the underfunded status of the plan, referred to as a withdrawal liability.

Future collective bargaining negotiations may result in the Company withdrawing from the remaining multiemployer pension plans in which it participates and, if successful, the Company may incur a withdrawal liability, the amount of which could be material to the Company's results of operations and cash flows.

Multiemployer Plans Other Than Pension Plans

The Company participates in nine multiemployer defined contribution plans other than pension plans that provide medical, vision, dental and disability benefits for active, union-represented employees subject to collective bargaining agreements. The plans are subject to the provisions of the Employee Retirement Income Security Act of 1974, and provide that participating employers make monthly contributions to the plans in an amount as specified in the collective bargaining agreements. Also, the plans provide that participants make self-payments to the plans, the amounts of which are negotiated through the collective bargaining process. The Company's participation in these plans is governed by collective bargaining agreements which expires on or before September 30, 2027. The Company's aggregate contributions to multiemployer plans other than pension plans in the fiscal years ended June 30, 2024, 2023 and 2022 were $3.9 million, $3.6 million and $3.0 million, respectively. The Company expects to contribute an aggregate of approximately $3.9 million towards multiemployer plans other than pension plans in fiscal 2025.

401(k) Plan

The Farmer Bros. Co. 401(k) Plan (the "401(k) Plan") is available to all eligible employees. The 401(k) Plan match portion is available to all eligible employees who have worked more than 1,000 hours during a calendar year and were employed at the end of the calendar year. Participants in the 401(k) Plan may choose to contribute a percentage of their annual pay subject to the maximum contribution allowed by the Internal Revenue Service. The Company's matching contribution is discretionary, based on approval by the Company's Board of Directors. Effective January 1, 2023, the Company eliminated the 4% non-elective contribution and changed the Company match to 100% of the first 3% each eligible employee contributes plus 50% on the next 2% they contribute.

Effective January 1, 2024, the Company amended the 401(k) matching program, whereby the Company on an annual basis will contribute cash for 100% of the first 3% each eligible employee contributes plus 50% on the next 2% they contribute.

The Company recorded matching contributions of $1.3 million, $2.0 million and $2.0 million in operating expenses for the fiscal years ended June 30, 2024, 2023 and 2022, respectively.

For the fiscal years ended June 30, 2024, 2023 and 2022 the Company contributed a total of 595,031 shares, 937,848 shares and 371,566 shares of the Company's common stock with a value of $1.9 million, $4.6 million and $3.6 million, respectively, to eligible participants' annual plan compensation.

Effective August 1, 2024, the Company suspended the 401(k) matching program.

Postretirement Benefits

In June 2021, the Company amended the Death Benefit Plan effective immediately, which triggered re-measurement of the plan. The Company surrendered the purchased life insurance policies that funded these death benefits, and received cash proceeds from the insurance carriers. In conjunction with the amendment, the Company created a new Executive Death Benefit Plan (the "Executive Death Benefit Plan") for a small group of participants in the Death Benefit Plan. Under the Executive Death Benefit Plan, the participants receive the same benefits they would have received under the Death Benefit Plan. The Company also retained the life insurance policies to fund the postretirement death benefit of these participants, and have a long-term receivable in Other Assets of $0.5 million as of June 30, 2024 which equates to the cash surrender value of the policies.

The following table shows the components of net periodic postretirement benefit cost for the Retiree Medical Plan and Executive Death Benefit Plan for the fiscal years ended June 30, 2024, 2023 and 2022. Net periodic postretirement benefit cost for fiscal 2024 was based on employee census information as of June 30, 2024.

		Year Ended June 30,				
(In thousands)		2024		2023		2022
Components of Net Periodic Postretirement Benefit Cost (Credit):						
Service cost	$	—	$	—	$	—
Interest cost		42		39		27
Amortization of net gain		—		—		11
Net periodic postretirement benefit (credit) cost	$	42	$	39	$	38

The tables below show the remaining bases for the transition (asset) obligation, prior service cost (credit), and the calculation of the amortizable gain or loss for the Executive Death Benefit Plan.

		Year Ended June 30,		
($ in thousands)		2024		2023
Amortization of Net (Gain) Loss:				
Net loss as of July 1	$	8	$	17
Net loss subject to amortization		8		17
Corridor (10% of greater of APBO or assets)		86		83
Net loss in excess of corridor	$	—	$	—
Amortization years		14.7		15.3

The following tables provide a reconciliation of the benefit obligation and plan assets for the Retiree Medical Plan, Death Benefit Plan and Executive Death Benefit Plan:

(In thousands)	As of June 30,	
	2024	2023
Change in Benefit Obligation:		
Projected postretirement benefit obligation at beginning of year	$ 826	$ 844
Service cost	—	—
Interest cost	42	39
Actuarial (gains) losses	(9)	(57)
Benefits paid	—	—
Projected postretirement benefit obligation at end of year	$ 859	$ 826

(In thousands)	Year Ended June 30,	
	2024	2023
Change in Plan Assets:		
Fair value of plan assets at beginning of year	$ —	$ —
Employer contributions	—	—
Benefits paid	—	—
Fair value of plan assets at end of year	$ —	$ —
Projected postretirement benefit obligation at end of year	859	826
Funded status of plan	$ (859)	$ (826)

(In thousands)	June 30,	
	2024	2023
Amounts Recognized in the Consolidated Balance Sheets Consist of:		
Current liabilities	$ (69)	$ (61)
Noncurrent liabilities	(790)	(765)
Total	$ (859)	$ (826)

(In thousands)	
Estimated Future Benefit Payments:	
Year Ending:	
June 30, 2025	$ 71
June 30, 2026	73
June 30, 2027	74
June 30, 2028	75
June 30, 2029	75
June 30, 2030 to June 30, 2034	351
Expected Contributions:	
June 30, 2025	$ 71

Note 13. Debt Obligations

The following table summarizes the Company's debt obligations:

(In thousands)	Debt Origination Date	Maturity	Principal Amount Borrowed	June 30, 2024		June 30, 2023	
				Carrying Value	Weighted Average Interest Rate	Carrying Value	Weighted Average Interest Rate
Revolver	various	4/26/2027	N/A	$ 23,300	7.05 %	$ 23,021	6.66 %

———

The weighted average interest rate excludes the fixed rate on the de-designated Amended Rate Swap

On April 26, 2021, the Company repaid in full all of the outstanding loans and other amounts payable under the Amended and Restated Credit Agreement dated as of November 6, 2018, using proceeds of loans received pursuant to a refinancing under a new senior secured facility composed of (a) the Revolver Credit Facility Agreement (the "Revolver Credit Facility Agreement") and various loan documents relating thereto including the Guaranty and Security Agreement, dated as of April 26, 2021 (the "Revolver Security Agreement"), by and among the Borrowers, as grantors, and Wells Fargo, as administrative agent, and (b) a Credit Agreement, dated as of April 26, 2021 (the "Term Credit Facility Agreement") by and among the Borrowers, MGG Investment Group LP. ("MGG"), as administrative agent, and the lenders party thereto, and various loan documents relating thereto including the Guaranty and Security Agreement, dated as of April 26, 2021 (the "Term Security Agreement"), by and among the Borrowers, as grantors, and MGG, as administrative agent.

On August 8, 2022, the Company and certain of its subsidiaries entered into the Increase Joinder and Amendment No. 2 to Credit Agreement (the "2nd Amendment"), with Wells Fargo Bank, N.A., as administrative agent for each member of the lender group and as a lender. The 2nd Amendment amends that certain Revolver Credit Facility Agreement, originally entered into by the parties on April 26, 2021, which governs the Company's revolving credit facility (the "Revolver Credit Facility"). The 2nd Amendment amends certain terms and conditions of the Revolver Credit Facility Agreement by, among other things: (i) increasing the maximum revolver amount by $10,000,000 to an aggregate maximum revolver commitment amount of $90,000,000; and (ii) replacing the London Interbank Offered Rate (LIBOR) interest rate benchmark (which had an applicable margin of 2.25% for LIBOR rate loans) with the secured overnight financing rate (SOFR) interest rate benchmark (which has an applicable margin of 1.75% for SOFR rate loans).

On August 31, 2022, the Company entered into Amendment No. 3 to Credit Agreement (the "3rd Amendment"), with the lenders party thereto, and Wells Fargo Bank, N.A., as administrative agent for each member of the lender group and as a lender. The 3rd Amendment amends certain terms and conditions of the Revolver Credit Facility Agreement by, among other things: (i) adding a new $47.0 million term loan (the "Term Loan"); (ii) extending the maturity date of the Company's obligations under the Revolver Credit Facility Agreement from April 25, 2025 to April 26, 2027; provided, that if the maturity date of the Revolver Commitments is extended on or prior to April 1, 2027 to a date that is after April 26, 2027, then the maturity of the Term Loan shall be August 31, 2037; (iii) releasing liens securing the obligations under the Revolver Credit Facility Agreement on various real properties owned by the Company; (iv) commencing on or around June 30, 2023, obligating the Company to maintain a Fixed Charge Coverage Ratio, calculated for each 12-month period ending on the last day of each fiscal month, of at least 1:00 to 1:00; and (v) lowering the Letter of Credit Fee payable with respect to letters of credit issued under the Credit Agreement from 2.25% to 1.75% of the average amount of the Letter of Credit Usage during the immediately preceding month. The proceeds of the Term Loan were used to repay the outstanding term loans under the Term Credit Facility Agreement. With the repayment of the Company's outstanding loans and other obligations under the Term Credit Facility Agreement, the Company is no longer subject to the minimum EBITDA covenants contained therein.

On June 30, 2023, the Company and certain of its subsidiaries entered into that certain Consent and Amendment No. 4 to Credit Agreement (the "Fourth Amendment"), with the lenders party thereto, and Wells Fargo Bank, National Association, as administrative agent for each member of the lender group. The Fourth Amendment amends that certain Revolver Credit Facility Agreement, originally entered into by and among the parties on April 26, 2021. The Fourth Amendment includes a consent to the Sale by the administrative agent and the lenders and amends certain terms and conditions of the Credit Agreement by, among other things: (i) reflecting the payoff in full, with proceeds from the Sale, of the $47.0 million outstanding amount of the Term Loan, (ii) reflecting the paydown, with proceeds from the Sale, of the Revolver Credit Facility (and a reduction of the maximum commitment of the lenders under the Revolver Credit Facility to $75.0 million), (iii) releasing liens of the administrative agent securing the obligations under the Credit Agreement on assets sold pursuant to the Sale, and (iv) amending the Credit Agreement so that the Company's financial covenant (i.e., fixed charge coverage ratio) is only in effect during such times when the Company's liquidity falls below certain thresholds.

On December 4, 2023 (the "Effective Date"), the Company, and certain of its subsidiaries entered into that certain Consent and Amendment No. 5 to Credit Agreement (the "Consent and Amendment"), with the lenders party thereto (the "Lenders"), and Wells Fargo Bank, National Association, as administrative agent for each member of the lender group (in such capacity, the "Agent") to amend certain terms of the Revolver Credit Facility Agreement, including the definition of specified real property and the release of security interests in certain real properties.

The following is a summary description of the Revolver Credit Facility Agreement and the Revolver Security Agreement (the "Revolver Security Facility") key items.

The Revolver Credit Facility Agreement, among other things include:

1. a commitment of up to $75.0 million ("Revolver") calculated as the lesser of (a) $75.0 million or (b) the amount equal to the sum of (i) 85% of eligible accounts receivable (less a dilution reserve), plus (ii) the lesser of: (a) 80% of eligible raw material inventory, eligible in-transit inventory and eligible finished goods inventory (collectively, "Eligible Inventory"), and (b) 85% of the net orderly liquidation value of Eligible Inventory, minus (c) applicable reserve;

2. sublimit on letters of credit of $10.0 million;

3. maturity date of April 26, 2027 and has no scheduled payback required on the principal prior to the maturity date;

4. fully collateralized by all existing and future capital stock of the Borrowers (other than the Company) and all of the Borrowers' personal and real property;

5. interest under the Revolver is either if the relevant Obligation is a SOFR Loan, at a per annum rate equal to Term

SOFR plus the SOFR Margin (1.75%), and otherwise, at a per annum rate equal to the Base Rate (the greater of the Federal Funds Rate + 0.50% or Term SOFR +1%) plus the Base Rate Margin (0.75%).; and

6. in the event that Borrowers' availability to borrow under the Revolver falls below $9.375 million, the financial covenant requires the Company to meet or exceed a fixed charge coverage ratio of at least 1.00:1.00 at all such times.

The Revolver Credit Facility Agreement and the Revolver Security Agreement contain customary affirmative and negative covenants and restrictions typical for a financing of this type that, among other things, require the Company to satisfy certain financial covenants and restrict the Company's and its subsidiaries' ability to incur additional debt, pay dividends and make distributions, make certain investments and acquisitions, repurchase its stock and prepay certain indebtedness, create liens, enter into agreements with affiliates, modify the nature of its business, transfer and sell material assets and merge or consolidate. Non-compliance with one or more of the covenants and restrictions could result in the full or partial principal balance of the Revolver Credit Facility Agreement becoming immediately due and payable and termination of the commitments.

There are no required principal payments on the Revolver debt obligation.

At June 30, 2024, the Company had outstanding borrowings on the Revolver Credit Facility of $23.3 million and had utilized $4.1 million of the letters of credit sublimit, and had $27.8 million of availability under our Credit Facility.

As of June 30, 2024, the Company was in compliance with all of the financial covenants under the Revolver Credit Facility Agreement. Furthermore, the Company believes it will be in compliance with the related financial covenants under these agreements for the next twelve months.

Note 14. Share-based Compensation

Farmer Bros. Co. Amended and Restated 2017 Long-Term Incentive Plan

On June 20, 2017 (the "Effective Date"), the Company's stockholders approved the Farmer Bros. Co. 2017 Long-Term Incentive Plan (the "Original 2017 Plan"), which was subsequently amended to increase the number of shares of Common Stock available for grant to 3,550,000 shares of Common Stock plus the number of shares of Common Stock subject to the outstanding prior plan awards. The plan may also be utilized to award and incentive non-employee consultants.

The Amended 2017 Plan provides for the grant of stock options (including incentive stock options and non-qualified stock options), stock appreciation rights, restricted stock, restricted stock units, dividend equivalents, performance shares and other stock- or cash-based awards to eligible participants. Non-employee directors, employees and non-employee consultants of the Company or any of its subsidiaries are eligible to receive awards under the Amended 2017 Plan. Subject to certain limitations, shares of Common Stock covered by awards granted under the Amended 2017 Plan that are forfeited, expire or lapse, or are repurchased for or paid in cash, may be used again for new grants under the Amended 2017 Plan. As of June 30, 2024, there were 1,759,363 shares that remain available under the Amended 2017 Plan including shares that were forfeited under the Prior Plans for future issuance. Shares of Common Stock granted under the Amended 2017 Plan may be authorized but unissued shares, shares purchased on the open market or treasury shares. In no event will more than 3,550,000 shares of Common Stock be issuable pursuant to the exercise of incentive stock options under the Amended 2017 Plan. The Amended 2017 Plan also includes limits on the aggregate grant date fair value of all equity-based awards granted to any non-employee director during any calendar year for services as a member of the Board.

The Amended 2017 Plan contains a minimum vesting requirement, subject to limited exceptions, that awards made under the Amended 2017 Plan may not vest earlier than the date that is one year following the grant date of the award. The Amended 2017 Plan also contains provisions with respect to payment of exercise or purchase prices, vesting and expiration of awards, adjustments and treatment of awards upon certain corporate transactions, including stock splits, recapitalizations and mergers, transferability of awards and tax withholding requirements.

The Amended 2017 Plan may be amended or terminated by the Board at any time, subject to certain limitations requiring stockholder consent or the consent of the applicable participant. In addition, the administrator may not, without the approval of the Company's stockholders, authorize certain re-pricings of any outstanding stock options or stock appreciation rights granted under the Amended 2017 Plan. The Amended 2017 Plan will expire on June 20, 2027.

Farmer Bros. Co. 2020 Inducement Incentive Plan

In March 2020, the Company's Board of Directors approved the Farmer Bros. Co. 2020 Inducement Incentive Plan (the "2020 Inducement Plan"). The 2020 Inducement Plan's purpose is to enhance the Company's ability to attract persons who make (or are expected to make) important contributions to the Company by providing these individuals with equity ownership opportunities. Awards under the 2020 Inducement Plan has the same terms and conditions as the Amended 2017 Plan. The Board of Directors has reserved 300,000 shares of the Company's Common Stock for issuance under the 2020 Inducement Plan. As of June 30, 2024, there were 182,919 shares that remain available under the 2020 Inducement Plan for future issuance.

Non-qualified stock options with time-based vesting ("NQOs")

One-third of the total number of NQO vest ratably on each of the first three anniversaries of the grant date, contingent on continued employment, and subject to accelerated vesting in certain circumstances.

There were no options granted during fiscal years ended June 30, 2024, 2023 and 2022.

The following table summarizes NQO activity for the year ended June 30, 2024:

Outstanding NQOs:	Number of NQOs	Weighted Average Exercise Price ($)	Weighted Average Remaining Life (Years)	Aggregate Intrinsic Value ($ in thousands)
Outstanding at June 30, 2023	331,658	11.69	3.35	—
Granted	—	—	—	—
Exercised	—	—	—	—
Cancelled/Forfeited	—	—	—	—
Expired	(312,208)	11.31	—	—
Outstanding at June 30, 2024	19,450	17.75	2.14	—
Exercisable, June 30, 2024	19,450	17.75	2.14	—

The aggregate intrinsic values outstanding at the end of each fiscal period in the table above represent the total pretax intrinsic value, based on the Company's closing stock price of $2.68 at June 28, 2024 and $2.77 at June 30, 2023, representing the last trading day of the respective fiscal years, which would have been received by NQO holders had all award holders exercised their NQOs that were in-the-money as of those dates. The aggregate intrinsic value of NQO exercises in each fiscal period above represents the difference between the exercise price and the value of the Common Stock at the time of exercise. NQOs outstanding that are expected to vest are net of estimated forfeitures.

There were no NQOs exercised during fiscal year ended June 30, 2024. The Company received no proceeds from exercises of vested NQOs in fiscal 2024, 2023 and 2022.

As of June 30, 2024 and 2023, respectively, there was no unrecognized compensation cost related to NQOs. Total compensation expense for NQOs was zero, $0.1 million and $0.6 million in fiscal 2024, 2023 and 2022, respectively.

Non-qualified stock options with performance-based and time-based vesting ("PNQs")

PNQ shares were not granted during the fiscal years ended June 30, 2024, 2023 and 2022.

The following table summarizes PNQ activity for the year ended June 30, 2024:

Outstanding PNQs:	Number of PNQs	Weighted Average Exercise Price ($)	Weighted Average Remaining Life (Years)	Aggregate Intrinsic Value ($ in thousands)
Outstanding at June 30, 2023	991	32.85	0.36	—
Granted	—	—	—	—
Exercised	—	—	—	—
Cancelled/Forfeited	—	—	—	—
Expired	(991)	32.85	—	—
Outstanding at June 30, 2024	—	—	0.00	—
Exercisable, June 30, 2024	—	—	0.00	—

There were no PNQs exercised during the fiscal years ended June 30, 2024, 2023 and 2022.

As of June 30, 2024 and 2023, there was no unrecognized compensation cost related to PNQs. There was no compensation expense related to PNQs in fiscal years ended June 30, 2024, 2023 and 2022.

Restricted Stock

Restricted stock awards cliff vest on the earlier of the one year anniversary of the grant date or the date of the first annual meeting of the Company's stockholders immediately following the grant date, in the case of non-employee directors, and the third anniversary of the grant date, in the case of eligible employees, in each case subject to continued service to the Company through the vesting date and the acceleration provisions of the award plan and restricted stock agreement. Restricted stock is expected to vest net of estimated forfeitures.

The following table summarizes restricted stock activity for the year ended June 30, 2024:

Outstanding and Nonvested Restricted Stock Awards:	Shares Awarded	Weighted Average Grant Date Fair Value ($)
Outstanding at June 30, 2023	882,554	6.14
Granted	531,678	3.02
Vested	(443,923)	5.67
Cancelled/Forfeited	(307,648)	6.61
Outstanding and nonvested June 30, 2024	662,661	3.72

The weighted average grant date fair value of RSUs granted during the years ended June 30, 2024, 2023 and 2022 were $3.02, $5.68, and $7.20, respectively. The total grant-date fair value of restricted stock granted during the year ended June 30, 2024 was $1.6 million. The total fair value of awards vested during the years ended June 30, 2024, 2023 and 2022 were $1.3 million, $1.7 million, and $2.3 million, respectively.

As of June 30, 2024 and 2023, there was $1.7 million and $3.6 million, respectively, of unrecognized compensation cost related to restricted stock. The unrecognized compensation cost related to restricted stock at June 30, 2024 is expected to be recognized over the weighted average period of 1.78 years. Total compensation expense for restricted stock was $1.7 million, $2.6 million and $2.1 million, for the fiscal years ended June 30, 2024, 2023 and 2022, respectively.

Performance-Based Restricted Stock Units ("PBRSUs")

PBRSU awards either cliff vest on the third anniversary of the date of grant based on the Company's achievement of certain financial performance goals during the performance periods or certain PBRSU awards vest based on the achievement of a share price target before the third anniversary of the date of the grant. All PBRSU awards are subject to certain continued employment conditions and subject to acceleration provisions of the award plan and restricted stock unit agreement. At the end of the performance period, the number of PBRSUs that actually vest will be a percentage of the target amount, depending on the extent to which the Company meets or exceeds the achievement of those financial performance goals measured over the performance period. PBRSUs are expected to vest net of estimated forfeitures.

The following table summarizes PBRSU activity for the year ended June 30, 2024:

Outstanding and Nonvested PBRSUs:	PBRSUs Awarded	Weighted Average Grant Date Fair Value ($)
Outstanding at June 30, 2023	549,291	5.92
Granted	394,576	2.95
Vested	(134,660)	4.10
Cancelled/Forfeited	(414,631)	6.51
Outstanding and nonvested June 30, 2024	394,576	2.95

The weighted average grant date fair value of PBRSUs granted during the years ended June 30, 2024, 2023 and 2022 were $2.95, $6.40, and $8.91, respectively. The total grant-date fair value of PBRSUs granted during the year ended June 30, 2024 was $1.2 million. The total fair value of awards vested during the years ended June 30, 2024 and 2023 were $0.3 million and $3.2 thousand, respectively.

As of June 30, 2024 and 2023, there was $0.9 million and $1.7 million, respectively, of unrecognized compensation cost related to PBRSUs. The unrecognized compensation cost related to PBRSUs at June 30, 2024 is expected to be recognized over the weighted average period of 1.97 years. Total compensation expense for PBRSUs was $0.5 million for the year ended June 30, 2024, $0.7 million for the year ended June 30, 2023 and $0.6 million for the year ended June 30, 2022.

Cash-Settled Restricted Stock Units ("CSRSUs")

In December 2020, the Company granted CSRSUs under the Amended 2017 Plan to certain employees. CSRSUs vest in equal installments over a three-year period from the grant date, and are cash-settled upon vesting based on the Common Stock's closing share price on the vesting date.

The CSRSUs are accounted for as liability awards, and compensation expense is measured at fair value on the date of grant and recognized on a straight-line basis over the vesting period net of forfeitures. Compensation expense is remeasured at each reporting date with a cumulative adjustment to compensation cost during the period based on changes in the Common Stock's closing share price.

The following table summarizes CSRSU activity during the year ended June 30, 2024:

Outstanding and Nonvested CSRSUs:	CSRSUs Awarded	Weighted Average Grant Date Fair Value ($)
Outstanding at June 30, 2023	184,807	6.15
Granted	556,000	2.50
Vested	(68,538)	5.95
Cancelled/Forfeited	(52,942)	4.54
Outstanding and nonvested June 30, 2024	619,327	2.94

The weighted average grant date fair value of CSRSUs granted during the years ended June 30, 2024, 2023 and 2022 were $2.50, $6.07 and $8.91, respectively. The total grant-date fair value of CSRSUs granted during the year ended June 30, 2024 was $1.3 million. The total fair value of awards vested during the years ended June 30, 2024, 2023 and 2022 was $0.2 million, $0.2 million and $0.4 million, respectively.

At June 30, 2024 and 2023, there was $1.6 million and $0.4 million, respectively, of unrecognized compensation cost related to CSRSU. The unrecognized compensation cost related to CSRSU at June 30, 2024 is expected to be recognized over the weighted average period of 2.25 years. Total compensation expense for CSRSUs was $0.5 million, $0.2 million and $0.1 million for the years ended June 30, 2024, 2023 and 2022, respectively.

Note 15. Other Current Liabilities

Other current liabilities consist of the following:

(In thousands)	As of June 30, 2024	As of June 30, 2023
Other (1)	$ 2,323	$ 3,334
Accrued workers' compensation liabilities	481	992
Finance lease liabilities	193	193
Other current liabilities	$ 2,997	$ 4,519

_____
(1) Includes accrued property taxes, sales and use taxes and insurance liabilities.

Note 16. Other Long-Term Liabilities

Other long-term liabilities include the following:

(In thousands)	As of June 30, 2024	As of June 30, 2023
Derivative liabilities—noncurrent	$ 1,505	$ —
Deferred compensation (1)	505	267
Finance lease liabilities	101	270
Other long-term liabilities	$ 2,111	$ 537

_____
(1) Includes performance cash awards liability and payroll taxes.

Note 17. Income Taxes

The current and deferred components of the provision for income taxes consist of the following:

(In thousands)	For the Years Ended June 30, 2024	2023	2022
Current:			
Federal	$ —	$ —	$ —
State	14	142	124
Total current income tax expense	14	142	124
Deferred:			
Federal	—	(373)	—
State	—	(94)	—
Total deferred income tax (benefit) expense	—	(467)	—
Income tax expense (benefit)	$ 14	$ (325)	$ 124

A reconciliation of income tax expense to the federal statutory tax rate is as follows:

(In thousands)	For the Years Ended June 30,		
	2024	2023	2022
Statutory tax rate	21%	21%	21%
Income tax benefit at statutory rate	$ (811)	$ (7,216)	$ (389)
State income tax expense (benefit) (net of federal tax benefit)	933	2,407	(754)
Valuation allowance	(3,223)	3,788	1,767
Change in tax rate	(26)	(111)	(210)
Post-retirement medical plan and other offset in OCI	—	(467)	—
Other (net)	3,141	1,274	(290)
Income tax expense (benefit)	$ 14	$ (325)	$ 124

Our federal corporate tax rate is 21%. Deferred tax amounts are calculated based on the rates at which they are expected to reverse in the future.

The primary components of the temporary differences which give rise to the Company's net deferred tax assets (liabilities) are as follows:

(In thousands)	As of June 30,	
	2024	2023
Deferred tax assets:		
Postretirement benefits	$ 3,290	$ 5,349
Accrued liabilities	2,121	2,642
163(j) Interest Limitation	9,633	7,772
Net operating loss carryforward	54,981	55,566
Intangible assets	5,476	6,481
Right-of-use operating lease liabilities	9,009	6,346
Other	5,128	5,436
Total deferred tax assets	89,638	89,592
Deferred tax liabilities:		
Property, plant and equipment	(4,086)	(725)
Right-of-use operating lease assets	(8,865)	(6,194)
Other	(1,284)	(2,238)
Total deferred tax liabilities	(14,235)	(9,157)
Valuation allowance	(75,403)	(80,435)
Net deferred tax liability	$ —	$ —

At June 30, 2024, the Company had approximately $134.0 million of federal and $170.9 million of state net operating loss carryforwards that will begin to expire in the years ending June 30, 2027 and June 30, 2024, respectively. Net operating losses of $77.1 million in federal and $10.0 million of state are indefinite lived and will not expire. Additionally, at June 30, 2024, the Company had $0.9 million of federal and state tax credits.

In assessing if the deferred tax assets will be realized, the Company considers whether it is probable that some or all of the deferred tax assets will not be realized. In determining whether the deferred taxes are realizable, the Company considers the period of expiration of the tax asset, historical and projected taxable income, and tax liabilities for the tax jurisdiction in which the tax asset is located. Valuation allowances are provided to reduce the amounts of deferred tax assets to an amount that is more likely than not to be realized based on an assessment of positive and negative evidence, including estimates of future taxable income necessary to realize future deductible amounts.

For the years ended June 30, 2024, 2023 and 2022, due to recent cumulative losses, the Company concluded that certain federal and state net operating loss carry forwards and tax credit carryovers will not be utilized before expiration. The amounts of valuation allowance recorded in the Consolidated Balance Sheets were $75.4 million and $80.4 million to reduce deferred tax assets as of June 30, 2024 and 2023, respectively.

As of, and for the three years ended June 30, 2024, 2023 and 2022, the Company had no significant uncertain tax positions.

On August 16, 2022 the Inflation Reduction Act of 2022 was signed into law. The Company does not anticipate any material impact to our consolidated financial statements.

The Company files income tax returns in the U.S. and in various state jurisdictions with varying statutes of limitations. The Company is no longer subject to U.S. income tax examinations for the fiscal years prior to June 30, 2021. We report income-based tax in multiple states with various years open to examination. Although the outcome of tax audits is always uncertain, the

Farmer Bros. Co.
Notes to Consolidated Financial Statements (continued)

Company does not believe the outcome of any future audit will have a material adverse effect on the Company's consolidated financial statements.

The Company's policy is to recognize interest expense and penalties related to income tax matters as a component of income tax expense. There were no amount of interest and penalties recognized in the Consolidated Balance Sheets in the fiscal years ended June 30, 2024 and 2023, associated with uncertain tax positions. Additionally, the Company did not record any income tax expense related to interest and penalties on uncertain tax positions in the fiscal years ended June 30, 2024, 2023 and 2022.

Note 18. Net Loss Per Common Share

Basic net loss per common share is calculated by dividing net loss attributable to the Company by the weighted average number of common shares outstanding during the periods presented. Diluted net loss per common share is calculated by dividing diluted net loss attributable to the Company by the weighted average number of common shares outstanding adjusted to include the effect, if dilutive, of the exercise of in-the-money stock options, unvested performance-based restricted stock units, unvested RSUs and shares of Series A Preferred Stock, as converted, during the periods presented. The calculation of dilutive shares outstanding excludes out-of-the-money stock options (i.e., such option's exercise prices were greater than the average market price of our common shares for the period). Potentially dilutive securities include unvested RSUs and performance-based restricted stock units. For the year ended June 30, 2024, 2023 and 2022, shares of the Company's outstanding RSUs, PBRSUs, preferred stock and stock options were not included in the computation of diluted loss per common share as their effects were anti-dilutive.

The following table presents the computation of basic and diluted loss per common share, net of income taxes:

	For the Years Ended June 30,		
(In thousands, except share and per share amounts)	2024	2023	2022
Loss from continuing operations	$ (3,875)	$ (34,038)	$ (2,568)
Loss from discontinued operations	$ —	$ (45,142)	$ (13,687)
Net loss available to common stockholders—basic	$ (3,875)	$ (79,180)	$ (16,255)
Weighted average common shares outstanding—basic and diluted	20,873,266	19,621,992	18,200,080
Loss from continuing operations per common share available to common stockholders—basic and diluted	$ (0.19)	$ (1.74)	$ (0.14)
Loss from discontinued operations per common share available to common stockholders—basic and diluted	$ —	$ (2.30)	$ (0.75)
Net loss per common share available to common stockholders—basic and diluted	$ (0.19)	$ (4.04)	$ (0.89)

The following table summarizes anti-dilutive securities excluded from the computation of diluted net loss per common share for the periods indicated:

	For the Years Ended June 30,		
	2024	2023	2022
Shares issuable under stock options	19,450	331,658	452,537
Shares issuable under convertible preferred stock	—	—	452,667
Shares issuable under RSUs and PBRSUs	203,726	491,564	426,243

Note 19. Commitments and Contingencies

Purchase Commitments

As of June 30, 2024, the Company had committed to purchase green coffee inventory totaling $34.0 million under fixed-price contracts and $17.7 million in inventory and other purchases under non-cancelable purchase orders.

Legal Proceedings

The Company is a party to various pending legal and administrative proceedings. It is management's opinion that the outcome of such proceedings will not have a material impact on the Company's financial position, results of operations, or cash flows.

Note 20. Revenue Recognition

The Company's primary sources of revenue are sales of coffee, tea and culinary products. The Company recognizes revenue when control of the promised good or service is transferred to the customer and in amounts that the Company expects to collect. The timing of revenue recognition takes into consideration the various shipping terms applicable to the Company's sales.

The Company delivers products to customers through DSD to the Company's customers at their place of business and directly from the Company's warehouse to the customer's warehouse, facility or address. Each delivery or shipment made to a third party customer is to satisfy a performance obligation. Performance obligations generally occur at a point in time and are satisfied when control of the goods passes to the customer. The Company is entitled to collection of the sales price under normal credit terms in the regions in which it operates.

The Company disaggregates net sales from contracts with customers based on the characteristics of the products sold:

	For the Years Ended June 30,					
	2024		2023		2022	
(In thousands)	$	% of total	$	% of total	$	% of total
Net Sales by Product Category:						
Coffee (Roasted)	$ 158,113	46.4 %	$ 160,009	31.9 %	$ 151,843	32.4 %
Tea & Other Beverages (1)	90,069	26.4 %	88,241	17.6 %	80,547	17.2 %
Culinary	65,938	19.3 %	64,429	12.9 %	55,782	11.9 %
Spices	21,911	6.4 %	23,502	4.7 %	22,248	4.7 %
Delivery Surcharge	5,063	1.5 %	3,783	0.8 %	4,363	0.9 %
Net sales from continuing operations	341,094	100.0 %	339,964	67.9 %	314,783	67.1 %
Net sales from discontinued operations	—	— %	160,977	32.1 %	154,410	32.9 %
Net sales by product category	$ 341,094	100.0 %	$ 500,941	100.0 %	$ 469,193	100.0 %

_____

(1) Includes all beverages other than roasted coffee, including frozen liquid coffee, and iced and hot tea, including cappuccino, cocoa, granitas, and concentrated and ready-to drink cold brew and iced coffee.

The Company does not have any material contract assets and liabilities as of June 30, 2024. Receivables from contracts with customers are included in "Accounts receivable, net" on the Company's consolidated balance sheets. At June 30, 2024, 2023 and 2022 "Accounts receivable, net" included, $34.4 million, $42.9 million and $44.2 million respectively, in receivables from contracts with customers.

Note 21. Preferred Stock

The Company is authorized to issue 500,000 shares of preferred stock at a par value of $1.00, including 21,000 authorized shares of Series A Preferred Stock. There are no preferred shares issued and outstanding as of June 30, 2024.

Effective August 25, 2022, 12,964 shares of Series A Preferred Stock were converted into 399,208 shares of common stock at a conversion price of $38.32, in accordance with the terms of the Company's Designation of Series A Preferred Stock.

The shares of Series A Preferred Stock were originally issued to Boyd on October 2, 2017 pursuant to the Boyd Purchase Agreement. 1,736 shares of Series A Preferred Stock originally issued to Boyd in accordance with the terms of the Boyd Purchase Agreement were previously reacquired and cancelled by the Company as part of a settlement with Boyd on July 26, 2022. The shares of Series A Preferred Stock converted represented all of the issued and outstanding shares of Series A Preferred Stock. In connection therewith, the Company withheld the Holdback Shares against Boyd.

In fiscal year 2023, as a result of the settlement entered into with Boyd, the Company recorded a $1.9 million gain on settlement with Boyd, in general and administrative expense on the consolidated statement of operations, which included the cancellation of preferred shares and settlement of acquisition-related contingent liabilities.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A

Amendment No. 1

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

    For the fiscal year ended June 30, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

    For the transition period from to

Commission file number: 001-34249

FARMER BROS. CO
(Exact Name of Registrant as Specified in Its Charter)

Delaware	95-0725980
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

14501 N Fwy, Fort Worth, Texas 76177
(Address of Principal Executive Offices; Zip Code)
682-549-6600
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, par value $1.00 per share	FARM	Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ NO ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES ☐ NO ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant as of December 31, 2023, the last business day of the registrant's most recently completed second fiscal quarter, was $47.6 million based upon the closing price reported for such date on the Nasdaq Global Select Market.

As of October 1, 2024, the registrant had 21,268,223 shares outstanding of its common stock, par value $1.00 per share, which is the registrant's only class of common stock.

Auditor Firm ID	Auditor Name	Auditor Location
248	GRANT THORNTON LLP	Dallas, Texas

TABLE OF CONTENTS

i

PART III		**4**
ITEM 10.	Directors, Executive Officers and Corporate Governance	4
ITEM 11.	Executive Compensation	12
ITEM 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	38
ITEM 13.	Certain Relationships and Related Transactions, and Director Independence	39
ITEM 14.	Principal Accountant Fees and Services	41
PART IV		**42**
ITEM 15.	Exhibits and Financial Statement Schedules	42

EXPLANATORY NOTE

Farmer Bros. Co. ("Farmer Bros." or the "Company") is filing this Amendment No. 1 on Form 10-K/A (this "Amendment") to its Annual Report on Form 10-K for the fiscal year ended June 30, 2024, which was filed with the Securities and Exchange Commission (the "SEC") on September 12, 2024 (the "Original Filing" or the "2024 Form 10-K").

This Amendment is being filed for the purpose of providing the information required by Items 10 through 14 of Part III of Form 10-K. This information was previously omitted from the Original Filing in reliance on General Instruction G(3) to Form 10-K, which permits the above-referenced Items to be incorporated in the Annual Report on Form 10-K by reference from a definitive proxy statement, if such definitive proxy statement is filed no later than 120 days after the last day of the Company's fiscal year on June 30, 2024.

In accordance with Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the cover page to the Original Filing and Items 10 through 14 of Part III of the Original Filing are hereby amended and restated in their entirety. In addition, pursuant to Rule 12b-15 under the Exchange Act, the Company is including Item 15 of Part IV, solely to file the certifications required under Section 302 of the Sarbanes-Oxley Act of 2002 with this Amendment.

Except as described above, no other changes have been made to the Original Filing. This Amendment does not affect any other section of the Original Filing not otherwise discussed herein and continues to speak as of the date of the Original Filing. The Company has not updated the disclosures contained in the Original Filing to reflect any events that occurred subsequent to the date of the Original Filing. Accordingly, this Amendment should be read in conjunction with the Company's other filings made with the SEC subsequent to the filing of the Original Filing.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Amendment and other documents we file with the SEC contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act, that are based on current expectations, estimates, forecasts and projections about us, our future performance, our financial condition, our products, our business strategy, our beliefs and our management's assumptions. In addition, we, or others on our behalf, may make forward-looking statements in press releases or written statements, or in our communications and discussions with investors and analysts in the normal course of business through meetings, webcasts, phone calls and conference calls. These forward-looking statements can be identified by the use of words like "anticipates," "estimates," "projects," "expects," "plans," "believes," "intends," "will," "could," "may," "assumes" and other words of similar meaning. These statements are based on management's beliefs, assumptions, estimates and observations of future events based on information available to our management at the time the statements are made and include any statements that do not relate to any historical or current fact. These statements are not guarantees of future performance and they involve certain risks, uncertainties and assumptions that are difficult to predict. Actual outcomes and results may differ materially from what is expressed, implied or forecast by our forward-looking statements due in part to the risks, uncertainties and assumptions set forth in Part I, Item 1.A., *Risk Factors*, as well as Part II, Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, of the Original Filing, as well as those discussed elsewhere in the Original Filing and other factors described from time to time in our filings with the SEC.

Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, severe weather, levels of consumer confidence in national and local economic business conditions, developments related to pricing cycles and volumes, the impact of labor shortages, the increase of costs due to inflation, an economic downturn caused by any pandemic, epidemic or other disease outbreak, decreased consumer spending, the success of our turnaround strategy, the impact of capital improvement projects, the adequacy and availability of capital resources to fund our existing and planned business operations and our capital expenditure requirements, our ability to meet financial covenant requirements in our Credit Facility, which could impact, among other things, our liquidity, the relative effectiveness of compensation-based employee incentives in causing improvements in our performance, the capacity to meet the demands of our customers, the extent of execution of plans for the growth of our business and achievement of financial metrics related to those plans, our success in retaining and/or attracting qualified employees, our success in adapting to technology and new commerce channels, the effect of the capital markets as well as other external factors on stockholder value, fluctuations in availability and cost of green coffee, competition, organizational changes, the effectiveness of our hedging strategies in reducing price and interest rate risk, changes in consumer preferences, our ability to provide sustainability in ways that do not materially impair profitability, changes in the strength of the economy, including any effects from inflation, business conditions in the coffee industry and food industry in general, our continued success in attracting new customers, variances from budgeted sales mix and growth rates, weather and special or unusual events, as well as other risks described in this Amendment and other factors described from time to time in our filings with the SEC.

Given these risks and uncertainties, you should not rely on forward-looking statements as a prediction of actual results. Any or all of the forward-looking statements contained in this Amendment and any other public statement made by us, including by our management, may turn out to be incorrect. We are including this cautionary note to make applicable and take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 for forward-looking statements. We expressly disclaim any obligation to update or revise any forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise, except as required under federal securities laws and the rules and regulations of the SEC.

ITEM 10.   **Directors, Executive Officers and Corporate Governance**

Directors

Each director of the Company is to be elected annually and serve until his or her successor has been elected and qualified, or until his or her death, resignation, retirement, disqualification or removal from office.

The authorized number of directors is set forth in the Company's Second Amended and Restated Certificate of Incorporation ("Certificate of Incorporation") and shall consist of not less than five nor more than nine members, the exact number of which shall be fixed from time to time by resolution of the Board of Directors of the Company (the "Board"). The authorized number of directors is currently six. Any vacancy on the Board that results from an increase in the number of directors may be filled by a majority of the directors then in office, provided that a quorum is present, and any other vacancy occurring on the Board may be filled by a majority of the directors then in office, even if less than a quorum, or by the sole remaining director. Any director elected to fill a vacancy not resulting from an increase in the number of directors will have the same remaining term as that of his or her predecessor. Subject to the rights, if any, of the holders of shares of Preferred Stock then outstanding, any or all of the directors of the Company may be removed from office at any time, with or without cause, in accordance with the DGCL.

All of the present directors were elected to their current terms by the stockholders, except for Terence C. O'Brien. There are no family relationships among any directors or executive officers of the Company. Except as disclosed below, none of the directors is a director of any other publicly held company. Except as otherwise disclosed herein, there are no arrangements or understandings between any of our directors and any other person pursuant to which any person was selected as a director.

Set forth below are the biographies of each director, including their ages and positions and offices held with the Company as of the date hereof.

Stacy Loretz-Congdon, age 65, has served on our Board since 2018. She retired at the end of 2016 after 26 years of service at Core-Mark Holding Company, Inc. (formerly NASDAQ: CORE), one of the largest marketers of fresh and broad-line supply solutions to the convenience retail industry in North America, where she served in various capacities, including as Senior Vice President, Chief Financial Officer and Assistant Secretary from December 2006 to May 2016 and Executive Advisor from May 2016 through December 2016. From January 2003 to December 2006, Ms. Loretz-Congdon served as Core-Mark's Vice President of Finance and Treasurer and from November 1999 to January 2003 served as Core-Mark's Corporate Treasurer. Ms. Loretz-Congdon joined Core-Mark in 1990. Ms. Loretz-Congdon's experience at Core-Mark included oversight of all finance functions, including all corporate finance disciplines, strategy execution, risk mitigation, investor relations, as well as involvement with benefits, executive compensation and technology initiatives. During her tenure as Senior Vice President and Chief Financial Officer, Ms. Loretz-Congdon served on the Information Technology Steering Committee and the Investment Committee at Core-Mark, as well as a board member of all Core-Mark subsidiaries. Core-Mark was a Fortune 500, publicly traded company listed on the Nasdaq Global Market until September 2021 when it merged with Performance Food Group Company (NYSE: PFGC). In 2015, Ms. Loretz-Congdon was named as one of the Top 50 female CFOs in the Fortune 500 by Business Insider and Woman of the Year by Convenience Store News. Prior to joining Core-Mark, Ms. Loretz-Congdon was an auditor for Coopers & Lybrand. In 2023, Ms. Loretz-Congdon became a director of Lithia Motors, Inc. (NYSE: LAD), a nationwide automotive dealership group. Ms. Loretz-Congdon received her Bachelor of Science degree in Accounting from California State University, San Francisco.

David A. Pace, age 65, has served on our Board since 2023 and has served as Chairman of our Board since October 11, 2023. Previously Mr. Pace served as Co-Chief Executive Officer of Tastemaker Acquisition Corp. (NASDAQ: TMKR), a special purpose acquisition company, where he also served as a director. Mr. Pace previously served as Chief Executive Officer and President of Jamba Inc. (formerly NASDAQ: JMBA), a leading restaurant retailer of better-for-you food and beverage offerings, from March 2016 to September 2018, where he also served as a director from 2012 until September 2018. Prior to that, Mr. Pace served in a variety of executive roles at Bloomin' Brands, Inc. (NASDAQ: BLMN), one of the largest casual dining restaurant companies in the world, including most recently as President of Carrabba's Italian Grill from 2014 to 2016 after previously serving as Executive Vice President and Chief Resource Officer from 2010 to 2014. Earlier in his career, Mr. Pace held various leadership roles at Starbucks Corporation (NASDAQ: SBUX), PepsiCo, Inc. (NASDAQ: PEP) and YUM! Brands, Inc. (NYSE: YUM). Mr. Pace currently serves as Chairman of the board of directors of Red Robin Gourmet Burgers, Inc. (NASDAQ: RRGB), a casual dining chain, after initially joining the board as a director in August 2019. Mr. Pace has also served as a director of Authentic Restaurant Brands, a restaurant portfolio company of Garnett Station Partners, since May 2022, and as a member of the Ownership Advisory Board for the NHL's Dallas Stars since 2017. Mr. Pace earned his B.S. in Industrial and Labor Relations from Cornell University.

John E. Moore III, age 54, has served on our Board since January 24, 2024 and was also appointed President and Chief Executive Officer of the Company, effective January 31, 2024. Mr. Moore has previously served as the Company's interim Chief Executive Officer from October 2023 to January 2024, prior to which he initially joined the Company as Vice President, Head of Coffee in July 2023. Before joining the Company, Mr. Moore served as the chief executive officer for Vassilaros Coffee. Prior to Vassilaros, he was the New York senior trader and general manager at Volcafe Specialty Coffee, the chief executive officer and Managing Partner of FAL Coffee Inc. and the vice president of sales and marketing at Octavio Inc., dba Dallis Coffee. Mr. Moore has 30 years of experience in the coffee industry and has extensive experience in every stage of the coffee value chain, from farms and mills to barista and roasting working both in the United States and internationally. Mr. Moore has founded and led several businesses, including Jolly Roger Imports, ELIXIR Cocktail & Espresso Bar and the German expansion of New York Gourmet GmbH & Co. Mr. Moore is also a Certified Q grader and Cup of Excellence Head Judge. He received a Bachelor of Science degree from Earlham College.

Terence C. O'Brien, age 61, has served on our Board since March 2024 and currently serves as the CEO of TriMark USA, LLC, the largest U.S. single source provider of design services, equipment and supplies to the foodservice industry. Prior to TriMark, Mr. O'Brien was the Chief Executive Officer of Chef Holdings, the parent company to the leading U.S. food manufacturers CTI Foods, LLC and Liguia Foods, LLC. Prior to Chef Holdings, Mr. O'Brien was the CEO for CP Foods North America, where he led its financial and operational turnaround. He has also previously held senior leadership roles at Suiza Foods, Dean Foods and Frito-Lay, and during his tenure as CEO led the turnaround of Brachs Confections and Impact Confections. Mr. O'Brien has previously served on a number of food industry boards, including Bellisio Foods, CP Foods North America and American Italian Pasta Company (formerly NASDAQ: AIPC). He has also been the Chairman for the Tom Landry Fellowship of Christian Athletes Endowment Fund since 2012. Mr. O'Brien holds a Bachelor of Science degree in Mechanical Engineering from Clarkson University and a Master of Business Administration degree from The Wharton School of the University of Pennsylvania.

Bradley L. Radoff, age 51, has served on our Board since 2022 and currently serves as a private investor. Mr. Radoff served as Principal of Fondren Management LP, a private investment management company, from 2005 to December 2021. Mr. Radoff previously served as a Portfolio Manager at Third Point LLC, a registered investment advisory firm, from 2006 to 2009. He also served as Managing Director of Lonestar Capital Management LLC, a registered investment advisory firm, from 2003 to 2004. Mr. Radoff also previously served as a director of Citadel Investment Group LLC, a global financial institution, from 2000 to 2003. Mr. Radoff has served as a director of Enzo Biochem, Inc. (NYSE: ENZ), an integrated diagnostics, clinical lab and life sciences company, since January 2022, where he also serves as Chair of the Audit Committee. Mr. Radoff has served as a director of Harte Hanks, Inc. (NASDAQ: HHS), a leading global customer experience company, since May 2021. Mr. Radoff previously served as a director of VAALCO Energy, Inc. (NYSE: EGY), a Texas-based independent energy company, from June 2020 to January 2022, Support.com, Inc. (formerly NASDAQ: SPRT), a leading provider of cloud-based software and services, from June 2016 until its merger in September 2021, and Pogo Producing Company (formerly NYSE: PPP), an oil and gas exploration, development and production company, from March 2007 until the completion of its sale to Plains Exploration & Production Company in November 2007. Mr. Radoff graduated summa cum laude with a B.S. in Economics from The Wharton School at the University of Pennsylvania.

Waheed Zaman, age 64, has served on our Board since September 2021. Since April 2017, Mr. Zaman has served the Chief Executive Officer of W&A Consulting, a consulting and advisory firm, where he advises senior executives on transformational change and consults with leaders and teams on personal success and leadership practices to ensure organizational effectiveness and strategy execution. Mr. Zaman's prior experience includes his service in multiple roles with the Hershey Company, including his service as Senior Vice President, Chief Corporate Strategy and Administrative Officer and also as Chief Knowledge, Strategy and Technology Officer. While serving in such roles, Mr. Zaman was responsible for Hershey's corporate strategy, knowledge and insights (including consumer, shopper, and category insights), information technology, and shared service functions. Prior to his service at the Hershey Company, Mr. Zaman served as Senior Vice President, Global Product Supply for Chiquita Brands International, reporting to the CEO. He was responsible for the largest integrated supply chain from farm to shelf in the Fresh Produce sector, with responsibility for banana production and sourcing in Central and Latin America, salads manufacturing in North America and logistics and shipping operations on the ground in North America and Europe. Prior to his service in a supply chain role, Mr. Zaman served as Chief Information Officer of Chiquita. Prior to his service with Chiquita, Mr. Zaman held leadership roles at the Procter & Gamble Company. Mr. Zaman is a past recipient of the Supply Chain Leaders of America Lifetime Achievement Award, a Member of the World 50 Executive Forums in Strategy, Supply Chain, IT and Digital Transformation, and a past member of the Board of Visitors of the University of Maryland Baltimore County and the McKinsey Analytics Council. Mr. Zaman holds a bachelor's degree with a double major in Computer Science and Policy Studies from Dartmouth College.

Executive Officers

The following table sets forth the current executive officers of the Company as of the date hereof. At each annual meeting of the Board of Directors, the Board of Directors formally re-appoints the executive officers, and all executive officers serve at the pleasure of the Board of Directors. No executive officer has any family relationship with any director or nominee, or any other executive officer.

Name	Age	Title	Executive Officer Since
John E. Moore III [1]	54	President and Chief Executive Officer	2023
Vance Fisher	56	Chief Financial Officer	2024
Jared G. Vitemb	41	Vice President, General Counsel, Chief Compliance Officer and Secretary	2022
Thomas E. Bauer	60	Vice President, Chief Commercial Officer	2023
Matthew Coffman	44	Vice President and Controller	2024

(1)   For Mr. Moore, please see his biography above in the section captioned "Directors."

Vance Fisher was appointed Chief Financial Officer, effective June 10, 2024. Prior to joining the Company, Mr. Fisher provided financial consulting services to various businesses, primarily in the food and beverage sector. Previously, Mr. Fisher served as the Chief Financial Officer of NBC Holdings, LLC from 2019 to 2022. Prior to NBC Holdings, LLC, Mr. Fisher served as the Chief Financial Officer of Dunn's River Brands Group, Inc. from 2018 to 2019. Mr. Fisher has also previously served as Chief Financial Officer for Tatum, LLC, from 2016 to 2018, and Daisy Brand, LLC, from 2007 to 2016. Mr. Fisher holds a Bachelors of Accountancy and a Bachelor of Business Administration in Corporate Finance from the University of Oklahoma.

Jared Vitemb joined the Company as Vice President, General Counsel, Chief Compliance Officer and Secretary in March 2022. Mr. Vitemb's current responsibilities include overseeing the Company's Legal, Compliance and Human Resources functions. Prior to joining the Company, Mr. Vitemb held various positions with FTS International Services, Inc., an oilfield services company, from September 2017 to March 2022, where he last served as Senior Vice President, General Counsel, Chief Compliance Officer and Secretary. From March 2014 to September 2017, Mr. Vitemb worked as an in-house attorney for Dean Foods Company, a dairy processing and distribution company. Prior to 2014, he was in private practice, primarily with the law firm of Gardere Wynne Sewell LLP in Dallas, Texas. Mr. Vitemb received a B.A. in History and a J.D. from The University of Texas.

Thomas E. Bauer joined the Company in 2023 as the head of direct store delivery (DSD). Mr. Bauer currently serves as Chief Commercial Officer, where he oversees the Company's DSD operations, sales, logistics, and equipment services teams. Prior to joining the Company, Mr. Bauer served as the vice president of sales and national accounts at Emerald Brand and as the senior director of national accounts and central U.S. operations for DS Services. From 1999 to 2013, he served in a number of leadership positions at Standard Coffee Service Company, Community Coffee, Anheuser Busch and PepsiCo. Mr. Bauer currently serves as the vice chair on National Automatic Merchandising Association's (NAMA) Coffee Service Committee and on the NAMA Foundation Board of Trustees. He earned a bachelor's degree from the University of Northern Colorado.

Matthew Coffman joined the Company in 2022 as Vice President and Controller. Prior to joining the Company, from January 2019 to April 2022, Mr. Coffman served as the Director of Accounting and Financial Reporting at HMS Holdings Corp. ("HMS"), which was acquired by Gainwell Technologies, a technology services and solutions company backed by private equity firm Veritas Capital, in April 2021. Prior to joining HMS, Mr. Coffman served at PricewaterhouseCoopers LLP for over 15 years within the Capital Markets and Accounting Advisory Services practice and Audit practice, where he advised a variety of private and public companies on reporting and accounting matters and had increasing responsibility for audit engagements. Mr. Coffman's background also includes M&A and business improvement initiatives. Mr. Coffman holds a BBA in Accounting and M.S. in Management Information Systems from Texas A&M University. Mr. Coffman is a Certified Public Accountant in the State of Texas.

Corporate Governance

Board Meeting and Attendance

The Board held 14 meetings during the year ended June 30, 2024 ("fiscal 2024"), including four regular meetings and ten special meetings. During fiscal 2024, each director attended at least 75% of the total number of meetings of the Board (held during the period for which he or she served as a director) and committees of the Board on which he or she served (during the periods that he or she served). The independent directors generally meet in executive session in connection with each regularly scheduled Board meeting. Under the Company's Corporate Governance Guidelines, continuing directors are expected to attend the Company's annual meeting of stockholders absent a valid reason. Five of seven directors who were then serving were present at the 2024 Annual Meeting of Stockholders, including all of the continuing directors (the "2024 Annual Meeting").

Charters; Code of Conduct and Ethics; Corporate Governance Guidelines

The Board maintains charters for its committees, including the Audit Committee, Compensation Committee, and the Nominating and Corporate Governance Committee. In addition, the Board has adopted a written Code of Conduct and Ethics for all employees, officers and directors. The Board maintains Corporate Governance Guidelines as a framework to promote the functioning of the Board and its committees and to set forth a common set of expectations as to how the Board should perform its functions. Current standing committee charters, the Code of Conduct and Ethics and the Corporate Governance Guidelines are available on the Company's website at www.farmerbros.com. Information contained on the website is neither incorporated by reference herein, nor considered a part of, this Proxy Statement.

Board Committees

The Board of Directors has three standing committees: the Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee. Summary information about each of these committees is set forth below.

Additionally, from time to time, the Board has established ad hoc or other committees, on an interim basis, to assist the Board with its consideration of specific matters, and it expects to continue to do so as it may determine to be prudent and advisable in the future. In December 2021, the Board established an ad hoc Technology Committee for the purpose of assisting with the review of the technological and cybersecurity needs of the Company. Further, in February 2023, the Board established the Strategy and Capital Allocation Committee to review, evaluate and make recommendations to the Board regarding strategic and financial initiatives and opportunities available to the Company, with the goal of strengthening the Company's financial position and maximizing value provided to shareholders. Both of these committees were dissolved following the 2024 Annual Meeting.

Audit Committee

The Audit Committee is a standing committee of the Board established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Audit Committee's principal purposes are to oversee, on behalf of the Board, the accounting and financial reporting processes of the Company and the audit of the Company's financial statements. As described in its charter, which is available on the Company's website under Corporate Governance-Committee Charters, the Audit Committee's responsibilities include assisting the Board in overseeing: (i) the integrity of the Company's financial statements; (ii) the independent auditor's qualifications and independence; (iii) the performance of the Company's independent auditor and internal audit function; (iv) the Company's compliance with legal and regulatory requirements relating to accounting and financial reporting matters; (v) the Company's system of disclosure controls and procedures, internal control over financial reporting that management has established, and compliance with ethical standards adopted by the Company; and (vi) the Company's framework and guidelines with respect to risk assessment and risk management. The Audit Committee is directly and solely responsible for the appointment, dismissal, compensation, retention and oversight of the work of any independent auditor engaged by the Company for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company. The independent auditor reports directly to the Audit Committee.

During fiscal 2024, the Audit Committee held four regular meetings and no special meeting. Stacy Loretz-Congdon currently serves as Chair, and Bradley L. Radoff and Waheed Zaman currently serve as members of the Audit Committee. All directors who currently serve on the Audit Committee meet the Nasdaq composition requirements, including the requirements regarding financial literacy and financial sophistication, and the Board has determined that all members of the Audit Committee are independent under Rule 5605 of the Nasdaq Stock Market, Inc. Marketplace Rules ("Nasdaq Listing Rules"), and the rules of the SEC regarding audit committee membership. The Board has determined that Ms. Loretz-Congdon and Mr. Radoff are "audit committee financial experts" as defined in Item 407(d) of Regulation S-K under the Exchange Act.

Compensation Committee

The Compensation Committee is a standing committee of the Board. As described in its charter, available on the Company's website under Investors-Corporate Governance, the Compensation Committee's principal purposes are to discharge the Board's responsibilities related to compensation of the Company's executive officers and administer the Company's incentive and equity compensation plans. The Compensation Committee's objectives and philosophy with respect to the fiscal 2024 executive compensation program, and the actions taken by the Compensation Committee in fiscal 2024 with respect to the compensation of our Named Executive Officers, are described below under the heading "Compensation Discussion and Analysis."

The Compensation Committee also is responsible for evaluating and making recommendations to the Board regarding director compensation. In addition, the Compensation Committee is responsible for conducting an annual risk evaluation of the Company's compensation practices, policies and programs.

During fiscal 2024, the Compensation Committee held five regular meetings and one special meeting. David A. Pace currently serves as Chair, and Terence O'Brien and Waheed Zaman currently serve as members of the Compensation Committee. The Board has determined that all current Compensation Committee members are independent under the Nasdaq Listing Rules.

Compensation Committee Interlocks and Insider Participation

Messrs. Pace, O'Brien and Zaman were members of the Compensation Committee during fiscal 2024. None of the members of the Compensation Committee is or has been an executive officer of the Company, nor did any of them have any relationships requiring disclosure by the Company under Item 404 of Regulation S-K. During fiscal 2024, none of the Company's executive officers served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity that has one or more of its executive officers serving as a director of the Company or a member of the Compensation Committee.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is a standing committee of the Board. As described in its charter, available on the Company's website under Investors-Corporate Governance, the Nominating and Corporate Governance Committee's principal purposes are (i) monitoring the Company's corporate governance structure; (ii) assisting the Board in fulfilling its oversight responsibilities with respect to the management of risks associated with corporate governance; (iii) ensuring that the Board is appropriately constituted in order to meet its fiduciary obligations, including by identifying individuals qualified to become Board members and members of Board committees, recommending to the Board director nominees for the next annual meeting of stockholders or for appointment to vacancies on the Board, and recommending to the Board membership on Board committees (including committee chairs); (iv) leading the Board in its annual review of the Board's performance; (v) conducting the annual performance review of the Chief Executive Officer and communicating the results to the Board; and (vi) overseeing succession planning for senior management.

During fiscal 2024, the Nominating and Corporate Governance Committee held four regular meetings and one special meeting. Mr. Radoff currently serves as Chair, and David A. Pace and Stacy Loretz-Congdon currently serve as members of the Nominating and Corporate Governance Committee. The Board has determined that all current Nominating and Corporate Governance Committee members are independent under the Nasdaq Listing Rules.

Other Committees

In December 2021, the Board established the Technology Committee for the purpose of assisting with the review of the technological and cybersecurity needs of the Company. The Technology Committee met two times in fiscal 2024 and was dissolved following the 2024 Annual Meeting. The full Board absorbed the Technology Committee's responsibilities but appointed Waheed Zaman, the former Chair of the Technology Committee, as the Board's Technology Liaison to ensure that the Board remained well informed of the Company's cybersecurity risks, among other items.

In February 2023, the Board established the Strategy and Capital Allocation Committee to review, evaluate and make recommendations to the Board regarding strategic and financial initiatives and opportunities available to the Company, with the goal of strengthening the Company's financial position and maximizing value provided to shareholders. The Strategy and Capital Allocation Committee met zero times in fiscal 2024 and was dissolved following the 2024 Annual Meeting.

Board Diversity

The below Board Diversity Matrix reports self-identified diversity statistics for the Board of Directors.

Board Diversity Matrix								
	As of October 1, 2023				As of September 1, 2024			
Total Number of Directors	7				6			
Part I: Gender Identity	**Female**	**Male**	**Non-Binary**	**Did Not Disclose Gender**	**Female**	**Male**	**Non-Binary**	**Did Not Disclose Gender**
Directors	2	5	0	0	1	5	0	0
Part II: Demographic Background								
African American or Black	0	1	0	0	0	0	0	0
Alaskan Native or Native American	0	0	0	0	0	0	0	0
Asian or South Asian	0	1	0	0	0	1	0	0
Hispanic or Latinx	0	0	0	0	0	0	0	0
Native Hawaiian or Pacific Islander	0	0	0	0	0	0	0	0
White	2	3	0	0	1	4	0	0
Two or More Races or Ethnicities	0	0	0	0	0	0	0	0
LGBTQ+	0	0	0	0	0	0	0	0
Military Veterans	0	0	0	0	0	0	0	0
Directors with disabilities	0	0	0	0	0	0	0	0
Did Not Disclose Demographic Background	0	0	0	0	0	0	0	0

Board Leadership Structure

Under our Amended and Restated By-Laws ("By-Laws"), the Board, in its discretion, may choose a Chairman of the Board. If there is a Chairman of the Board, such person may exercise such powers as provided in the By-Laws or assigned by the Board. Alfred Poe was appointed as Chairman of the Board in June 2023, and served as Chairman of the Board until October 11, 2023, at which time Mr. Pace assumed the role on an interim basis. Mr. Pace's appointment as Chairman became effective on a permanent basis on March 4, 2024, and he continues to serve as the Chairman of the Board as of the date of the annual report.

Notwithstanding the current separation of Chairman of the Board and Chief Executive Officer, our Chairman of the Board is generally responsible for soliciting and collecting agenda items from other members of the Board and the Chief Executive Officer, and the Chief Executive Officer is generally responsible for leading discussions during Board meetings. This structure allows for effective and efficient Board meetings and information flow on important matters affecting the Company. As required under the Nasdaq Listing Rules, a majority of the members of a listed company's board of directors must qualify as "independent," as affirmatively determined by the board of directors. The Board has determined that, other than Mr. Moore, all members of the Board are independent and each of the Audit, Compensation, and Nominating and Corporate Governance Committees of the Board are composed solely of independent directors. Due to the separation of the roles of Chairman of the Board and Chief Executive Officer, the Board believes that non-employee director and executive sessions of the Board, which are attended solely by non-employee directors or independent directors, as applicable, result in an open and free flow of discussion of any and all matters that any director may believe relevant to the Company and/or its management.

Although the roles of Chairman and Chief Executive Officer are currently filled by different individuals, no single leadership model is right for all companies at all times, and the Company has no bylaw or policy in place that mandates this leadership structure. The Nominating and Corporate Governance Committee will evaluate and recommend to the Board any changes in the Board's leadership structure.

Board's Role in Risk Oversight

The Board recognizes that although management is responsible for identifying risk and risk controls related to business activities and developing programs and recommendations to determine the sufficiency of risk identification and the appropriate manner in which to control risk, the Board plays a critical role in the oversight of risk. The Board implements its risk oversight responsibilities by having management provide periodic briefing and informational sessions on the significant risks that the Company faces and how the Company is seeking to control risk if and when appropriate. In some cases, a Board committee is responsible for oversight of specific risk topics. For example, the Audit Committee has oversight responsibility of risks associated with financial accounting and audits, internal control over financial reporting, and the Company's major financial risk exposures, including commodity risk and risks relating to hedging programs. Regarding cybersecurity, the Board appointed Mr. Zaman as the Board's Technology liaison as described above. The Compensation Committee has oversight responsibility of risks relating to the Company's compensation policies and practices. At each regular meeting, or more frequently as needed, the Board considers reports from the Audit Committee and Compensation Committee which provide detail on risk management issues and management's response. The Board, as a whole, examines specific business risks in its periodic reviews of the individual business units, and also of the Company as a whole as part of its regular reviews, including as part of the strategic planning process, annual budget review and approval, and data and cyber security review. Beyond formal meetings, the Board and its committees have regular access to senior executives, including the Company's Chief Executive Officer and Chief Financial Officer. The Company believes that its leadership structure promotes effective Board oversight of risk management because the Board directly, and through its various committees, is regularly provided by management with the information necessary to appropriately monitor, evaluate and assess the Company's overall risk management, and all directors are involved in the risk oversight function.

Compensation-Related Risk

As part of its risk oversight role, our Compensation Committee annually considers whether our compensation policies and practices for all employees, including our executive officers, create risks that are reasonably likely to have a material adverse effect on our Company. In fiscal 2024, the Compensation Committee noted several design features of our compensation programs that reduce the likelihood of excessive risk-taking, including, but not limited to, the following:

- A good balance of fixed and at-risk compensation, as well as an appropriate balance of cash and equity-based compensation.

- Management incentive programs are based on multiple metrics.

- The Compensation Committee is directly involved in setting short- and long-term incentive performance targets and payout intervals, assessing performance against targets, and reviewing/approving the performance goals for the CEO and other executives.

- The Compensation Committee revises the short- and long-term incentive programs annually based on feedback received from shareholders in connection with the Company's stockholder engagement campaigns, so as to ensure the Company's compensation practices align with shareholder expectations.

- Executive annual short-term incentive awards are generally capped at 200% of the target opportunity and the performance-based restricted stock units in the long-term incentive plan are capped at 225% of target opportunity.

- Long-term equity awards are generally made on an annual basis which creates overlapping vesting periods and ensures that management remains exposed to the risks of their decision-making through their unvested equity-based awards for the period during which the business risks are likely to materialize.

- Long-term compensation for senior executives is comprised of restricted stock units that vest ratably over three years and performance-based restricted stock units that are earned based on three-year performance goals. Company shares are inherently subject to the risks of the business, and the combination of options and performance-based restricted stock units ensure that management participates in these risks.

- The number of performance-based restricted stock units ultimately earned by the Company's executives and employees are determined at the end of a three-year performance period based on return on invested capital and total shareholder return ("TSR") metrics that are tracked during the performance period.

- The Company has significant share ownership requirements for executives and non-employee directors. Executive officers are required to hold share-based compensation awards until meeting their ownership requirements. Company shares held by management are inherently subject to the risks of the business.

- Executive compensation is benchmarked annually relative to pay levels and practices at peer companies.

- The Company has a clawback policy in place that provides for the mandatory recovery of both cash- and equity-based compensation paid on the basis of the achievement of financial performance measures in the event of an accounting restatement.

- The Company prohibits employees and directors from hedging or pledging its securities.

- The Compensation Committee is composed solely of independent directors and retains an independent compensation consultant to provide a balanced perspective on compensation programs and practices. The Compensation Committee approves all pay decisions for executive officers.

Stockholder Engagement

The Company has a history of actively engaging with our stockholders. We believe that strong corporate governance should include regular engagement with our stockholders. We have a long-standing, robust stockholder outreach program through which we solicit feedback on our corporate governance, executive compensation program, disclosure practices, and environmental and social impact programs and goals. Investor feedback is shared with our Board as received.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors, certain of our officers, and persons who beneficially own more than 10% of the Company's common stock, par value $1.00 per share ("Common Stock"), to file insider trading reports (Forms 3, 4 and 5) with the SEC relating to the number of shares of Common Stock that they own and any changes in their beneficial ownership. To our knowledge, based solely on our records and certain written representations received from our executive officers and directors, during the fiscal year ended June 30, 2024, all persons related to the Company that are required to file these insider trading reports have filed them in a timely manner, except for a Form 4 filed on October 19, 2023 for Deverl Maserang II, which was previously disclosed in the Company's Form 10-K/A for fiscal 2023 filed with the SEC on October 27, 2023. Copies of the insider trading reports can be found on the Company's website at www.farmerbros.com.

Insider Trading Policy (Including Anti-Hedging and Anti-Pledging Policies)

Our insider trading policy prohibits all employees, officers, directors, consultants and other associates of the Company and certain of their family members from, among other things, purchasing or selling any type of security, whether the issuer of that security is the Company or any other company, while aware of material, non-public information relating to the issuer of the security or from providing such material, non-public information to any person who may trade while aware of such information. The insider trading policy also prohibits employees from engaging in short sales with respect to our securities, purchasing or pledging Company stock on margin and entering into derivative or similar transactions (i.e., puts, calls, options, forward contracts, collars, swaps or exchange agreements) with respect to our securities. We also have procedures that require trades by certain insiders, including our directors and executive officers, to be pre-cleared by appropriate Company personnel. Additionally, such insiders are generally prohibited from conducting transactions involving the purchase or sale of the Company's securities from 12:01 a.m. New York City time on the fourteenth calendar day before the end of each of the Company's four fiscal quarters (including fiscal year end) through 11:59 p.m. New York City time on the business day following the date of the public release containing the Company's quarterly (including annual) results of operations.

ITEM 11.   **Executive Compensation**

We are a "smaller reporting company" under Item 10 of Regulation S-K promulgated under the Exchange Act, and the following compensation disclosure is intended to comply with the requirements applicable to smaller reporting companies. Although the rules allow us to provide less detail about our executive compensation program, the Compensation Committee is committed to providing the information necessary to help stockholders understand its executive compensation-related decisions. Accordingly, this section includes supplemental narratives that describe the Company's compensation program for our Named Executive Officers (defined below).

Compensation Discussion and Analysis

This Compensation Discussion and Analysis describes our executive compensation philosophy, objectives, and programs, the decisions made under those programs and factors considered by our Compensation Committee in fiscal 2024 with respect to the compensation of (i) any person who served as the Company's principal executive officer during any part of fiscal 2024; (ii) the two most highly compensated executive officers other than the Company's principal executive officer who were serving as executive officers at the end of fiscal 2024; and (iii) up to two additional executive officers for whom disclosure would have been provided but for the fact that such person was not serving as an executive officer at the end of fiscal 2024 (collectively, the "Named Executive Officers").

Fiscal 2024 Named Executive Officers

Name	Title (as of June 30, 2024)
John E. Moore III	President and Chief Executive Officer
Tom Bauer	Vice President, Chief Commercial Officer
Jared G. Vitemb	Vice President, General Counsel, Chief Compliance Officer and Secretary
D. Deverl Maserang II	Former President and Chief Executive Officer

Recent Changes in Management

The Company experienced turnover of certain senior management positions during the 2024 fiscal year. Effective September 30, 2023, the Company terminated the employment of D. Deverl Maserang II, its former President and Chief Executive Officer and Scott R. Drake, its former Chief Financial Officer. The Company also terminated the employment of Amber D. Jefferson, its former Chief Human Resources Officer, effective December 1, 2023. These changes were made as part of the Company's transition to a smaller, DSD-focused business following the disposition of its direct ship business and Northlake, Texas facility. Mr. Maserang's duties were assumed by Mr. Moore upon his promotion to interim CEO on October 1, 2023. Mr. Drake's duties were assigned to Brad Bollner upon his promotion to interim CFO on October 1, 2023. Prior to their appointments, Messrs. Moore and Bollner were serving with the Company as Vice President, Head of Coffee and Vice President of Finance, respectively. Ms. Jefferson's duties were assumed by Mr. Vitemb on December 1, 2023. Vance Fisher assumed Mr. Bollner's duties upon Mr. Fisher's appointment as the Company's permanent CFO on June 10, 2024.

Executive Summary

Our executive compensation programs are designed to:

- attract, retain, and motivate talented executives with competitive pay and incentives;

- reward positive results by aligning the economic interests of our executive officers with those of our stockholders;

- motivate executive officers to achieve our short-term and long-term goals by providing "at risk" compensation, the value of which is ultimately based on our future performance, without creating undue risk-taking behavior nor unduly emphasizing short-term performance over long-term value creation; and

- maintain total compensation and relative amounts of base salary, annual, and long-term incentive compensation competitive with those amounts paid by peer companies to remain competitive in the market for talent.

We believe that this design appropriately focuses our executive officers on the creation of long-term value without creating undue risk-taking behavior.

Compensation Policies and Practices-Good Governance

Consistent with our commitment to strong corporate governance, in fiscal 2024, our Board followed the compensation policies and practices described below to drive performance and serve our stockholders' long-term interests:

What We Do

- Our Compensation Committee is composed solely of independent directors, and regularly meets in executive session without members of management present.

- Our Compensation Committee retains an independent compensation consultant to provide it with advice on matters related to executive compensation.

- Our Compensation Committee regularly reviews and assesses the potential risks of our compensation policies and practices.

- The structure of our executive compensation program includes a mix of cash and equity-based compensation, with an emphasis on performance-based compensation.

- The competitiveness of our executive compensation program is assessed by comparison to the compensation programs of peer group companies that are similar to us in terms of industry, annual revenue, and/or other business characteristics.

- Our clawback policy, which was amended and restated in fiscal 2024 for purposes of compliance with Section 10D of the Exchange Act and the Nasdaq listing standards, provides for the mandatory recovery of both cash- and equity-based compensation paid on the basis of the achievement of financial performance measures in the event of an accounting restatement.

- We maintain meaningful stock ownership guidelines for directors and executive officers that promote a long-term stockholder perspective.

What We Do Not Do

- We do not provide for excise tax gross-ups in connection with severance or other payments or benefits arising in connection with a change in control.

- We do not provide for "single trigger" change in control payments or benefits.

- We do not provide guaranteed base salary increases or guaranteed bonuses.

- We do not provide supplemental pension benefits to our Named Executive Officers.

- We do not provide excessive perquisites.

- We do not permit (absent stockholder approval in the case of repricing/exchanging), and have not engaged in, the practice of backdating or re-pricing/exchanging stock options.

- We do not allow directors or executive officers to hedge or short sell Company stock.

- We do not allow directors or executive officers to pledge shares as collateral for a loan or in a margin account.

Results of Recent Advisory Votes, Stockholder Outreach and Changes for 2024

Every year, the Company provides stockholders with the opportunity for an annual vote to approve its executive compensation program on an advisory basis.

As described in last year's proxy statement, the Compensation Committee made several material changes to our executive compensation program that took effect during fiscal 2023 and even more significant changes to our executive compensation program for fiscal year 2024 based largely on the metrics and design that our stockholders told us they prefer to see. We intend to continue to seek and respond to stockholder concerns regarding our executive compensation in future years. Our new LTI program for fiscal year 2024 for NEOs consists of the following design features:

- A new peer group that includes smaller companies to orient the Compensation Committee towards a total group that more closely reflects the size of the Company following the disposition of our direct ship business.

- A mix of 50% time-based Restricted Stock Units ("RSUs") and 50% Performance-based Restricted Stock Units ("PBRSUs").

- The PBRSUs granted in fiscal 2024 measure return on invested capital ("ROIC") based on the achievement of certain thresholds over a three-year period. The ROIC component of the PBRSUs accounts for 75% of the total award, and the TSR modifier accounts for the remaining 25%.

- The ROIC thresholds over the fiscal 2024 to fiscal 2026 performance period are as follows: (1) an annualized average ROIC of 4.3% for a minimum threshold and a 50% payout; (2) an annualized average ROIC of 6.1% for a target threshold and a 100% payout; and (3) an annualized average ROIC of 7.9% for a maximum threshold and a 200% payout.

- The move to ROIC as the principal measure in our LTI program for fiscal 2024 awards differentiates from the Adjusted EBITDA metric that we use in our STI program.

- The switch to a cumulative 3-year performance metric based on ROIC was based on feedback from our stockholder outreach program, as shareholders expressed a view the PBRSU metric should differ from the STI metric and that ROIC is important for the Company to focus on.

- A TSR modifier that can modify amounts earned by adjusted ROIC performance by a factor of 0.80x to 1.5x. ROIC will be measured over three years and generate a payout factor at the end of the three years based on the ROIC achievement over that time period. This payout factor will then be subject to modification based on the Company's absolute cumulative three-year as follows:

Absolute 3-year Cumulative TSR	Modification Factor
≤ 25.0%	0.8x
-25.0% to +24.9%	1.0x
+25.0% to +49.9%	1.20x
+50.0% to +99.9%	1.33x
≥ 100%	1.50x

The purpose of the absolute TSR modifier above is to incentivize achievement of improved shareholder returns over a three-year period.

Oversight of the Executive Compensation Program

Compensation Committee

Under its charter, the Compensation Committee has the duty, among other things, to assess the overall executive compensation structure of the Company, including the compensation for our President and Chief Executive Officer and each of our other Named Executive Officers. In exercising this authority, the Compensation Committee determines the forms and amount of executive compensation appropriate to achieve the Compensation Committee's strategic objectives, including base salary, bonus, incentive or performance-based compensation, equity awards and other benefits.

Compensation Consultant

The Compensation Committee has the authority to retain the services of outside consultants to assist it in performing its responsibilities. In fiscal 2024, the Compensation Committee engaged Meridian Compensation Partners, LLC, an independent compensation consultant ("Meridian") to provide advisory and consulting services relating to the Company's executive officer and director compensation programs, consultation regarding short-term and long-term incentive plan design, consultation regarding CEO pay ratio disclosure, and consultation regarding corporate governance practices and general Compensation Committee matters and processes. In fiscal 2024, the Compensation Committee also engaged Meridian to help determine the compensation of our President and Chief Executive Officer, as well as our other Named Executive Officers.

Meridian provided no other services to the Company or its affiliates during fiscal 2024 other than as described above. The Compensation Committee has determined that Meridian is "independent" according to the criteria required by the SEC in Rule 10C-1 of the Exchange Act.

Management's Role in Establishing Compensation

The compensation of the Named Executive Officers is determined by the Compensation Committee, taking into account the input and recommendations of our President and Chief Executive Officer regarding compensation for those executive officers, and taking into account the input of the Nominating and Corporate Governance Committee and Chairman regarding performance of our President and Chief Executive Officer. The Compensation Committee has sole authority for all final compensation determinations regarding our President and Chief Executive Officer. In fiscal 2024, our President and Chief Executive Officer, Sr. Director of Total Rewards and General Counsel routinely attended the meetings of the Compensation Committee to provide input, as requested by the Compensation Committee and, in the case of the General Counsel, to act as secretary for the meeting; however, no executive officer has any role in approving his or her own compensation, and neither our President and Chief Executive Officer nor any other Named Executive Officer is present during the portion of the meeting at which the Compensation Committee considers their compensation. The Compensation Committee regularly meets in executive session, without members of the management team present, when discussing and approving executive compensation.

Benchmarking and Peer Group Companies

The Compensation Committee compares the pay levels and programs for the Company's executive officers to compensation information from a relevant peer group as well as information from published survey sources. The Compensation Committee uses this comparative data as a reference point in its review and determination of executive compensation but also considers competitive compensation practices and other relevant factors based on the members' collective experience in setting pay. Accordingly, the Compensation Committee does not generally establish compensation at specific benchmark percentiles.

When setting compensation, the Compensation Committee considers other factors in addition to market data, including:

- individual performance;

- impact on long-term stockholder value creation;

- impact on development and execution of Company strategy;

- experience and tenure in role;

- retention;

- trends and competitive factors impacting the labor market;

- internal alignment;

- the impact of macroeconomic conditions, inflationary pressures on the business and management's actions to respond to the uncertain market in fiscal 2024; and

- scope of responsibility.

The Compensation Committee, with the assistance of Meridian, developed and approved the following peer group for purposes of benchmarking the compensation levels of our Named Executive Officers relative to our peers and informing fiscal 2024 pay levels for our Named Executive Officers:

Beyond Meat, Inc.	Bridgford Foods Corporation
BRC, Inc.	Freshpet, Inc.
MGP Ingredients, Inc.	SunOpta, Inc.
The Duckhorn Portfolio, Inc.	The Vita Cocoa Company, Inc.
Village Farms International, Inc.	Vintage Wine Estates, Inc.
Vital Farms, Inc.	Whole Earth Brands, Inc.

The Compensation Committee evaluates our peer group annually and makes adjustments to this peer group when appropriate to reflect changes in relative size or operations of the Company or its peers, or to address changes resulting from mergers, acquisitions or other structural changes. As such, during fiscal 2024, the Compensation Committee made additional changes to the peer group set to remove larger companies and add smaller companies so that the group on the whole is closer in revenue size to Farmer Bros. Specifically, the Compensation Committee removed J&J Snack Foods Corp., Utz Brands, Inc., Hostess Brands, Inc., The Simply Good Foods Company, Calavo Growers, Inc., New Age, Inc. and John B. Sanfilippo & Son, Inc., as each of these had reported revenues greater than $1 billion at the time of the Compensation Committee's review. The Compensation Committee then added The Vita Coco Company, Inc., BRC Inc., Vintage Wine Estates, Inc. and Village Farms International, Inc., as each had reported revenues closer to Farmer Bros. revenues at the time of the Committee's review. These companies were used for benchmarking officer compensation for fiscal 2024 to inform fiscal 2024 pay decisions.

Fiscal 2024 Named Executive Officer Compensation Mix

In fiscal 2024, the Compensation Committee's compensation decisions with respect to our Named Executive Officers, including the revisions to the LTI program for fiscal 2024, reflected strong alignment between pay and performance. We believe that our compensation programs were therefore also strongly aligned with the long-term interests of our stockholders.

The following charts illustrate, with respect to our President and Chief Executive Officer and our other Named Executive Officers as a group, the base salary, target short-term cash incentive compensation, and target long-term equity incentive compensation as a percentage of target total direct compensation for fiscal 2024. As shown below, a significant portion of Named Executive Officer target direct compensation is "at risk" variable compensation rather than fixed compensation, reflecting our philosophy of aligning Named Executive Officer compensation with performance generally and stockholder value creation specifically.


CEO
(JOHN E. MOORE III)
Base Salary
19%
Target Annual
Incentive
19%
Long-Term
Incentives
62%
At Risk Pay Elements
AVERAGE OF OTHER
NAMED EXECUTIVE
OFFICERS
Long-Term
Incentives
30%
Base Salary
44%
Target Annual
Incentive
26%

Key Elements of Fiscal 2024 Executive Compensation Program

Below are the key elements of the Company's fiscal 2024 executive compensation program applicable to our Named Executive Officers.

What We Pay	Why and How We Pay It
Base Salary	• Base salary comprises fixed cash compensation that is designed to provide a reasonable level of Company-wide and individual performance. • Base salaries are reviewed annually and adjusted when appropriate (increases are neither fixed nor guaranteed). • Competitive base salaries are a key component of attracting and retaining executive talent.
Short-Term Cash Incentives	• Annual cash incentives constitute variable "at risk" compensation, payable in cash based on Company-wide and individual performance. These awards are designed to reward achievement of annual financial objectives as well as near term strategic objectives that create momentum that is expected to foster the long-term success of the Company's business. • Company-wide metrics and targets are derived from, and intended to promote, our near-term business strategy. • Individual targets are consistent with our focus on both quantitative and qualitative priorities and thereby reward both attainment of objective metrics and individual contributions.
Long-Term Incentives	• RSUs, as well as PBRSUs subject to both performance- and time-based vesting conditions, are designed to create direct alignment with stockholder objectives, provide a focus on long-term value creation, retain critical talent over extended timeframes and enable key employees to share in value creation. • Performance-based award metrics and targets align with long-term business strategy as well as stock price appreciation creating shareholder value.
Severance Benefits	• Severance benefits provide income and health insurance protection to our Named Executive Officers in connection with certain involuntary terminations of employment. These severance benefits are designed to enable the Named Executive Officers to focus on the best interests of the Company and its stockholders, including in circumstances that may jeopardize the individual's job security. • Enhanced severance benefits are available if the termination of employment occurs in connection with a change in control to ensure continued focus on the best alternatives for the Company and its stockholders, free from distractions caused by personal uncertainties associated with the heightened risk to job security that arises for senior executives in the transactional context. • Severance benefits are also key to attracting and retaining key talent.
Retirement and Welfare Benefits	• A standard complement of retirement, health, welfare and insurance benefits, offered to our Named Executive Officers on terms generally similar to those available to other employees, provides important protections and stability for our Named Executive Officers and their families that help enable our Named Executive Officers to remain focused on their work responsibilities. • These are generally low-cost benefits with a higher perceived value that are intended to help keep our overall compensation package competitive.
Perquisites	• We provide limited perquisites as well as relocation assistance, each intended to facilitate the operation of the Company's business and to assist the Company in recruiting and retaining key executives. • These are also low-cost benefits with a higher perceived value that are intended to help keep our overall compensation package competitive.

Base Salary

Consistent with the established executive compensation philosophy and objectives described above, and utilizing the peer comparisons provided by Meridian, the Compensation Committee approved fiscal 2024 annual base salaries for the Named Executive Officers as shown in the table below.

Named Executive Officers	Fiscal 2024 Annual Base Salary[1]		Fiscal 2023 Annual Base Salary[1]		Annual Base Salary Percentage Change
John E. Moore III [2]	$	450,000	$	275,000	65%
Tom Bauer	$	325,000	$	275,000	18%
Jared G. Vitemb	$	315,000	$	315,000	0%
D. Deverl Maserang II [3]	$	714,000	$	714,000	0%

(1) Annual base salary as of the end of the applicable fiscal year.
(2) Mr. Moore joined the Company as Vice President, Head of Coffee, effective June 5, 2023, was appointed interim Chief Executive Officer, effective October 1, 2023, and was subsequently appointed as the Company's permanent President and Chief Executive Officer, effective January 31, 2024.
(3) Mr. Maserang's employment with the Company was terminated, effective September 30, 2023.

Short-Term Cash Incentives for Fiscal 2024

Fiscal 2024 awards were designed to place a significant portion of each Named Executive Officer's annual cash compensation "at risk" and were designed to align the near-term focus of our Named Executive Officers with our business goals for the relevant period.

For the fiscal 2024 Short-Term Cash Incentive Program, the Compensation Committee used adjusted EBITDA as the relevant performance metric and set a minimum threshold for achievement (described below) which, if achieved, the Compensation Committee believed would reflect a meaningful level of Company profitability and would be aligned with our strategic plan to deliver long-term value to our stockholders. Generating EBITDA is critically important during this time in the Company's history which is why adjusted EBITDA was the primary performance metric for the fiscal 2024 annual cash incentive program.

For this purpose, "adjusted EBITDA" was defined loss from continuing operations excluding the impact of: (i) income tax expense (benefit); (ii) interest expense; (iii) depreciation and amortization expense; (iv) 401(k) and share-based compensation expense; (v) net gains from sales of assets; (vi) severance costs; (vii) loss related to sale of business; and (viii) gain on settlement with Boyd's sellers (for more information, see *Note 21. Preferred Stock*, of the Notes to Consolidated Financial Statements included in the Original Filing).

In fiscal 2024, our Named Executive Officers received no short-term incentive awards as the Company did not achieve its threshold adjusted EBTIDA performance goal.

The following table shows such achievement compared to the Company-wide performance threshold for fiscal 2024.

Metric	Threshold Goal	Target	Maximum	Actual Achievement	Actual Achievement Compared to Target Performance	Payout for Fiscal 2024 Company-wide Performance
	60%	100%	200%			
Adjusted EBITDA	$ 8,700,000	$ 14,500,000	$ 16,500,000	$ 558,000	0%	0%

The following table shows such target achievement compared to actual earned short-term cash incentive for fiscal 2024.

Named Executive Officers	Short-Term Cash Incentive Target (% of Base Salary)	Short-Term Cash Incentive Target ($ amount)	Short-Term Cash Incentive Earned
John E. Moore III	100%	$ 450,000	$ 0
Tom Bauer	60%	$ 195,000	$ 0
Jared G. Vitemb	60%	$ 189,000	$ 0
D. Deverl Maserang II	100%	$ 714,000	$ 0

Long-Term Incentive Compensation

Awards

The fiscal 2024 long-term incentives were designed to be competitive with market and directly align our incentives with our long-term business priorities and compensation outcomes to Company performance and shareholder interests. The Compensation Committee believes that the fiscal 2024 long-term incentive program facilitates strong pay for performance alignment in that the RSUs only appreciate in value to the extent that the stock price appreciates, and the PBRSUs only vest to the extent that the performance goals are achieved, placing the emphasis on stock price and stockholder alignment on internal Company performance and business strategy. The Compensation Committee also believes that long-term incentives serve as a retention tool for key executives, which is particularly important in this competitive market for talent.

Our practice historically has been to grant annual normal-cycle long-term incentive awards generally in the second quarter of the fiscal year, with interim grants for new hires and promotions after the annual grant date being made on the first day of the calendar month following the hire or promotion, as applicable.

Fiscal 2024 Awards

Restricted Stock Units

In fiscal 2024, except for the inducement grants described below under the caption "*John E. Moore III Promotional Grants,*" all of the RSUs granted to each of our Named Executive Officers were made under the Amended and Restated 2017 Long-Term Incentive Plan (the "2017 Plan") and vest ratably over three years, with one-third of the total number of shares subject to each such RSUs vesting on each of the first three anniversaries of the grant date, contingent on continued employment.

Performance-Based Restricted Stock Units

In fiscal 2024, the PBRSUs granted to our Named Executive Officers under the 2017 Plan cliff vest at the end of the three-year performance period based upon achievement of ROIC (as defined above for purposes of fiscal 2023 cash incentive) performance goals for the performance period July 1, 2024 through June 30, 2026.

For fiscal 2024, performance against ROIC targets for each year will determine a payout factor for that year which can range from 0% to 200% of target. At the end of the 3-year performance period, the average payout factor for each of the three one-year ROIC measurement periods will be calculated. This three-year average payout factor for ROIC performance is then subject to modification based on Farmer Bros. three-year TSR, which is applied to the preliminary payout factor determined by the ROIC target to determine a final payout factor between 0% and 225% of target for the full 3-year measurement period for PBRSUs. No PBRSUs can be earned or paid prior to the conclusion of the full three-year measurement period when the final full three-year achievement is determined.

Our performance goals for ROIC are based on business forecasts and relevant expectations reflecting our strategic plans and aspirations to grow our business. The Compensation Committee has historically established aggressive, yet achievable performance goals intended to motivate the Company's executive officers to achieve internal goals and results that will benefit the Company's stockholders, while maintaining strong alignment between pay and performance. Actual achievement of the three-year performance goals for the PBRSU awards granted in fiscal 2024 will be reflected in our proxy statement that reports the payouts at the end of the three-year performance period.

John E. Moore III Promotional Grants

In connection with his hiring on June 5, 2023, Mr. Moore received an inducement grant material to his entering into employment with the Company (the "Inducement Award"), which was made under the Farmer Bros. Co. 2020 Inducement Incentive Plan (the "Inducement Award Plan"). Mr. Moore's inducement grant consisted of 24,916 RSUs, which vest ratably over three years, with one-third of the total number of shares subject to each such RSUs vesting on each of the first three anniversaries of the grant date, contingent on his continued employment.

In connection with his appointment as Interim CEO on October 1, 2023, Mr. Moore received a grant of 37,735 RSUs under the 2017 Plan to compensate Mr. Moore for the additional duties that he would be undertaking as Interim CEO.

Following his permanent appointment as President and CEO on January 31, 2024, Mr. Moore received the following awards, each of which was granted under the 2017 Plan: (i) a top-up grant of 91,961 RSUs; and (ii) a top-up grant of 91,961 PBRSUs, which are subject to the same performance goals described above under the caption "*Performance-Based Restricted Stock Units.*"

In addition, Mr. Moore received 122,615 PRBSUs in connection with his permanent appointment as President and CEO. The performance goal applicable to these PBRSUs shall be met, upon the earliest to occur of the following: (a) the first date following February 12, 2024 on which the volume-weighted average price per share of the Company's Common Stock (as reported on the NASDAQ Global Select Market or such other stock exchange or national market that constitutes the principal trading market for the Common Stock) over the immediately preceding ninety (90) consecutive trading days was greater than or equal to six dollars ($6.00) per share (the "VWAP Target"), or (b) the occurrence of a Change in Control pursuant to which the Company's Common Stock is valued at six dollars ($6.00) per share or more (the "Change in Control Target"). These PBRSUs shall expire if neither the VWAP Target nor the Change in Control Target has been met by June 30, 2026.

Change in Control Severance Agreements

The Company is party to severance agreements with each of the Named Executive Officers. During fiscal 2023, the Company adopted and approved certain revisions to the form of severance agreement for executive officers, and on June 30, 2023, entered into new severance agreements with each Named Executive Officer, other than Mr. Maserang, on such form (each, a "Severance Agreement" and collectively, the "Severance Agreements"). The Severance Agreements superseded and replaced the prior change in control severance agreement in place between the Company and the related Named Executive Officer, effective as of June 30, 2023. A detailed description of the severance benefits each Named Executive Officer is due to receive based on their Employment Agreement and/or Severance Agreement is set forth below under the heading "Named Executive Officer Compensation-Potential Payments Upon Termination or Change in Control."

These agreements were entered into, and continue in effect, to achieve the following objectives: (a) assure the Named Executive Officers' full attention and dedication to the Company, free from distractions caused by personal uncertainties and risks related to a pending or threatened change in control; (b) assure the Named Executive Officers' objectivity with respect to stockholders' interests in a change in control scenario; (c) assure the fair treatment of the Named Executive Officers in the event of a termination without cause or resignation for good reason following a following a change in control; (d) formalize the Company's historic severance practices in the event of a termination without cause or resignation with good reason outside of a change in control; and (e) attract and retain key talent during uncertain times. The agreements are structured so that payments and benefits are provided if there is a qualifying termination of employment ("single trigger"), either by us (other than for "Cause," disability or death), or by the Named Executive Officer in connection with a resignation for "Good Reason" (as each term is defined in the Severance Agreements).

Retirement and Welfare Benefits

The Named Executive Officers receive the same welfare benefits as those received by our employees generally, including medical, dental, life, disability and accident insurance.

The Named Executive Officers are eligible on the same basis as our employees generally to participate in the Company's 401(k) plan. The value of the Named Executive Officers' 401(k) balances depends solely on the performance of investment alternatives selected by the applicable Named Executive Officer from among the alternatives offered to all participants. All investment options in the 401(k) are market-based, meaning there are no "above-market" or guaranteed rates of return.

The Company match was made in Common Stock to help the Company manage its cash position as it emerged from the impacts of COVID-19. The stock match was replaced with a cash match, effective January 1, 2024. The Company made the decision to temporarily discontinue the cash matching program on August 1, 2024, and the Company does not currently have a 401(k) matching program.

Perquisites

We believe that offering certain limited perquisites facilitates the operation of our business, allows our Named Executive Officers to better focus their time, attention and capabilities on our business, and assists the Company in recruiting and retaining key executives. We also believe that the perquisites offered to our Named Executive Officers are generally consistent with practices among companies in our peer group.

It is the Company's and the Compensation Committee's intention to continually assess business needs and evolving practices to ensure that perquisite offerings are competitive and reasonable.

Compensation Policies and Practices

Stock Ownership Guidelines

The Board has adopted Stock Ownership Guidelines to further align the interests of the Company's executive officers with the interests of the Company's stockholders. Under the stock ownership guidelines, an executive officer is not permitted to sell any shares of Common Stock received as a result of grants under the Company's long-term incentive plans unless the executive officer achieves and maintains the applicable threshold share ownership level set forth in the table below. Further, under the stock ownership guidelines, a non-employee director is expected to own and hold during his or her service as a Board member a number of shares of Common Stock with a value of at least four times his or her annual cash retainer for service on the Board, and is not permitted to sell any shares of Common Stock received as grants under the Company's long-term incentive plans unless and until the non-employee director achieves and maintains this threshold share ownership level.

Shares of Common Stock that count toward satisfaction of these guidelines include: (i) shares of Common Stock owned outright by the executive officer or non-employee director and his or her immediate family members who share the same household, whether held individually or jointly; (ii) restricted stock or restricted stock units (whether or not the restrictions have lapsed); (iii) shares of Common Stock held in trust for the benefit of the executive officer or non-employee director or his or her family; and (iv) shares of Common Stock issuable under vested options held by the executive officer or non-employee director.

Position	Value of Shares Owned
Chief Executive Officer	4x base salary
Other Executive Officers	2x base salary
Non-Employee Directors	4x Annual Cash Retainer

Clawback Policy on Executive Compensation in Restatement Situations

In August 2023, for purposes of compliance with Section 10D of the Exchange Act and the Nasdaq listing standards, the Compensation Committee approved the Company's Amended and Restated Policy on Executive Compensation in Restatement Situations (the "Clawback Policy"). The Clawback Policy provides that, in the event the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the federal securities laws, the Company will recover (on a pre-tax basis) the amount of incentive-based compensation received by its current and former executive officers in excess of the amount of incentive-based compensation that would have been received had it been determined based on the restated amount, subject to limited exceptions.

Accounting Standards

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718 requires us to recognize an expense for the fair value of share-based compensation awards. Grants of stock options, restricted stock and PBRSUs under the Company's long-term incentive plans are accounted for under FASB ASC Topic 718. The Compensation Committee considers the accounting implications of significant compensation decisions, especially in connection with decisions that relate to our long-term incentive program. As accounting standards change, the Company may revise certain programs to appropriately align accounting expenses of our share-based compensation awards with our overall executive compensation philosophy and objectives.

Summary Compensation Table

The following table sets forth summary information concerning compensation awarded to, earned by, or paid to each of our Named Executive Officers for all services rendered in all capacities to the Company and its subsidiaries in the last three fiscal years. For a complete understanding of the table, please read the footnotes and narrative disclosures that follow the table.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
John E. Moore III[1] *President and Chief Executive Officer*	2024	346,538	-	1,499,296	-	-	100,086	1,945,920
Tom Bauer [2] *Vice President, Chief Commercial Officer*	2024	291,346	-	217,800	-	-	5,034	514,180
Jared G. Vitemb *Vice President, General Counsel, Secretary and Chief Compliance Officer*	2024	315,000	157,500	217,800	-	-	23,470	713,770
	2023	310,961	-	224,998	-	-	16,759	552,718
D. Deverl Maserang II[3] *Former President and Chief Executive Officer*	2024	205,962	-	-	-	-	1,045,937	1,251,899
	2023	704,846	-	1,499,994	-	-	9,900	2,214,740

(1) Mr. Moore joined the Company as Vice President, Head of Coffee, effective June 5, 2023, was appointed interim Chief Executive Officer, effective October 1, 2023, and was subsequently appointed as the Company's permanent President and Chief Executive Officer, effective January 31, 2024. Mr. Moore also became a director on January 24, 2024. Mr. Moore was not a Named Executive Officer in fiscal 2023.

(2) Mr. Bauer joined the Company in 2023 as the Vice President of Direct Store Delivery and currently serves as the Company's Chief Commercial Officer. Mr. Bauer was not a Named Executive Officer in fiscal 2023.

(3) Mr. Maserang's employment with the Company was terminated, effective September 30, 2023.

Salary (Column C)

The amounts reported in column C represent base salaries earned by each of the Named Executive Officers for the fiscal year indicated, prorated based on applicable start dates during the fiscal year or the dates of resignation or termination. The amounts shown include amounts contributed by the employee to the Company's 401(k) Plan.

Bonus (Column D)

The amounts reported in column D represent bonuses received by Mr. Vitemb during fiscal 2024 in connection with his entry into a Retention Agreement with the Company, pursuant to which he received $157,500 as a one-time cash payment on September 13, 2023 following execution of the agreement.

Stock Awards (Column E)

The amounts in column E include the aggregate grant date fair value of the annual RSU and/or PBRSU awards, as applicable, received by such Named Executive Officer for each reported fiscal year. A discussion of the assumptions used in calculating the amounts in this column may be found in Note 14 to our audited consolidated financial statements for the fiscal year ended June 30, 2024 included in our 2024 Form 10-K, except that, as required by applicable SEC rules, we did not reduce the amounts in this column for any forfeitures relating to service-based (time-based) vesting conditions.

For annual PBRSU awards in each of fiscal 2024 and fiscal 2023, we have reported the fair value of the award based upon the probable satisfaction of the performance conditions as of the grant date. The maximum aggregate grant date fair value that would have been received if the highest level of performance was achieved in fiscal 2023 would have been $1,687,492 for Mr. Maserang. The maximum aggregate grant date fair value that would have been received if the highest level of performance was achieved in fiscal 2024 would have been $1,233,606 for Mr. Moore, $245,025 for Mr. Bauer, and $245,025 for Mr. Vitemb. These amounts do not reflect the Company's expense for accounting purposes for these awards, and do not represent the actual value that may be realized by the Named Executive Officers. For further information on these awards, see the Grants of Plan-Based Awards Table and Outstanding Equity Awards at Fiscal Year-End Table in this Amendment.

Non-Equity Incentive Plan Compensation (Column G)

The amounts reported in column G represent the aggregate dollar value of the annual incentives earned by the Named Executive Officers under the 2017 Plan for fiscal 2022 under the short-term incentive plan for the relevant fiscal year. As a result of the Company's failure to achieve threshold levels of performance in fiscal 2023 and fiscal 2024, no payouts are reported for any of the Named Executive Officers during those periods. In accordance with SEC rules, the actual annual incentive amounts earned by the Named Executive Officers are reflected in the Summary Compensation Table in the fiscal year earned, even though these annual incentive amounts are paid in the subsequent fiscal year.

All Other Compensation (Column H)

The amounts reported in column H include the following:

All Other Compensation[1]

Name	Year	Company Contributions to 401(k) Plan ($) [2]	Relocation Expense ($)[3]	Payments Under Severance Agreements ($) [4]
John E. Moore III				
President and Chief Executive Officer	2024	4,570	95,515	-
Tom Bauer				
Vice President, Chief Commercial Officer	2024	5,034		-
Jared G. Vitemb				
Vice President, General	2024	23,470	-	-
Counsel, Secretary and Chief Compliance Officer	2023	16,759		-
D. Deverl Maserang II				
Former President and Chief	2024	937	-	1,045,000
Executive Officer	2023	9,900	-	-

(1) Except as set forth in the table, the total value of all perquisites and other personal benefits received by each of our Named Executive Officers did not exceed $10,000 in fiscal 2024 and has been excluded from the table.

(2) Represents the Company's contribution under the 401(k) including the Company matching contribution and the Qualified Non-elective Contribution (QNEC). Company contributions (and any earnings thereon) are 100% vested. The QNEC contributions were made in Common Stock.

(3) The figure presented in this column for Mr. Moore reflects relocations expenses paid on behalf of the Company in connection with Mr. Moore's move from New York to Texas.

(4) Represents severance payments made to Mr. Maserang in connection with termination of his employment. See "Severance Agreements" below for more information.

Total Compensation (Column I)

The amounts reported in column I are the sum of columns C through H for each of the Named Executive Officers.

Fiscal 2024 Grants of Plan-Based Awards

The following table sets forth, for each of our Named Executive Officers, the plan-based awards granted to each of our Named Executive Officers during fiscal 2024.

Name and Award Type	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards[1]			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards[2]
		Threshold ($)[3]	Target ($)[3]	Maximum ($)[3]	Threshold (#)	Target (#)	Maximum (#)				
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
John E. Moore III *President and Chief Executive Officer*											
RSU Inducement Award	07/03/2023							24,916			74,997
RSU	09/13/2023							37,735			81,508
RSU	11/13/2023							45,000			108,900
PBRSU	11/13/2023					45,000	101,250				108,900
RSU								91,961			337,497
PBRSU	02/12/2024					91,961	206,912				337,497
PBRSU	02/12/2024					122,615	122,615				449,997
Tom Bauer *Vice President, Chief Commercial Officer*											
RSU								45,000			108,900
PBRSU						45,000	101,250				108,900
Jared G. Vitemb *Vice President, General Counsel, Secretary and Chief Compliance Officer*											
RSU								45,000			108,900
PBRSU						45,000	101,250				108,900
D. Deverl Maserang II *Former President and Chief Executive Officer*	-	-	-	-	-	-	-	-	-	-	-

(1) Represents PBRSU awards granted to our Named Executive Officers in fiscal 2024 which cliff vest as described above based upon achievement of return on invested capital performance goals and TSR for the performance period of July 1, 2023 through June 30, 2026, except for the grant of 122,615 PBRSUs to John Moore which vest upon the achievement of the stock price target described above.

(2) Reflects the grant date fair value of restricted stock and PBRSU awards computed in accordance with FASB ASC Topic 718. A discussion of the assumptions used in calculating the amounts in this column may be found in Note 14 to our audited consolidated financial statements for the fiscal year ended June 30, 2024, included in our 2024 Form 10-K, except that, as required by applicable SEC rules, we did not reduce the amounts in this column for any risk of forfeiture relating to service-based (time-based) vesting conditions. The amount reported for PBRSU awards is based upon the probable satisfaction of the performance conditions as of the grant date.

(3) Represents annual cash incentive opportunities under the Short-Term Cash Incentive Program based on the Company's achievement of certain metrics, as determined by the Compensation Committee. Our Named Executive Officers received no cash payout under the Short-Term Cash Incentive Program in fiscal 2024. Annual cash incentive awards earned by our Named Executive Officers for performance in respect of a fiscal year are paid during the subsequent fiscal year. Such earned awards are included in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth summary information regarding the outstanding equity awards at June 30, 2024 granted to each of our Named Executive Officers.

Name and Award Type (a)	Option Awards Number of Securities Underlying Unexercised Options (#) Exercisable[1] (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable[1] (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Stock Awards Number of Shares or Units of Stock That Have Not Vested (#)[2] (g)	Market Value of Shares or Units of Stock That Have Not Vested ($)[3] (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[4] (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[3] (j)
John E. Moore III *President and Chief Executive Officer*									
RSU Inducement Award	-	-	-	-	-	24,916	66,775	-	-
FY 2023 RSU	-	-	-	-	-	37,735	101,130	-	-
FY 2023 RSU	-	-	-	-	-	45,000	120,600	-	-
FY 2023 PBRSU	-	-	-	-	-	-	-	45,000	120,600
FY 2023 RSU	-	-	-	-	-	91,961	246,455	-	-
FY 2023 PBRSU	-	-	-	-	-	-	-	91,961	246,455
FY 2023 PBRSU	-	-	-	-	-	122,615	328,608	-	-
Tom Bauer *Vice President, Chief Commercial Officer*									
FY 2023 RSU	-	-	-	-	-	6,654	20,936	-	-
FY 2024 RSU	-	-	-	-	-	45,000	120,600	-	-
FY 2024 PBRSU	-	-	-	-	-	-	-	45,000	120,600
Jared G. Vitemb *Vice President, General Counsel, Secretary and Chief Compliance Officer*									
FY 2022 RSU	-	-	-	-	-	31,034	83,171	-	-
FY 2023 RSU	-	-	-	-	-	11,719	31,407		
FY 2023 CRSU	-	-	-	-	-	11,719	31,407		
FY 2024 RSU	-	-	-	-	-	45,000	120,600		
FY 2024 PBRSU	-	-	-	-	-			45,000	120,600
D. Deverl Maserang II [5] *Former President and Chief Executive Officer*	-	-	-	-	-	-	-	-	-

(1) Stock options vest in equal ratable installments on each of the first three anniversaries of the date of grant, contingent on continued employment through the applicable vesting date, and subject to accelerated vesting in certain circumstances.

(2) Restricted stock units vest in equal ratable installments on each of the first three anniversaries of the date of grant, contingent on continued employment through the applicable vesting date, and subject to accelerated vesting in certain circumstances.

(3) The market value was calculated by multiplying the closing price of our Common Stock on June 28, 2024 ($2.68) by the number of shares of Common Stock underlying the unvested RSUs or PBRSUs.

(4) PBRSU awards cliff vest following the expiration of the three-year performance period upon the certification by the Compensation Committee of the Company's achievement of performance goals for the three-year performance, subject to certain continued employment conditions and subject to the acceleration provisions of the 2017 Plan and restricted stock unit award agreement. At the end of the three-year performance period, the number of PBRSUs that actually vest will be 0% to 225% of the target amount, depending on the extent to which the Company meets or exceeds the achievement of those performance goals measured over the full three-year performance period, with payouts for performance between threshold and target, and between target and maximum determined by reference to a matrix established by the Compensation Committee. The target number of PBRSUs is presented in the table.

(5) Mr. Maserang's employment with the Company was terminated, effective September 30, 2023. In connection with his termination, the Compensation Committee of the Board approved the partial acceleration of vesting of an award of 117,187 RSUs that were granted to Mr. Maserang on November 1, 2022 so that 35,806 RSUs vested in full on September 30, 2023. These RSUs represent approximately 92% of the RSUs that were originally scheduled to vest on November 1, 2023 if Mr. Maserang had remained employed on such date. All of Mr. Maserang's remaining outstanding and unvested equity awards were forfeited in connection with his termination.

Option Exercises and Stock Vested During Fiscal 2024

Name (a)	Option Awards Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Stock Awards Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e)
John E. Moore III *President and Chief Executive Officer*	-	-	-	-
Tom Bauer *Vice President, Chief Commercial Officer*	-	-	3,326	9,945
Jared G. Vitemb *Vice President, General Counsel, Secretary and Chief Compliance Officer*	-	-	5,859	14,706
D. Deverl Maserang II *Former President and Chief Executive Officer*	-	-	249,311	589,785

Pension Benefits

None of our Named Executive Officers are entitled to payments or other benefits at, following, or in connection with retirement.

Change in Control and Termination Arrangements

The Company previously entered into change in control severance agreements with each of the Named Executive Officers other than Mr. Maserang. On June 30, 2023, Messrs. Moore, Vitemb, and Bauer (each, an "Executive") entered into Severance Agreements with the Company on the revised form approved by the Compensation Committee, each of which superseded and replaced the prior change in control severance agreement in place between the Company and the related Executive, effective as of June 30, 2023.

The severance obligations paid to Mr. Maserang under that certain Maserang Employment Agreement in connection with his termination are further described below.

Severance Agreements

Under the Severance Agreements, if an Executive is terminated other than for "Cause" (as defined below) or resigns for "Good Reason" (as defined below) (each, a "Qualifying Termination"), in each case during the period beginning on the effective date of a "Change in Control" (as defined below) and ending on the first anniversary of such date (such period, the "Change in Control Period"), then such Executive will be eligible to receive the following severance benefits (less applicable tax withholdings), as further described in and payable pursuant to the terms of the related Severance Agreement:

- Accrued benefits, including earned but unpaid salary, bonus payment for the previous fiscal year (if any), vacation time and reimbursements, payable in a lump sum on the first regular pay date following the Executive's separation from service;
- A payment of an amount equal to two (2) times the sum of base salary and the amount the executive would pay on an annual basis for COBRA, payable in a lump sum within the fifteen (15) day period following the Qualifying Termination;
- A lump sum payment equal to a pro-rated portion of target bonus, payable in a lump sum within the fifteen (15) day period following the Qualifying Termination; and
- Up to $20,000 in outplacement services.

If an Executive experiences a Qualifying Termination outside of the Change in Control Period, then such Executive will be eligible to receive the following severance benefits (less applicable tax withholdings), as further described in and payable pursuant to the terms of the related Severance Agreement:

- Accrued benefits, including earned but unpaid salary, bonus payment for the previous fiscal year (if any), vacation time and reimbursements, payable in a lump sum payment on the first regular pay date following the Executive's separation from service, subject to the limitations described in the related Severance Agreement;
- An amount equal to the sum of base salary and the amount the executive would pay on an annual basis for COBRA, payable in regular bi-weekly installments on the Company's regular pay dates, commencing on the first regular pay date following the Executive's separation from service; and
- A payment equal to a pro-rated portion of annual bonus based on actual performance, payable on the date such payments are made to similarly situated employees, but in no event later than September 15 of the year following such Executive's separation from service.

To receive the severance benefits above upon a Qualifying Termination, the Executive must sign and not revoke a general release of claims in favor of the Company by the deadline set forth in the related Severance Agreement.

In addition, if an Executive experiences a separation from service on account of death or disability, then such Executive or such Executive's estate, as applicable, will be eligible to receive the following severance benefits (less applicable tax withholdings), as further described in and payable pursuant to the terms of the related Severance Agreement:

- Accrued benefits, including earned but unpaid salary, bonus payment for the previous fiscal year (if any), vacation time and reimbursements, payable in a lump sum payment on the sixtieth (60th) calendar day following the Executive's separation from service; and

- A payment in an amount equal to twelve times the monthly cost for COBRA, payable in a lump sum payment on the sixtieth (60th) calendar day following the Executive's separation from service.

If any of the payments provided for under the Severance Agreements or otherwise payable to any Executive would constitute "parachute payments" within the meaning of Section 280G of the Internal Revenue Code and would be subject to the related excise tax under Section 4999 of the Internal Revenue Code, then such Executive will be entitled to receive either full payment of benefits or such lesser amount which would result in no portion of the benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to such Executive.

The Severance Agreements each have a one-year term and provide for automatic renewal for additional one-year periods thereafter, unless the Company or the related Executive provides notice of non-renewal to the other party.

For purposes of the Severance Agreements:

- A "Change in Control" generally will be deemed to have occurred at any of the following times:

    o   Upon the acquisition by any person, entity or group of beneficial ownership of 50% or more of either the then-outstanding Common Stock or the combined voting power of the Company's then-outstanding securities entitled to vote generally in the election of directors;
    o   Upon the approval of the stockholders of the Company of a reorganization, merger, consolidation, complete liquidation, or dissolution of the Company, the sale or disposition of all or substantially all of the assets of the Company or any similar corporate transaction (other than any transaction with respect to which persons who were the stockholders of the Company immediately prior to such transaction continue to hold shares of Common Stock representing at least 50% of the outstanding Common Stock of the Company or such surviving entity or parent or affiliate thereof immediately after such transaction); or
    o   At the time individuals who were members of the Board at the effective time of the Severance Agreement (or whose election, or nomination for election, was approved by a vote of at least a majority of the members of the Board at the effective time of the Severance Agreement, but excluding any such individual whose initial election or assumption of office occurs as a result of either an actual or threatened election contest) cease for any reason to constitute at least a majority of the Board.

- "Cause" means (a) the willful and continued failure of the executive to perform the executive's material job duties with the Company and/or its subsidiaries (other than any such failure resulting from becoming disabled), after a written demand for substantial performance is delivered to the executive by the Company which specifically identifies the manner in which the Company believes that the executive has not substantially performed the executive's duties and the executive has had an opportunity for thirty (30) days to cure such failure after receipt of such written demand; (b) engaging in an act (whether by act or omission) of willful misconduct, fraud, embezzlement, misappropriation or theft which results in damage to the Company and/or its subsidiaries; (c) conviction of the executive of, or the executive pleading guilty or nolo contendere to, a felony (other than a violation of a motor vehicle or moving violation law) or a misdemeanor if such misdemeanor (A) is reasonably expected to or actually causes material damage to the Company and/or its subsidiaries; or (B) involves the commission of a criminal act against the Company and/or its subsidiaries; or (d) the breach by the executive of any material provision of, or inaccuracy in any material respect of any representation made by the executive in, the Company's policies or any agreement to which the executive is party with the Company or its affiliates, that is not cured within thirty (30) days of written notice from the Company setting forth with reasonable particularity such breach or inaccuracy, provided that, if such breach or inaccuracy is not capable of being cured within 30 days after receipt of such notice, the executive shall not be entitled to such cure period.

- "Good Reason" means, without the executive's consent: (a) a material reduction in the executive's base salary, other than pursuant to a reduction applicable to all executives or employees of the Company generally; (b) a move of the executive's primary place of work more than fifty (50) miles from its current location; or (c) a material diminution in the executive's normal duties and responsibilities, including, but not limited to, the assignment without the executive's consent of any diminished duties and responsibilities which are inconsistent with the executive's positions, duties and responsibilities with the Company and/or its subsidiaries on the date of the Severance Agreement, or a materially adverse change in the executive's reporting responsibilities or titles as in effect on the date of the Severance Agreement, or any removal of the executive from or any failure to re-elect the executive to any of such positions, except in connection with the termination of the executive's employment for Cause or upon death, the executive becoming disabled, voluntary resignation or other termination of employment by the executive without Good Reason; provided that, in each case, the executive must provide at least thirty (30) days' prior written notice of termination for Good Reason within thirty (30) days after the occurrence of the event that the executive claims constitutes Good Reason, and the Company shall have the opportunity to cure such circumstances within thirty (30) days of receipt of such notice. For the avoidance of doubt, Good Reason shall not exist hereunder unless and until the 30-day cure period following receipt by the Company of the executive's written notice expires and the Company shall not have cured such circumstances, and in such case the executive's employment shall terminate for Good Reason on the day following expiration of such 30-day notice period.

In the event of a Named Executive Officer's termination of employment other than for "Cause" or due to death or "Disability", or in the event of a Named Executive Officer's "Resignation for Good Reason" (each, as defined in the Severance Agreements), in each case, in connection with a Change in Control or Threatened Change in Control, each of the Named Executive Officers will be entitled to the payments and benefits shown in the tables below.

Maserang Employment Agreement

Under the Maserang Employment Agreement, Mr. Maserang was eligible to receive severance payments in the event of his termination without Cause (as defined in the Maserang Employment Agreement) or resignation with Good Reason (as defined in the Maserang Employment Agreement), whether or not in connection with a change in control. Upon the occurrence of either of the aforementioned events, contingent upon the execution and non-revocation of a general release of claims in favor of the Company by Mr. Maserang by the deadline set forth in the Maserang Employment Agreement, Mr. Maserang would have been eligible to receive the following severance benefits (less applicable tax withholdings), as further described in and payable pursuant to the terms of the Maserang Employment Agreement:

- The sum of his base salary then in effect and his target annual bonus for the fiscal year in which his separation from service occurs, payable in equal installments for a period of twelve (12) months;

- Partially Company-paid COBRA coverage under the Company's health plan for himself and his spouse for a period of twelve (12) months following his separation from service;

- An annual bonus for the fiscal year in which his separation from service occurs, based on actual achievement against the Performance Criteria (as defined in the Maserang Employment Agreement), prorated for the period that Mr. Maserang was employed during the relevant fiscal year; and

- If such termination occurs after the end of the fiscal year, but before any bonus for the fiscal year is paid, then the payment of any such earned bonus.

Potential Payments Upon Termination or Change in Control

The following table sets forth the estimated payments and benefits that would be provided to our Named Executive Officers upon termination or a change in control, assuming the trigger event took place on June 30, 2024, except for Mr. Maserang, for whom the table reports what he received in connection with his departure from the Company during fiscal 2024. The actual amount of payments and benefits can only be determined at the time of such a termination or change in control, and therefore the actual amounts may vary from the estimated amounts in the tables below. Descriptions of how such payments and benefits are determined under the circumstances, material conditions and obligations applicable to the receipt of payments or benefits and other material factors regarding such agreements, as well as other material assumptions that we have made in calculating the estimated compensation, follow these tables.

Name	Termination Without Cause or Resignation for Good Reason Outside of Change in Control Period[1]	Termination Without Cause or Resignation for Good Reason Within Change in Control Period[2]	Termination for Cause or Resignation Absent Good Reason
John E. Moore III			
President and Chief Executive Officer			
Base Salary Continuation [3]	450,000	900,000	0
Annual Incentive Payments[4]	0	0	0
Value of Accelerated Stock Options	0	0	0
Value of Accelerated Restricted Stock	0	534,960	0
Value of Accelerated PBRSUs [5]	0	367,055	0
Health and Dental Insurance	22,065	22,065	0
Outplacement Services	0	20,000	0
Total Pre-Tax Benefit	472,065	1,844,080	0
Tom Bauer			
Vice President, Chief Commercial Officer			
Base Salary Continuation [3]	325,000	650,000	0
Annual Incentive Payments[4]	0	0	0
Value of Accelerated Stock Options	0	0	0
Value of Accelerated Restricted Stock	0	138,433	0
Value of Accelerated PBRSUs [5]	0	120,600	0
Health and Dental Insurance	14,022	14,022	0
Outplacement Services	0	20,000	0
Total Pre-Tax Benefit	339,022	943,055	0
Jared G. Vitemb			
Vice President, General Counsel, Secretary and Chief Compliance Officer			
Base Salary Continuation [3]	315,000	630,000	0
Annual Incentive Payments[4]	0	0	0
Value of Accelerated Stock Options	0	0	0
Value of Accelerated Restricted Stock	0	266,585	0
Value of Accelerated PBRSUs [5]	0	120,600	0
Health and Dental Insurance	21,137	21,137	0
Outplacement Services	0	20,000	0
Total Pre-Tax Benefit	336,137	1,058,322	0
D. Deverl Maserang II			
Former President and Chief Executive Officer			
Base Salary Continuation [3]	1,455,000	-	-
Annual Incentive Payments[4]	0	-	-
Value of Accelerated Stock Options	0	-	-
Value of Accelerated Restricted Stock [6]	92,380	-	-
Value of Accelerated PBRSUs	0	-	-
Health and Dental Insurance	13,173	-	-
Outplacement Services	0	-	-
Total Pre-Tax Benefit	1,560,553	-	-

(1) "Change in Control Period" has the meaning set forth in the Severance Agreements.

(2) "Change in Control Period" has the meaning set forth in the Severance Agreements.

(3) Amounts include Named Executive Officer's base salary as well as amounts such Named Executive Officer would pay on an annual basis for COBRA.

(4) Because the Company did not meet its fiscal 2024 adjusted EBITDA target, no annual incentives are payable pursuant to the Severance Agreements.

(5) This row reports the intrinsic value of unvested portions of the Named Executive Officer's PBRSUs that would accelerate in the scenarios described above. This value is calculated by multiplying $2.68 (the closing price of our Common Stock as reported by the Nasdaq Global Select Market on June 28, 2024, the hypothetical acceleration date) by the number of PBRSUs subject to the accelerated portion of the award.

(6) In connection with Mr. Maserang's termination, the Compensation Committee of the Board approved the partial acceleration of vesting of

an award of 117,187 RSUs that were granted to Mr. Maserang on November 1, 2022 so that 35,806 RSUs vested in full on September 30, 2023. These RSUs represent approximately 92% of the RSUs that were originally scheduled to vest on November 1, 2023 if Mr. Maserang had remained employed on such date. Otherwise, all of Mr. Maserang's remaining outstanding and unvested equity awards were forfeited in connection with his termination.

<u>Value of Accelerated Vesting of Equity Awards</u>

Under the terms of the Named Executive Officers' outstanding awards, in the event of death or "Disability" (as defined in the applicable plan):

- a pro rata portion of any unvested restricted stock units will vest; and

- outstanding PBRSU awards will remain outstanding and the participant will be eligible to earn a pro-rata portion of the number of PBRSU awards that would have been earned based on actual performance through the end of the performance period (amounts shown in the tables above assume 100% of the target PBRSU awards were earned at the end of the performance period).

Under the applicable award agreement, if a Change in Control (as defined in the applicable plan) occurs and a participant's awards are not continued, converted, assumed or replaced by the Company or a parent or subsidiary of the Company, or a Successor Entity (as defined in the applicable plan), such awards will become fully exercisable and/or payable, and all forfeiture, repurchase and other restrictions on such awards will lapse immediately prior to such Change in Control. In the case of PBRSU awards, the vested shares will be a prorated number of the target PBRSU awards. The amounts in the tables above assume all awards were continued, converted, assumed, or replaced in connection with a Change in Control.

If there is a Change in Control and the Named Executive Officer's employment is terminated by the Company without Cause or by the participant for Good Reason, in either case, within twenty-four months following the Change in Control:

- 100% of any unvested restricted stock or restricted stock units will vest; and

- the target number of PBRSU awards will be deemed to have immediately vested as of the date of termination of service.

The value of accelerated awards shown in the tables above was calculated using the closing price of our Common Stock on June 28, 2024 ($2.68).

Under the applicable plan, the Plan Administrator also has discretionary authority regarding accelerated vesting of awards in certain circumstances. The amounts in the tables above assume such discretionary authority was not exercised.

<u>Company Benefit Plans</u>

The tables and discussion above do not reflect the value of accrued and unused paid days off, disability benefits under the Company's group health plan, the value of retiree medical, vision and dental insurance benefits, and group life insurance, if any, that would be paid and/or provided to each Named Executive Officer following termination of employment, because, in each case, these benefits are generally available to all regular Company employees similarly situated in age, years of service and date of hire and do not discriminate in favor of the Named Executive Officers.

CEO to Median Employee Pay Ratio

In accordance with applicable SEC rules, we are providing the ratio of the annual total compensation of our CEO to the median of the annual total compensation of our other employees, excluding our CEO. For fiscal 2024, as calculated in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, the annual total compensation of our CEO was $1,945,920 as disclosed in the "Summary Compensation Table", the median of the annual total compensation of our employees other than the CEO was $66,044, and the ratio of our CEO's annual total compensation to the median of the annual total compensation of our other employees was 29.5 to 1.

We believe the ratio presented above is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K. We determined our median employee based on total direct compensation paid to all of our employees (consisting of approximately 922 individuals active as of June 30, 2024) for the fiscal year ended June 30, 2024. Total direct compensation was calculated using internal human resources records and included base salary (wages earned based on our payroll records), cash incentive awards earned for the period, and the annual grant date fair value of long-term incentive awards during fiscal 2024.

Because the SEC rules for identifying the median employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

Pay Versus Performance

As required by Item 402(v) of Regulation S-K, the following table sets forth (i) total compensation paid to Mr. Maserang, our former principal executive officer ("PEO"), and Mr. Moore, our current PEO, for the last four fiscal years presented, as set forth in our Summary Compensation Table ("SCT"), (ii) CAP to our PEO, (iii) average total compensation paid to our other NEOs, excluding Mr. Maserang and Mr. Moore, as set forth in the SCT for such fiscal year, and (iv) average CAP to our other NEOs, in each case as calculated in accordance with Item 402(v) of Regulation S-K, and (v) certain Company performance measures for the periods indicated. Compensation actually paid, or "CAP," is an amount calculated using methodology prescribed by SEC rules and differs from the compensation actually received by our named executive officers. The Compensation Committee does not utilize CAP as a basis for making compensation decisions. We are also permitted to report as a "smaller reporting company" as defined under the U.S. federal securities laws. Accordingly, we have not included a tabular list of financial performance measures, and the table below does not include a column for a "Company-Selected Measure" as defined in Item 402(v) of Regulation S-K. For further information concerning our compensation philosophy and how we align executive compensation with our performance, please refer to the Compensation Discussion & Analysis.

Pay Versus Performance Table

Year [1]	Summary Compensation Table Total for PEO (former)	Summary Compensation Table Total for PEO (current)	Compensation Actually Paid to PEO (former)[2][3] ($)	Compensation Actually Paid to PEO (current)[2] [3] ($)	Average Summary Compensation Table Total for Non-PEO NEOs ($)	Average Compensation Actually Paid to Non-PEO NEOs[2][3] ($)	Value of Initial Fixed $100 Investment Based on TSR ($)	Net Income (GAAP)[4] ($)
(a)	(b)		(c)		(d)	(e)	(f)	(g)
2024	1,251,899	1,945,920	425,268	1,882,628	613,975	634,881	36.51	(3,875)
2023	2,214,740	-	201,865	-	700,306	307,900	37.74	(79,180)
2022	3,292,209	-	(1,451,470)	-	915,235	365,754	63.90	(16,255)

(1) The NEOs included in the above table for each covered fiscal year are as follows:

Year	1st PEO	2nd PEO	Non-PEO NEOs
2024	D. Deverl Maserang II	John E. Moore III	Jared G. Vitemb and Tom Bauer
2023	D. Deverl Maserang II	N/A	Scott R. Drake, Amber D. Jefferson, Ruben E. Inofuentes, Maurice S.J. Moragne and Jared G. Vitemb
2022	D. Deverl Maserang II	N/A	Scott R. Drake, Ruben E. Inofuentes, Maurice S.J. Moragne and Amber D. Jefferson.

(2) The following table details the applicable adjustments that were made to determine compensation actually paid to our PEO and non-PEO NEOs (on average), calculated in accordance with Item 402(v) of Regulation S-K. To determine CAP, the amounts reported in the "Total" column of the SCT for the applicable year were adjusted as follows:

	2024 PEO ($)	2024 Average Non-PEO NEOs ($)	2023 PEO ($)	2023 Average Non-PEO NEOs ($)	2022 PEO ($)	2022 Average Non-PEO NEOs ($)
Summary Compensation Table (SCT) Total	1,645,024	613,975	2,214,740	700,306	3,292,209	915,235
Less Stock Award Value Reported in SCT for the Covered Year	(1,458,931)	(217,800)	(1,499,994)	(294,996)	(2,006,755)	(368,747)
Plus Year End Fair Value of Equity Awards Granted During the Covered Year that Remain Outstanding and Unvested as of Last Day of the Covered Year	1,230,624	241,200	649,216	103,429	1,056,305	233,293
Plus Year over Year Change in Fair Value as of the Last Day of the Covered Year of Outstanding and Unvested Equity Awards Granted in Prior Years	-	(3,278)	(461,188)	(37,495)	(3,177,131)	(305,802)
Plus Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Covered Year	-	-	0	0	0	0
Plus Year over Year Change in Fair Value as of the Vesting Date of Equity Awards Granted in Prior Years that Vested During the Covered Year	(34,521)	784	(700,909)	(52,201)	(132,863)	(81,645)
Less Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Covered Year	(956,928)	-	0	(111,143)	(483,235)	(26,579)
CAP	425,268	634,881	201,865	307,900	(1,451,470)	365,754

Current CEO - John E. Moore III

	2024	
	PEO ($)	**Average Non-PEO NEOs ($)**
Summary Compensation Table (SCT) Total	1,945,920	613,975
Less Stock Award Value Reported in SCT for the Covered Year	(1,293,916)	(217,800)
Plus Year End Fair Value of Equity Awards Granted During the Covered Year that Remain Outstanding and Unvested as of Last Day of the Covered Year	1,230,624	241,200
Plus Year over Year Change in Fair Value as of the Last Day of the Covered Year of Outstanding and Unvested Equity Awards Granted in Prior Years	-	(3,278)
Plus Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Covered Year	-	-
Plus Year over Year Change in Fair Value as of the Vesting Date of Equity Awards Granted in Prior Years that Vested During the Covered Year	-	784
Less Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Covered Year	-	-
CAP	**1,882,628**	**634,881**

(3) The assumptions we used to calculate the values for restricted stock performance and performance share awards included in the calculation of "compensation actually paid" did not differ materially from those used to calculate grant date fair value for such awards.

(4) Values shown are in thousands.

Relationship Between Pay and Performance

The graph below reflects, for each fiscal year presented, the relationship between the compensation actually paid to our PEO and non-PEO NEOs (on average), and the Company's cumulative indexed TSR:



The graph below reflects, for each fiscal year presented, the relationship between the compensation actually paid to our PEO and our non-PEO NEOs (on average) and the Company's net income (loss).



Director Compensation

Non-Employee Director Compensation

The compensation program for our non-employee directors is intended to fairly compensate our non-employee directors for the time and effort required of a director given the size and complexity of the Company's operations. Portions of the compensation program utilize our stock in order to further align the interests of the directors with all other stockholders of the Company and to motivate the directors to focus on the long-term financial interest of the Company. Directors who are Company employees are not paid any additional fees for serving on the Board or for attending Board meetings.

The Company's non-employee director compensation program is as follows:

Form of Non-Employee Director Compensation	Director Compensation Program
Annual Board Cash Retainer	$60,000
Committee Chair Cash Retainer	$10,000 for Nominating and Corporate Governance Committee $15,000 for Compensation Committee $20,000 for Audit Committee
Non-Chair Committee Cash Retainer	$7,500 for Compensation Committee and Nominating and Corporate Governance Committee $10,000 for Audit Committee
Chairman of the Board Cash Retainer	$75,000
Meeting Fees	$2,000, only paid for Board or committee meetings in excess of seven in a fiscal year
Annual Equity Award Value	$95,000
Expense Reimbursement	Payment or reimbursement of reasonable travel expenses from outside the greater Dallas-Fort Worth area, in accordance with Company policy, incurred in connection with attendance at Board and committee meetings, as well as payment or reimbursement of amounts incurred in connection with director continuing education
Other	Ad hoc committee fees are determined from time to time by the Board, as needed

The annual grant of restricted stock is generally made on the date on which the Company holds its annual meeting of stockholders or such other date as the Board may determine, in each case, subject to any blackout period under the Company's insider trading policy. In fiscal 2024, the annual grant of restricted stock units were made on February 12, 2024. Each of Stacy Loretz-Congdon, David A. Pace, Bradley L. Radoff and Waheed Zaman Robinson received a grant of 25,885 RSUs based on the $3.67 closing price per share of our Common Stock on February 12, 2024 (for an aggregate amount of $94,997.95). Terence C. O'Brien received a grant of 24,189 restricted stock units based on the $3.60 closing price per share of our Common Stock on April 1, 2024 (for an aggregate amount of $87,080.40). Mr. O'Brien received a prorated grant because he joined the Board following the 2024 Annual Meeting. Such grants cliff vest on the earlier of the 2025 Annual Meeting or the one-year anniversary of the grant date, subject to continued service to the Company through the vesting date and the acceleration provisions of the 2017 Plan and the restricted stock unit award agreement.

Stock Ownership Guidelines

Under the Company's stock ownership guidelines, a non-employee director is expected to own and hold during his or her service as a Board member a number of shares of Common Stock with a value of at least four times their annual retainer, and is not permitted to sell any shares of Common Stock received as grants under the Company's long-term incentive plans unless and until the non-employee director achieves and maintains this threshold share ownership level.

Shares of Common Stock that count toward satisfaction of these guidelines include (to the extent applicable): (i) shares of Common Stock owned outright by the non-employee director and his or her immediate family members who share the same household, whether held individually or jointly; (ii) restricted stock or restricted stock units (whether or not the restrictions have lapsed); (iii) shares of Common Stock held in trust for the benefit of the non-employee director or his or her family; and (iv) shares of Common Stock issuable under vested options held by the non-employee director.

Director Compensation Table

The following table sets forth non-employee director compensation for fiscal 2024:

Director	Fees Earned or Paid in Cash ($)	Stock Awards($)[1]	Total ($)
Allison M. Boersma [2]	71,456	N/A	71,456
Stacy Lorentz-Congdon	111,500	94,998	206,498
Terence C. O'Brien [3]	19,615	87,080	106,695
Alfred Poe [2]	73,456	N/A	73,456
David A. Pace	156,500	94,998	251,498
Bradley L. Radoff	104,500	94,998	199,498
John D. Robinson [2]	72,956	N/A	72,956
Waheed Zaman	109,625	94,998	204,623

(1) Represents the full grant date fair value of restricted stock granted to each non-employee director in fiscal 2024, computed in accordance with FASB ASC Topic 718. A discussion of the assumptions used in calculating the amounts in this column may be found in Note 16 to our audited consolidated financial statements for the fiscal year ended June 30, 2024, included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2024, except that, as required by applicable SEC rules, we did not reduce the amounts in this column for any risk of forfeiture relating to service-based (time-based) vesting conditions.

(2) None of Ms. Boersma or Messrs. Poe or Robinson received an equity grant following the 2024 Annual Meeting because they did not stand for re-election to the Board at the 2024 Annual Meeting. Ms. Boersma was appointed to the Board in 2017, Mr. Poe was appointed to the Board in 2020, and Mr. Robinson was appointed to the Board in 2021, and each served as a director until the 2024 Annual Meeting.

(3) Mr. O'Brien was appointed to the Board in March 2024 and the value of his equity grant was prorated accordingly.

<u>Director Indemnification</u>

Under the Company's Certificate of Incorporation and By-Laws, the current and former directors are entitled to indemnification and advancement of expenses from the Company to the fullest extent permitted by Delaware corporate law. The Board has approved a form of Indemnification Agreement ("Indemnification Agreement") to be entered into between the Company and its directors and officers. The Board may from time to time authorize the Company to enter into additional indemnification agreements with future directors and officers of the Company.

The Indemnification Agreements provide, among other things, that the Company will, to the extent permitted by applicable law, indemnify and hold harmless each indemnitee if, by reason of his or her corporate status as a director, officer, trustee, general partner, managing member, fiduciary, employee or agent of the Company or of any other enterprise which such person is or was serving at the request of the Company, such indemnitee was, is or is threatened to be made, a party to or a participant (as a witness or otherwise) in any threatened, pending or completed proceeding, whether formal or informal, whether brought in the right of the Company or otherwise and whether of a civil, criminal, administrative or investigative nature, against all expenses, judgments, fines, penalties and amounts paid in settlement actually and reasonably incurred by him or her or on his or her behalf in connection with such proceeding. In addition, the Indemnification Agreements provide for the payment, advancement or reimbursement of expenses incurred by the indemnitee in connection with any such proceeding to the fullest extent permitted by applicable law. The Indemnification Agreements also provide that, in the event of a Potential Change in Control (as defined in the Indemnification Agreements), the Company will, upon request by the indemnitee, create a trust for the benefit of the indemnitee and fund such trust in an amount sufficient to satisfy expenses reasonably anticipated to be incurred in connection with investigating, preparing for, participating in or defending any proceedings, and any judgments, fines, penalties and amounts paid in settlement in connection with any proceedings. The Indemnification Agreements do not exclude any other rights to indemnification or advancement of expenses to which the indemnitee may be entitled, including any rights arising under the Certificate of Incorporation or By-Laws of the Company, or the General Corporation Law of the State of Delaware. The Company is also obligated to maintain directors' and officers' liability insurance coverage, including tail coverage under certain circumstances.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management and, based on the review and discussions, recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Amendment and incorporated by reference in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2024.


Compensation Committee
of the Board of Directors

David A. Pace, Chair
Terence C. O'Brien
Waheed Zaman


ITEM 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth information as of June 30, 2024 with respect to the shares of Common Stock that may be issued upon the exercise of options and other rights under our existing equity compensation plans and arrangements in effect as of June 30, 2024. The information includes the number of shares covered by, and the weighted average exercise price of, outstanding options and the number of shares remaining available for future grant, excluding the shares to be issued upon exercise of outstanding options, warrants and rights.

Plan Category	Number of Shares to be Issued Upon Exercise / Vesting of Outstanding Options or Rights[2]	Weighted Average Exercise Price of Outstanding Options[3]	Number of Shares Remaining Available for Future Issuance[4]
Equity compensation plans approved by stockholders[1]	1,225,479	$ 17.75	1,719,363
Equity compensation plans not approved by stockholders[5]	268,815	N/A	2,919
Total	1,494,294		1,722,282

(1)   Includes shares issued under the Amended and Restated 2007 Long-Term Incentive Plan, and its predecessor plan, the Farmer Bros. Co. 2007 Omnibus Incentive Plan (together, the "Prior Plans") and the 2017 Plan. The 2017 Plan succeeded the Prior Plans. On the Effective Date of the 2017 Plan, the Company ceased granting awards under the Prior Plans; however, awards outstanding under the Prior Plans will remain subject to the terms of the applicable Prior Plan.

(2)   Includes shares that may be issued upon the achievement of certain financial and other performance criteria as a condition to vesting in addition to time-based vesting pursuant to PBRSUs granted under the 2017 Plan. The PBRSUs included in the table include the maximum number of shares that may be issued under the awards. Under the terms of the awards, the recipient may earn between 0% and 225% of the target number of PBRSUs depending on the extent to which the Company meets or exceeds the achievement of the applicable financial performance goals.

(3) Does not include outstanding PBRSUs.

(4) The 2017 Plan authorizes the issuance of (i) 3,550,000 shares of Common Stock plus (ii) the number of shares of Common Stock subject to awards under the Prior Plans that are outstanding as of the Effective Date and that expire or are forfeited, cancelled or similarly lapse following the Effective Date. Subject to certain limitations, shares of Common Stock covered by awards granted under the 2017 Plan that are forfeited, expire or lapse, or are repurchased for or paid in cash, may be used again for new grants under the 2017 Plan. Shares of Common Stock granted under the 2017 Plan may be authorized but unissued shares, shares purchased on the open market or treasury shares. In no event will more than 3,550,000 shares of Common Stock be issuable pursuant to the exercise of incentive stock options under the 2017 Plan. The 2017 Plan provides for the grant of stock options (including incentive stock options and non-qualified stock options), stock appreciation rights, restricted stock, restricted stock units, dividend equivalents, performance shares and other stock- or cash-based awards to eligible participants. Non-employee directors of the Company and employees of the Company or any of its subsidiaries are eligible to receive awards under the 2017 Plan. If the Plan Amendment is adopted, the Company's consultants would also be eligible to receive awards under the 2017 Plan.

(5) Consists of grants made under the Inducement Award Plan, which in accordance with Rule 5635(c)(4) of the Nasdaq Listing Rules ("Rule 5635(c)(4)") permits grants of up to 300,000 shares of Common Stock to newly hired employees who have not previously been a member of the Board, or to an employee who is being rehired following a bona fide period of non-employment by the Company or a subsidiary, as a material inducement to the employee's entering into employment with the Company or its subsidiary. Subject to certain limitations, shares of Common Stock covered by awards granted under the Inducement Award Plan that are forfeited, expire or lapse, or are repurchased for or paid in cash, may be used again for new grants under the 2017 Plan. The Inducement Award Plan allows for the grant of non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, and dividend equivalents.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of the Company's voting securities as of October 1, 2024 by (i) each of our current directors, (ii) each of our executive officers required to be listed pursuant to Item 402 of Regulation S-K, (iii) all of our current directors and executive officers as a group, and (iv) each person, or group of affiliated persons, known to us to be the beneficial owner of more than five percent (5%) of our outstanding Common Stock, based on 21,268,223 shares of Common Stock outstanding as of October 1, 2024.

The amounts and percentages of shares beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a "beneficial" owner of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are not deemed to be outstanding for purposes of computing any other person's percentage. Under these rules, more than one person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

Except as otherwise indicated in these footnotes, each of the individuals or entities listed below has, to our knowledge, sole voting and investment power with respect to the shares of Common Stock. Unless otherwise indicated below, the address for each natural person listed below is c/o Farmer Bros. Co., 14501 N. Fwy, Fort Worth, Texas 76177.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class[1]
Non-Employee Directors:		
Stacy Loretz-Congdon	68,664	*
David A. Pace	41,252	*
Bradley L. Radoff[2]	429,974	2.02%
Waheed Zaman	40,636	*
Terry O'Brien	0	*
Named Executive Officers:		
D. Deverl Maserang II[3]	334,849	1.57%
Jared G. Vitemb[4]	33,850	*
John E. Moore III[5]	32,272	*
Tom Bauer[6]	23,993	*
All directors and current executive officers as a group (9 individuals):	697,738	3.28%
Greater than 5% Stockholders:		
Mario J. Gabelli, GAMCO Investors, Inc. and Affiliated Parties [7]	1,541,692	7.25%
James C. Pappas, Aron R. English, and Affiliated Parties[8]	1,965,797	9.24%
Farmer Bros. Co. 401(k) Plan[9]	2,305,809	10.84%

* Less than 1%

(1) Percent of class is calculated based on 21,268,223 outstanding shares of Common Stock, plus securities deemed outstanding pursuant to Rule 13d-3(d)(1) under the Exchange Act, as of October 1, 2024 and may differ from the percent of class reported in statements of beneficial ownership filed with the SEC.

(2) Includes 280,000 shares of common stock held directly by Mr. Radoff and 125,000 shares of Common Stock held indirectly by Mr. Radoff through The Radoff Family Foundation. The principal address of The Radoff Family Foundation is 2727 Kirby Drive, Unit 29L, Houston, Texas 77098.

(3) Includes 10,090 shares of Common Stock held indirectly by Mr. Maserang through the Company's 401(k), rounded to the nearest whole share.

(4) Includes 15,000 restricted stock units held directly by Mr. Vitemb that will vest within 60 days of October 1, 2024. Also includes 8,558 shares of Common Stock held indirectly by Mr. Vitemb through the Company's 401(k).

(5) Includes 15,000 restricted stock units held directly by Mr. Moore that will vest within 60 days of October 1, 2024. Also includes 1,484 shares of Common Stock held indirectly by Mr. Moore through the Company's 401(k).

(6) Includes 15,000 restricted stock units held directly by Mr. Bauer that will vest within 60 days of October 1, 2024.

(7) Based solely on an amendment to Schedule 13D filed on February 9, 2024, according to which (i) Mario J. Gabelli may be deemed to

beneficially own 1,541,692 of these shares, (ii) Gabelli Funds, LLC may be deemed to beneficially own 286,583 of these shares, (iii) GAMCO Asset Management, Inc. may be deemed to beneficially own 779,300 of these shares and (iv) Teton Advisors, Inc. may be deemed to beneficially own 475,809 of these shares. The principal address of each of the aforementioned parties is One Corporate Center, Rye, New York 10580.

(8) Based solely on an amendment to Schedule 13D filed on August 16, 2024, according to which (i) Aron R. English may be deemed to beneficially own 1,964,536 of these shares, (ii) 22NW Fund, LP, 22NW, LP, 22NW Fund GP, LLC, and 22NW GP, Inc. may each be deemed to beneficially own 1,955,526 of these shares, and (iii) Bryson O. Hirai-Hadley may be deemed to beneficially own 1,261 of these shares. The principal address of each of Aron R. English, 22NW Fund, LP, 22NW, LP, 22NW Fund GP, LLC, 22NW GP, Inc. and Bryson O. Hirai-Hadley is 590 1st Ave. S, Unit C1, Seattle, Washington 98104.

(9) This information is based on the Company's records and includes 2,305,809 shares of Common Stock that are held in the 401(k) and allocated to a participant's account ("allocated shares") as of October 1, 2024, and includes the 25,988 shares of Common Stock beneficially owned by the Company's executive officers. The 401(k) Trustee votes allocated shares as directed by such participant or beneficiary of the 401(k). The present member of the Administrative Committee of the Farmer Bros. Co. Qualified Employee Retirement Plans (the "Management Administrative Committee"), which administers the 401(k), is Mr. Vitemb. Each member of the Management Administrative Committee disclaims beneficial ownership of the securities held by the 401(k) except for those, if any, that have been allocated to the member as a participant in the 401(k). The principal address of the 401(k) is c/o Farmer Bros. Co., 1912 Farmer Brothers Drive, Northlake, Texas 76262.

ITEM 13.   Certain Relationships and Related Transactions, and Director Independence

Review and Approval of Related Person Transactions

Under the Company's written Policies and Procedures for the Review, Approval or Ratification of Related Person Transactions, a related person transaction may be consummated or may continue only if the Audit Committee approves or ratifies the transaction in accordance with the guidelines set forth in the policy. The policy applies to:

(i) any person who is, or at any time since the beginning of the Company's last fiscal year was, a director, nominee for director or executive officer of the Company; (ii) any person who is known to be the beneficial owner of more than 5% of any class of the Company's voting securities; and (iii) any immediate family member, as defined in the policy, of, or sharing a household with, any of the foregoing persons. For purposes of the policy, a related person transaction includes, but is not limited to, any financial transaction, arrangement or relationship or any series of similar transactions, arrangements or relationships, specifically including indebtedness and guarantees of indebtedness and transactions involving employment, consulting or similar arrangements, between the Company and any of the foregoing persons since the beginning of the Company's last fiscal year, or any currently proposed transaction in which the Company was or is to be a participant or a party, in which the amount involved exceeds $120,000, and in which any of the foregoing persons had or will have a direct or indirect material interest.

The Company will maintain a related person master list to assist in identifying related person transactions, which will be distributed by the Company's General Counsel to the Company's executive officers; the function or department managers responsible for purchasing goods or services for the Company and its subsidiaries; the director of accounts payable and the director of accounts receivable for the Company and its subsidiaries; and any other persons whom the Audit Committee, the Chief Compliance Officer or the General Counsel may designate.

Upon referral by the Chief Compliance Officer, General Counsel or Secretary of the Company, any proposed related person transaction will be reviewed by the Audit Committee for approval or disapproval based on the following:

- The materiality of the related person's interest, including the relationship of the related person to the Company, the nature and importance of the interest to the related person, the amount involved in the transaction, whether the transaction has the potential to present a conflict of interest, whether there are business reasons for the Company to enter the transaction, and whether the transaction would impair the independence of any independent director;

- Whether the terms of the transaction, in the aggregate, are comparable to those that would have been reached by unrelated parties in an arm's length transaction;

- The availability of alternative transactions, including whether there is another person or entity that could accomplish the same purposes as the transaction and, if alternative transactions are available, there must be a clear and articulable reason for the transaction with the related person;

- Whether the transaction is proposed to be undertaken in the ordinary course of the Company's business, on the same terms that the Company offers generally in transactions with persons who are not related persons; and

- Such additional factors as the Audit Committee determines relevant.

Following review, the Audit Committee will approve or ratify in writing any related person transaction determined by the Audit Committee to be in, or not inconsistent with, the best interests of the Company and its stockholders.

The Audit Committee may impose conditions or guidelines on any related person transaction, including, but not limited to: (i) conditions relating to on-going reporting to the Audit Committee and other internal reporting; (ii) limitations on the amount involved in the transaction; (iii) limitations on the duration of the transaction or the Audit Committee's approval of the transaction; and (iv) other conditions for the protection of the Company and to avoid conferring an improper benefit, or creating the appearance of a conflict of interest. Any member of the Audit Committee who has or whose immediate family member has an interest in the transaction under discussion will abstain from voting on the approval of the related person transaction, but may, if so requested by the Chair of the Audit Committee, participate in some or all of the Audit Committee's discussions of the related person transaction.

The Audit Committee will direct the Company's executive officers to disclose all related person transactions approved by the Audit Committee to the extent required under applicable accounting rules, Federal securities laws, SEC rules and regulations, and Nasdaq Listing Rules.

Related Person Transactions

The Company did not have any related person transactions in fiscal 2024.

Director Independence

At least annually and in connection with any individuals being nominated to serve on the Board, the Board reviews the independence of each director or nominee, including pursuant to Rule 5605 of the Nasdaq Listing Rules, and affirmatively determines whether each director or nominee qualifies as independent. This review includes the submission of responses to a thorough questionnaire by each of our directors or director nominees.

The Board believes that stockholder interests are best served by having a number of objective, independent representatives on the Board. For this purpose, a director or nominee will be considered to be "independent" only if the Board affirmatively determines that the director or nominee has no relationship with respect to the Company that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Additionally, pursuant to Rule 5605 of the Nasdaq Listing Rules, our Board must determine that an independent director has no material relationship with us other than as a director. The standards specify the criteria by which the independence of our directors will be determined, including strict guidelines for directors and their immediate families with respect to past employment or affiliation with us or our independent registered public accounting firm. The standards also prohibit Audit Committee members from having any direct or indirect financial relationship with us and restrict both commercial and not-for-profit relationships between us and each director. We may not give personal loans or extensions of credit to our directors, and all directors are required to deal at arm's length with us and our subsidiaries, and to disclose any circumstance that might be perceived as a conflict of interest.

In making its independence determinations, the Board reviewed transactions, relationships, behavior and arrangements between each director and nominee, or any member of his or her immediate family, and us or our subsidiaries based on information provided by the director or nominee, our records and publicly available information. The Board made the following independence determinations (the transactions, relationships and arrangements reviewed by the Board in making such determinations are set forth in the footnotes below):

Director	Status
Stacy Loretz-Congdon	Independent
John E. Moore, III	Not Independent[1]
Terence C. O'Brien	Independent
David A. Pace	Independent
Bradley L. Radoff	Independent
Waheed Zaman	Independent

(1) Mr. Moore serves as the Company's President and Chief Executive Officer.

ITEM 14.   **Principal Accountant Fees and Services**

Audit Committee Report

The Audit Committee has reviewed and discussed with management the Company's audited consolidated financial statements as of and for the fiscal year ended June 30, 2024.

The Audit Committee has discussed with the Company's independent registered public accounting firm, Grant Thornton LLP ("Grant Thornton") (Dallas, Texas, PCAOB ID Number 248), the matters required to be discussed by the Statement on Auditing Standards No. 16, "Communications with Audit Committees," as adopted by the Public Company Accounting Oversight Board.

The Audit Committee has received the written disclosures and the letter from Grant Thornton required by applicable requirements of the Public Company Accounting Oversight Board regarding Grant Thornton's communications with the Audit Committee concerning independence, and has discussed with Grant Thornton that firm's independence.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements referred to above be included in the Company's 2024 Form 10-K for filing with the SEC.


Audit Committee of the Board of Directors

Stacy Loretz-Congdon, Chair
Bradley L. Radoff
Waheed Zaman


Independent Registered Public Accounting Firm Fees

The following table sets forth the aggregate fees billed by Grant Thornton for fiscal 2023 and 2024, respectively, for audit and non-audit services (as well as all "out-of-pocket" costs incurred in connection with these services) and are categorized as Audit Fees, Audit-Related Fees, Tax Fees and All Other Fees. The nature of the services provided in each such category is described following the table. The Audit Committee approved all audit and permissible non-audit services provided by Grant Thornton in accordance with the pre-approval policies and procedures described below.

	Fiscal 2024 Grant Thornton	Fiscal 2023 Grant Thornton
Audit fees[1]	$ 722,653	$ 783,836
Audit-related fees[2]	$ 0	$ 0
Tax fees[3]	$ 0	$ 0
All other fees[4]	$ 0	$ 0
Total fees	$ 722,653	$ 783,836

(1) "Audit Fees" are fees paid for the audit of the Company's annual consolidated financial statements included in its Form 10-K and review of financial statements included in the Form 10-Q's, for the audit of the Company's internal control over financial reporting, and for services that are normally provided by the auditor in connection with statutory and regulatory filings or engagements. Audit fees for fiscal 2023 and fiscal 2024 consisted of fees associated with the audit of the Company's annual financial statements, the audit of internal control over financial reporting, the review of the Company's quarterly reports on Form 10-Q, services associated with SEC registration statements, and accounting advisory services in connection with the impact of new accounting standards.
(2) "Audit-Related Fees" represent fees for assurance and related services that are traditionally performed by Grant Thornton. No audit-related fees were paid to Grant Thornton for fiscal 2023 or fiscal 2024.
(3) "Tax Fees" are fees for tax compliance, planning, advice and consultation services, including state tax representation and miscellaneous consulting on federal and state taxation matters. No tax fees were paid to Grant Thornton for fiscal 2023 or fiscal 2024.
(4) No other fees were paid to Grant Thornton for fiscal 2023 or fiscal 2024.

Pre-Approval of Audit and Non-Audit Services

Under the Farmer Bros. Co. Audit and Non-Audit Services Pre-Approval Policy, the Audit Committee must pre-approve all audit and non-audit services provided by the independent auditor. The policy, as described below, sets forth the procedures and conditions for such pre-approval of services to be performed by the independent auditor. The policy utilizes both a framework of general pre-approval for certain specified services and specific pre-approval for all other services. Unless a type of service has received general pre-approval, it will require specific pre-approval by the Audit Committee if it is to be provided by the independent auditor. Any proposed services exceeding pre-approved cost levels or budgeted amounts will also require specific pre-approval by the Audit Committee.

In the first quarter of each year, the Audit Committee is asked to pre-approve the engagement of the independent auditor and the projected fees for audit services for the current fiscal year. The Audit Committee is also asked to provide general pre-approval for certain audit-related services (assurance and related services that are reasonably related to the performance of the auditor's review of the financial statements or that are traditionally performed by the independent auditor) and tax services (such as tax compliance, tax planning and tax advice) for the current fiscal year consistent with the SEC's rules on auditor independence. If the Company wishes to engage the independent auditor for additional services that have not been generally pre-approved as described above, then such engagement will be presented to the Audit Committee for pre-approval at its next regularly scheduled meeting. Pre-approval of any engagement by the Audit Committee is required before the independent auditor may commence any engagement.

In fiscal 2024, there were no fees paid to Grant Thornton under a *de minimis* exception to the rules that waive pre-approval for certain non-audit services.

PART IV

ITEM 15.   Exhibits and Financial Statement Schedules

(a)   List of Financial Statements and Financial Statement Schedules:

The consolidated financial statements filed as part of this report are indexed in the table of contents of the Original Filing and incorporated by reference to the Original Filing. Financial Statement Schedules have been omitted, since they are either not applicable, not required or the information is included elsewhere herein.

(b)   Exhibits:

Exhibit No.	Description
2.1	Asset Purchase Agreement, dated June 6, 2023, between TreeHouse Foods, Inc. and Farmer Bros. Co. (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on July 6, 2023 and incorporated herein by reference).
2.2	Amendment to Asset Purchase Agreement, dated June 30, 2023, between TreeHouse Foods, Inc. and Farmer Bros. Co. (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on July 6, 2023 and incorporated herein by reference).
3.1	Second Amended and Restated Certificate of Incorporation of Farmer Bros. Co. (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on January 12, 2023 and incorporated herein by reference).
3.2	Amended and Restated Bylaws of Farmer Bros. Co. (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on February 2, 2023 and incorporated herein by reference).
4.1	Description of Farmer Bros. Co. Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (filed as Exhibit 4.1 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2023 filed with the SEC on September 12, 2023 and incorporated herein by reference).*
10.1	Farmer Bros. Co. Pension Plan for Salaried Employees, Farmer Bros. Co. Retirement Plan (filed as Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2017 filed with the SEC on November 7, 2017 and incorporated herein by reference).*
10.2	Amendment No. 1 to Farmer Bros. Co. Pension Plan for Salaried Employees, Farmer Bros. Co. Retirement Plan effective June 30, 2011 (filed as Exhibit 10.4 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2016 filed with the SEC on September 14, 2016 and incorporated herein by reference).*
10.3	Action of the Administrative Committee of the Farmer Bros. Co. Qualified Employee Retirement Plans amending the Farmer Bros. Co. Retirement Plan, effective as of December 6, 2012 (filed as Exhibit 10.10 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 filed with the SEC on May 9, 2018 and incorporated herein by reference).*
10.4	Amendment to the Farmer Bros. Co. Retirement Plan, dated as of December 1, 2018 (filed as Exhibit 10.53 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2018 filed with the SEC on February 11, 2019 and incorporated herein by reference).*
10.5	Farmer Bros. Co. Amended and Restated Employee Stock Ownership Plan, as adopted by the Board of Directors on December 9, 2010 and effective as of January 1, 2010 (filed as Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2016 filed with the SEC on May 6, 2016 and incorporated herein by reference).*
10.6	Action of the Administrative Committee of the Farmer Bros. Co. Qualified Employee Retirement Plans amending the Farmer Bros. Co. Amended and Restated Employee Stock Ownership Plan, effective as of January 1, 2012 (filed as Exhibit 10.12 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2017 filed with the SEC on September 28, 2017 and incorporated herein by reference).*

Exhibit No.	Description
10.7	Action of the Administrative Committee of the Farmer Bros. Co. Qualified Employee Retirement Plans amending the Farmer Bros. Co. Amended and Restated Employee Stock Ownership Plan, effective as of January 1, 2015 (filed as Exhibit 10.10 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2015 filed with the SEC on November 9, 2015 and incorporated herein by reference).*
10.8	Action of the Administrative Committee of the Farmer Bros. Co. Qualified Employee Retirement Plans amending the Farmer Bros. Co. Amended and Restated Employee Stock Ownership Plan, effective as of January 1, 2015 (filed as Exhibit 10.11 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2015 filed with the SEC on November 9, 2015 and incorporated herein by reference).*
10.9	Amendment dated October 6, 2016 to Farmer Bros. Co. Amended and Restated Employee Stock Ownership Plan (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on October 7, 2016 and incorporated herein by reference).*
10.10	Second Amendment to the Farmer Bros. Co. Amended and Restated Employee Stock Ownership Plan, dated as of December 31, 2018 (filed as Exhibit 10.52 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2018 filed with the SEC on February 11, 2019 and incorporated herein by reference).*
10.11	Action of the Administrative Committee of the Farmer Bros. Co. Qualified Employee Retirement Plans amending the Farmer Bros. Co. Amended and Restated Employee Stock Ownership Plan, effective as of January 1, 2017 (filed as Exhibit 10.18 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2017 filed with the SEC on February 7, 2018 and incorporated herein by reference).*
10.12	Employment Agreement, dated as of September 6, 2019, by and between Farmer Bros. Co. and Deverl Maserang (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on September 10, 2019 and incorporated herein by reference).*
10.13	Farmer Bros. Co. 2007 Omnibus Plan, as amended (as approved by the stockholders at the 2012 Annual Meeting of Stockholders on December 6, 2012) (filed as Exhibit 10.27 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2017 filed with the SEC on November 7, 2017 and incorporated herein by reference).*
10.14	Form of Farmer Bros. Co. 2007 Omnibus Plan Stock Option Grant Notice and Stock Option Agreement (filed as Exhibit 10.39 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 filed with the SEC on May 9, 2018 and incorporated herein by reference).*
10.15	Form of Farmer Bros. Co. 2007 Omnibus Plan Restricted Stock Award Grant Notice and Restricted Stock Award Agreement (filed as Exhibit 10.41 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 filed with the SEC on May 9, 2018 and incorporated herein by reference).*
10.16	Farmer Bros. Co. Amended and Restated 2007 Long-Term Incentive Plan (as approved by the stockholders at the 2013 Annual Meeting of Stockholders on December 5, 2013) (filed as Exhibit 10.35 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2018 filed with the SEC on February 11, 2019 and incorporated herein by reference).*
10.17	Addendum to Farmer Bros. Co. Amended and Restated 2007 Long-Term Incentive Plan (filed as Exhibit 10.30 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2014 filed with the SEC on February 9, 2015 and incorporated herein by reference).*
10.18	Form of Farmer Bros. Co. Amended and Restated 2007 Long-Term Incentive Plan Stock Option Grant Notice and Stock Option Agreement (filed as Exhibit 10.43 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2018 filed with the SEC on February 11, 2019 and incorporated herein by reference).*

Exhibit No.	Description
10.19	Form of Farmer Bros. Co. Amended and Restated 2007 Long-Term Incentive Plan Restricted Stock Award Grant Notice and Restricted Stock Award Agreement (filed as Exhibit 10.45 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2018 filed with the SEC on February 11, 2019 and incorporated herein by reference).*
10.20	Farmer Bros. Co. 2017 Long-Term Incentive Plan (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on June 26, 2017 and incorporated herein by reference).*
10.21	Form of Farmer Bros. Co. 2017 Long-Term Incentive Plan Stock Option Award Agreement (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on December 4, 2017 and incorporated herein by reference).*
10.22	Form of Farmer Bros. Co. 2017 Long-Term Incentive Plan Stock Restricted Unit Award Agreement (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on July 22, 2020 and incorporated herein by reference).*
10.23	Form of Farmer Bros. Co. 2017 Long-Term Incentive Plan Restricted Stock Unit Award Agreement (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on December 4, 2017 and incorporated herein by reference).*
10.24	Form of Farmer Bros. Co. 2017 Long-Term Incentive Plan Restricted Stock Unit Award Agreement (filed as Exhibit 10.24 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2023 filed with the SEC on September 12, 2023 and incorporated herein by reference).*
10.25	Form of Farmer Bros. Co. 2017 Long-Term Incentive Plan Restricted Stock Unit Award Agreement (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed with the SEC on November 9, 2023 and incorporated herein by reference).*
10.26	Form of Farmer Bros. Co. 2017 Long-Term Incentive Plan Restricted Stock Grant Agreement (Directors) (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on December 4, 2017 and incorporated herein by reference).*
10.27	Form of Farmer Bros. Co. 2017 Long-Term Incentive Plan Restricted Stock Grant Agreement (Employees) (filed as Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the SEC on December 4, 2017 and incorporated herein by reference).*
10.28	Farmer Bros. Co. Amended and Restated 2017 Long-Term Incentive Plan (filed as Exhibit 99.1 to the Company's Registration Statement on Form S-8 filed with the SEC on December 28, 2021 and incorporated herein by reference).*
10.29	Form of Farmer Bros Co. Amended and Restated 2017 Long-Term Incentive Plan Restricted Stock Unit Award Agreement (Directors) (filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2023, filed with the SEC on May 10, 2023 and incorporated herein by reference).*
10.30	Form of Farmer Bros. Co. Amended and Restated 2017 Long-Term Incentive Plan Restricted Stock Unit Award Agreement (filed as Exhibit 10.29 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2023 filed with the SEC on September 12, 2023 and incorporated herein by reference).*

Exhibit No.	Description
10.31	Form of Farmer Bros. Co. Amended and Restated 2017 Long-Term Incentive Plan Restricted Stock Unit Award Agreement (filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed with the SEC on November 9, 2023 and incorporated herein by reference).*
10.32	Form of Farmer Bros. Co. Amended and Restated 2017 Long-Term Incentive Plan Cash-Based Restricted Stock Unit Award Agreement (filed as Exhibit 10.30 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2023 filed with the SEC on September 12, 2023 and incorporated herein by reference).*
10.33	Form of Farmer Bros. Co. Amended and Restated 2017 Long-Term Incentive Plan Cash-Based Restricted Stock Unit Award Agreement (filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed with the SEC on November 9, 2023 and incorporated herein by reference).*
10.34	Farmer Bros. Co. 2020 Inducement Incentive Plan (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on March 16, 2020 and incorporated herein by reference).*
10.35	Form of Farmer Bros. Co. 2020 Inducement Incentive Plan Stock Option Award Agreement (filed as Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the SEC on March 16, 2020 and incorporated herein by reference).*
10.36	Form of Farmer Bros. Co. 2020 Inducement Incentive Plan Restricted Stock Unit Agreement (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on July 22, 2020 and incorporated herein by reference).*
10.37	Form of Severance Agreement (filed as Exhibit 10.34 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2023 filed with the SEC on September 12, 2023 and incorporated herein by reference).*
10.38	Form of Amended and Restated Severance Agreement (filed as Exhibit 10.5 to the Company's Current Report on Form 8-K filed with the SEC on July 6, 2023 and incorporated herein by reference).*
10.39	Form of Indemnification Agreement for Directors and Officers of the Company, as adopted on December 8, 2017 (filed as Exhibit 10.32 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2022, filed with the SEC on September 2, 2022).*
10.40	Interest Rate Swap Confirmation, dated as of March 28, 2019, by and between Farmer Bros., Co. and Citibank, N.A. (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on March 29, 2019 and incorporated herein by reference).*
10.41	Credit Agreement dated as of dated as of April 26, 2021, by and among Farmer Bros. Co., a Delaware corporation, the other loan parties named therein, the lenders named therein and Wells Fargo Bank, N.A., as administrative agent and lender (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on April 27, 2021 and incorporated herein by reference).
10.42	Consent and Amendment No. 1 to Credit Agreement, dated as of December 20, 2021, by and among Farmer Bros Co., the other loan parties named therein, the lenders named therein and Wells Fargo Bank, N.A., as administrative agent and lender (filed as Exhibit 10.47 to the Company's Annual Report on Form 10-K filed with the SEC on September 2, 2022).
10.43	Increase Joinder and Amendment No. 2 to Credit Agreement, dated as of August 8, 2022, by and among Farmer Bros. Co., the other loan parties named therein, the lenders named therein and Wells Fargo Bank, N.A., as administrative agent and lender (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on August 9, 2022 and incorporated herein by reference).

Exhibit No.	Description
10.44	Amendment No. 3 to Credit Agreement, dated August 31, 2022, by and among Farmer Bros. Co., the other loan parties named therein, the lenders named therein and Wells Fargo Bank, N.A., as administrative agent and lender (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on August 31, 2022 and incorporated herein by reference).
10.45	Consent and Amendment No. 4 to Credit Agreement, dated June 30, 2023, by and among Farmer Bros. Co., the other loan parties named therein, the lenders named therein and Wells Fargo Bank, N.A., as administrative agent and lender (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on July 6, 2023 and incorporated herein by reference).
10.46	Consent and Amendment No. 5 to Credit Agreement, dated December 4, 2023, by and among the Company, Boyd Assets Co., FBC Finance Company, Coffee Bean Holding Co., Inc., Coffee Bean International, Inc. and China Mist Brands, Inc., as borrowers, the lenders party thereto, and Wells Fargo Bank, N.A., as administrative agent (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on December 7, 2023 and incorporated herein by reference).
10.47	Guaranty and Security Agreement dated as of April 26, 2021, by and among Farmer Bros. Co., a Delaware corporation, the other grantors named therein, and Wells Fargo Bank, N.A., as administrative agent (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on April 27, 2021 and incorporated herein by reference).
10.48	Credit Agreement dated as of April 26, 2021, by and among Farmer Bros. Co., a Delaware corporation, the other loan parties named therein, the lenders named therein and MGG Investment Group LP, as administrative agent (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on April 27, 2021 and incorporated herein by reference).
10.49	Guaranty and Security Agreement dated as of April 26, 2021, by and among Farmer Bros. Co., a Delaware corporation, the other grantors named therein, and MGG Investment Group LP, as administrative agent (filed as Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the SEC on April 27, 2021 and incorporated herein by reference).
10.50	ISDA Master Agreement dated as of April 26, 2021, by and between Farmer Bros. Co. and Wells Fargo Bank, N.A. (filed as Exhibit 10.5 to the Company's Current Report on Form 8-K filed with the SEC on April 27, 2021 and incorporated herein by reference).
10.51	Schedule of the ISDA Master Agreement, dated as of April 26, 2021, by and between Farmer Bros. Co. and Wells Fargo Bank, N.A. (filed as Exhibit 10.6 to the Company's Current Report on Form 8-K filed with the SEC on April 27, 2021 and incorporated herein by reference).
10.52	Replacement interest rate swap with Wells Fargo Bank, N.A. pursuant to a new interest rate swap confirmation (filed as Exhibit 10.7 to the Company's Current Report on Form 8-K filed with the SEC on April 27, 2021 and incorporated herein by reference).

Exhibit No.	Description
10.53	Letter Agreement, dated November 7, 2023, by and among the Company, JCP Investment Partnership, LP, JCP Investment Partners, LP, JCP Investment Holdings, LLC, JCP Investment Management, LLC, James C. Pappas, 22NW, LP, 22NW Fund, LP, 22NW Fund GP, LLC, 22NW GP, Inc., Aron R. English and Bryson O. Hirai-Hadley (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on November 9, 2023 and incorporated herein by reference).
10.54	Amendment, dated March 6, 2024, to Letter Agreement, dated November 7, 2023, by and among the Company, JCP Investment Partnership, LP, JCP Investment Partners, LP, JCP Investment Holdings, LLC, JCP Investment Management, LLC, James C. Pappas, 22NW, LP, 22NW Fund, LP, 22NW Fund GP, LLC, 22NW GP, Inc., Aron R. English and Bryson O. Hirai-Hadley (filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 9, 2024 and incorporated herein by reference).
10.55	Employment Agreement, dated as of May 1, 2024, by and between the Company and John E. Moore III (filed as Exhibit 10.1 to the Company's Amendment No. 1 to Current Report on Form 8-K/A filed with the SEC on May 3, 2024 and incorporated herein by reference).
10.56	Offer Letter, dated as of May 17, 2024, by and between the Company and Vance Fisher (filed as Exhibit 10.56 to the Company's Annual Report on Form 10-K filed with the SEC on September 12, 2024 and incorporated herein by reference).*
10.57	Retention Agreement, dated August 7, 2023, by and between the Company and Matt Coffman (filed as Exhibit 10.57 to the Company's Annual Report on Form 10-K filed with the SEC on September 12, 2024 and incorporated herein by reference).*
10.58	Retention Agreement, dated September 13, 2023, by and between the Company and Brad Bollner (filed as Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed with the SEC on November 9, 2023 and incorporated herein by reference).*
10.59	Retention Agreement, dated September 13, 2023, by and between the Company and Jared Vitemb (filed as Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q filed with the SEC on November 9, 2023 and incorporated herein by reference).*
10.60	Restricted Stock Unit Agreement, dated July 1, 2024, by and between the Company and Vance Fisher (filed as Exhibit 10.60 to the Company's Annual Report on Form 10-K filed with the SEC on September 12, 2024 and incorporated herein by reference).*
10.61	Performance Restricted Stock Unit Agreement, dated July 1, 2024, by and between the Company and Vance Fisher (filed as Exhibit 10.61 to the Company's Annual Report on Form 10-K filed with the SEC on September 12, 2024 and incorporated herein by reference).*
10.62	Severance Agreement, effective September 13, 2019, by and between the Company and Deverl Maserang (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on September 10, 2019 and incorporated herein by reference).*
10.63	Letter Agreement, dated August 14, 2024, by and among the Company, 22NW, LP, 22NW Fund, LP, 22NW Fund GP, LLC, 22NW GP, Inc., Aron R. English and Bryson O. Hirai-Hadley (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on August 16, 2024 and incorporated herein by reference).*
14.1	Farmer Bros. Co. Code of Conduct and Ethics adopted on August 26, 2010 and updated February 2013 and September 7, 2017 (filed as Exhibit 14.1 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2017 filed with the SEC on September 29, 2017 and incorporated herein by reference).

Exhibit No.	Description
16.1	Letter of Deloitte & Touche LLP to the SEC dated December 22, 2021, (filed as Exhibit 16.1 to the Company's Report on Form 8-K filed with the SEC on December 22, 2021 and incorporated herein by reference).
19.1	Farmer Bros. Co. Insider Trading Policy (filed as Exhibit 19.1 to the Company's Annual Report on Form 10-K filed with the SEC on September 12, 2024 and incorporated herein by reference).*
21.1	List of all Subsidiaries of Farmer Bros. Co. (filed as Exhibit 21.1 to the Company's Report on Form 10-K filed with the SEC on September 2, 2022 and incorporated herein by reference).
23.1	Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm (filed as Exhibit 23.1 to the Company's Annual Report on Form 10-K filed with the SEC on September 12, 2024 and incorporated herein by reference).
31.1	Principal Executive Officer Certification Pursuant to Securities Exchange Act Rules 13a-14 and 15d-14 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
31.2	Principal Financial Officer Certification Pursuant to Securities Exchange Act Rules 13a-14 and 15d-14 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
32.1	Principal Executive Officer Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).
32.2	Principal Financial Officer Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).
97.1	Farmer Bros. Co. Amended and Restated Policy on Executive Compensation in Restatement Situations (filed as Exhibit 97.1 to the Company's Annual Report on Form 10-K filed with the SEC on September 12, 2024 and incorporated herein by reference).
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document (furnished herewith).
101.SCH	Inline XBRL Taxonomy Extension Schema Document (furnished herewith).
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document (furnished herewith).
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document (furnished herewith).
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document (furnished herewith).
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document (furnished herewith).
104	Cover Page Interactive Data File - the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document (furnished herewith).

* Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FARMER BROS. CO.

By: _____/s/ John E. Moore III_____
    John E. Moore III
    President and Chief Executive Officer
    October 25, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ John E. Moore III John E. Moore III	Interim Chief Executive Officer (principal executive officer)	October 25, 2024
/s/ Vance Fisher Vance Fisher	Chief Financial Officer (principal financial officer)	October 25, 2024
/s/ Matthew Coffman Matthew Coffman	Vice President and Controller (principal accounting officer)	October 25, 2024
/s/ David A. Pace David A. Pace	Chairman of the Board	October 25, 2024
/s/ Terence C. O'Brien Terence C. O'Brien	Director	October 25, 2024
/s/ Stacy Loretz-Congdon Stacy Loretz-Congdon	Director	October 25, 2024
/s/ Bradley L. Radoff Bradley L. Radoff	Director	October 25, 2024
/s/ Waheed Zaman Waheed Zaman	Director	October 25, 2024